SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No  ☒

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2012 and for the six-month periods ended December 31, 2012 and 2011

Legal information

Denomination: Alto Palermo S.A. (APSA)

Fiscal year No.: 123, beginning on July 1, 2012

Legal address: Moreno 877, 22nd floor, Buenos Aires, Argentina

Company activity: Real estate investment and development

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889

Date of registration of last amendment: December 18, 2012

Expiration of company charter: August 28, 2087

Number of register with the Superintendence of Corporations: 801,047

Capital stock: 1,259,886,188 common shares

Subscribed, issued and paid up: Ps. 125,989

Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)

Legal Address: Bolívar 108, 1st floor, Buenos Aires, Argentina

Main activity: Real estate investment

Controlling interest on the equity: 1,205,395,276 common shares

Percentage of votes of the parent Company on the equity: 95.67%

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up Ps.
Common stock with a face value of Ps. 0.1 per share and entitled to 1 vote each (See Note 34)	1,259,886,188	125,989

Alto Palermo S.A. (APSA)
Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2012 and June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.2012	06.30.2012	07.01.2011
ASSETS
Non-Current Assets
Investment properties, net	10	1,579,319	1,553,794	1,554,913
Property, plant and equipment, net	11	17,344	17,485	17,402
Trading properties	12	35,510	35,334	32,777
Intangible assets, net	13	22,362	22,501	22,745
Investments in associates and joint ventures	8,9	166,411	114,455	47,634
Deferred income tax assets	22	21,891	23,467	22,790
Trade and other receivables, net	15	99,470	82,888	83,760
Investments in financial assets	16	100,757	104,993	76,256
Total Non-Current Assets		2,043,064	1,954,917	1,858,277
Current Assets
Trading properties	12	3,079	4,012	14,224
Inventories	14	9,675	10,394	7,384
Trade and other receivables, net	15	470,857	386,773	324,522
Investments in financial assets	16	85,858	45,072	29,396
Cash and cash equivalents	17	208,920	102,698	145,552
Total Current Assets		778,389	548,949	521,078
TOTAL ASSETS		2,821,453	2,503,866	2,379,355
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		125,989	125,989	125,961
Inflation adjustment of share capital		69,381	84,621	84,621
Share premium		444,210	536,300	536,290
Reserve for share-based compensation		4,674	2,138	-
Legal reserve		39,074	39,074	26,045
Voluntary reserve		-	-	147
Reserve for new developments		3,302	-	183
Acquisition of additional interest in subsidiaries		(16,020)	(16,020)	-
Retained earnings		183,294	51,774	22,671
Equity attributable to equity holders of the parent		853,904	823,876	795,918
Non-controlling interest		154,342	148,647	136,836
TOTAL SHAREHOLDERS’ EQUITY		1,008,246	972,523	932,754
LIABILITIES
Non-Current Liabilities
Trade and other payables	18	169,309	160,208	143,934
Borrowings	21	712,152	680,550	615,503
Deferred income tax liabilities	22	120,430	120,968	137,684
Provisions	20	9,782	11,593	12,829
Total Non-Current Liabilities		1,011,673	973,319	909,950
Current Liabilities
Trade and other payables	18	416,501	361,880	324,545
Income tax liabilities		81,248	105,411	66,163
Payroll and social security liabilities	19	19,789	26,171	24,061
Borrowings	21	278,802	64,562	121,615
Provisions	20	5,194	-	267
Total Current Liabilities		801,534	558,024	536,651
TOTAL LIABILITIES		1,813,207	1,531,343	1,446,601
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,821,453	2,503,866	2,379,355

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the six and three-months periods beginning on July 1 and October 1, 2012 and
2011 and ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Six month		Three month
	Note	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Revenues	24	818,302	702,595	455,085	373,917
Costs	25	(376,975)	(324,062)	(208,590)	(177,292)
Gross Profit		441,327	378,533	246,495	196,625
General and administrative expenses	26	(37,138)	(29,378)	(22,180)	(15,968)
Selling expenses	26	(27,440)	(16,545)	(14,618)	(9,301)
Other operating expense, net	28	(5,415)	(336)	(2,627)	(1,408)
Profit from Operations		371,334	332,274	207,070	169,948
Share of profit / (loss) of associates and joint ventures	8,9	894	6,851	(618)	4,428
Profit from Operations Before Financing and Taxation		372,228	339,125	206,452	174,376
Finance income	29	31,159	34,984	16,509	24,625
Finance cost	29	(129,342)	(77,008)	(79,297)	(40,963)
Financial results, net		(98,183)	(42,024)	(62,788)	(16,338)
Profit Before Income Tax		274,045	297,101	143,664	158,038
Income tax expense	22	(98,289)	(97,446)	(35,889)	(49,183)
Profit for the period		175,756	199,655	107,775	108,855
Total Comprehensive Income for the period		175,756	199,655	107,775	108,855

Attributable to:
Equity holders of the parent		166,866	193,061	104,055	105,500
Non-controlling interest		8,890	6,594	3,720	3,355

Profit per share attributable to equity holders of the parent during the period (Note 34):
Basic		0.13	0.15	0.08	0.08
Diluted		0.07	0.08	0.04	0.04

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Alto Palermo S.A. (APSA)
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation Adjustment of Share Capital	Share Premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non- Controlling Interest	Total Shareholders' Equity
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	-	(16,020)	51,774	823,876	148,647	972,523
Comprehensive income for the period	-	-	-	-	-	-	-	166,866	166,866	8,890	175,756
Dividends distribution - Shareholders meeting as of 10.31.12	-	-	-	-	-	-	-	(140,000)	(140,000)	-	(140,000)
Constitution reserve for new developments Shareholders meeting as of 10.31.12	-	-	-	-	-	3,302	-	(3,302)	-	-	-
Reallocation of retained earnings - Shareholders meeting as of 10.31.12	-	(15,240)	(92,090)	-	-	-	-	107,330	-	-	-
Reimbursement of expired dividends (Note 23)	-	-	-	-	-	-	-	626	626	-	626
Reserve for share-based compensation (Note 31)	-	-	-	2,536	-	-	--	-	2,536	-	2,536
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	(7,895)	(7,895)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	4,700	4,700
Balance at December 31, 2012	125,989	69,381	444,210	4,674	39,074	3,302	(16,020)	183,294	853,904	154,342	1,008,246

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Alto Palermo S.A. (APSA)
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation Adjustment of Share Capital	Share Premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Voluntary reserve	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non-Controlling Interest	Total Shareholders' Equity
Balance at July 1, 2011	125,961	84,621	536,290	-	26,045	183	147	-	22,671	795,918	136,836	932,754
Comprehensive income for the period	-	-	-	-	-	-	-	-	193,061	193,061	6,594	199,655
Acquisition of additional interest in subsidiaries	-	-	-	-	-	-	-	(16,020)	-	(16,020)	(187)	(16,207)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	1,305	1,305
Conversion of notes	28	-	10	-	-	-	-	-	-	38	-	38
Reserve for share-based compensation (Note 31)	-	-	-	1,879	-	-	-	-	-	1,879	-	1,879
Reimbursement of expired dividends (Note 23)	-	-	-	-	-	-	-	-	3,809	3,809	-	3,809
Release of reserves	-	-	-	-	-	(183)	(147)	-	330	-	-	-
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(2,000)	(2,000)
Distribution to legal reserve – Shareholders meeting as of 10.31.11	-	-	-	-	13,029	-	-	-	(13,029)	-	-	-
Cash dividends distribution - Shareholders meeting as of 10.31.11	-	-	-	-	-	-	-	-	(117,054)	(117,054)	-	(117,054)
Balance at December 31, 2011	125,989	84,621	536,300	1,879	39,074	-	-	(16,020)	89,788	861,631	142,548	1,004,179

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Alto Palermo S.A. (APSA)
Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.2012	12.31.2011
Cash flows from operating activities:
Cash generated from operations	17	435,184	367,737
Income tax paid		(121,414)	(78,450)
Net cash generated from operating activities		313,770	289,287

Cash flows used in investing activities:
Acquisition of joint ventures	8	(32,000)	-
Capital contributions in joint ventures	8	(19,062)	-
Additions and acquisition of investment properties	10	(86,546)	(26,387)
Proceeds from sale of investment properties		-	624
Additions of property, plant and equipment	11	(3,367)	(3,508)
Proceeds from sale of property, plant and equipment		-	512
Advance payments		(9,750)	(6,994)
Additions of intangible assets	13	(187)	(243)
(Increase) / Decrease in financial assets		(43,898)	16,915
Collection of financial assets interests		5,970	4,334
Loans granted to associates and joint ventures		(29,508)	(5,883)
Loans repayment received from associates and joint ventures		239	-
Net cash used in investing activities		(218,109)	(20,630)

Net cash generated from (used in) financing activities:
Borrowings obtained		226,157	39,117
Capital contribution of non-controlling interest		4,700	1,305
Payment of seller financing of shares		(4,797)	(12,524)
Repayment of borrowings		(34,051)	(73,904)
Payment of acquisition of non-controlling interest		(3,584)	(7,938)
Dividends paid	23	(142,606)	(117,054)
Interest paid		(32,813)	(27,393)
Payment of dividends of non-controlling interest		(5,000)	(2,000)
Reimbursement of dividends		-	6,937
Net cash generated from (used in) financing activities		8,006	(193,454)

Net increase in cash and cash equivalents		103,667	75,203
Cash and cash equivalents at beginning of period	17	102,698	145,552
Foreign exchange gain / (loss) on cash and cash equivalents		2,555	(4,583)
Cash and cash equivalents at end of period	17	208,920	216,172

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	The Group´s business and general information

Alto Palermo S.A. (APSA) (“APSA”) (formerly Sociedad Anónima Mercado de Abasto Proveedor (SAMAP), and alternatively “Alto Palermo S.A.”, “APSA”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring productive shopping malls and holds a predominant position within the market. Our main purpose is to hold, acquire, develop, lease, manage and operate shopping malls. APSA was incorporated in 1889 under the name Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and until 1984 we operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. Our core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that eventually led to a corporate reorganization giving rise to the current company name and organizational structure. Our main shareholder is IRSA. The Company’s stocks are traded in the Buenos Aires Stock Exchange and in USA’s NASDAQ.

As of December 31, 2012, we operate and hold a majority interest in a portfolio of twelve shopping centers in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba). Additionally, APSA jointly operates La Ribera Shopping in the City of Santa Fe.

Furthermore, in December 2011, we started developing our “Arcos” project, located in the neighborhood of Palermo, Autonomous City of Buenos Aires and continued working on the development of a new shopping mall in the City of Neuquén.

APSA and its subsidiaries are hereinafter referred to jointly as the Group. See Note 1.3 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements for a description of the Group's companies.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on February 14, 2013.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”)

2.1	Preparation and transition to IFRS

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE” as per its Spanish acronym), which adopt the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being the current financial statements the first interim financial statements prepared under IFRS as published by the IASB. Consequently, The Group’s transition date for the adoption of IFRS as defined by IFRS 1, First time adoption of IFRS, is July 1, 2011.

The Unaudited Condensed Interim Consolidated Financial Statements of the Group for the six-month periods ended December 31, 2012 and 2011, have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with the accounting policies that the Group expects to adopt in its first annual consolidated financial statements as of and for the fiscal year ended June 30, 2013 issued under IFRS. The accounting policies are based on IFRSs issued by the IASB and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) that the Group expects to become applicable on such date.

The consolidated financial statements of the Group were prepared in accordance with the Argentine accounting standards in force (Argentine GAAP), which differ from IFRS in some significant areas. To prepare these Unaudited Condensed Interim Consolidated Financial Statements, the Management has modified certain valuation and presentation accounting policies that were previously applied under Argentine GAAP in order comply with the IFRS.

Comparative figures and figures as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of equity figures of consolidated financial statements prepared in accordance with the Argentine GAAP on the transition date (July 1, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (December 31, 2011) and the income and other comprehensive income figures for the fiscal year ended June 30, 2012 and for the six and three-months periods ended December 31, 2011, and those presented in accordance with the IFRS in these condensed consolidated interim financial statements, as well as the effects of the adjustments to cash flow.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual financial statements of the Group as of June 30, 2012 prepared in accordance with Argentine GAAP. Exhibit I presents additional information as of June 30, 2012 and July 1, 2011 under the IFRSs which is considered necessary to understand these Unaudited Condensed Interim Consolidated Financial Statements. The figures corresponding to the statement of financial position, the statement of income, the statement of changes in shareholders’ equity, and the statement of cash flows under the IFRSs for the fiscal year ended June 30, 2012, for the six and three-months periods ended December 31, 2011 and the figures of the statement of financial position as of July 1, 2011 are detailed under Note 2.3 to these Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

Unaudited Condensed Interim Consolidated Financial Statements corresponding to the six and three-month periods ended December 31, 2012 and 2011 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the six and three-month periods ended December 31, 2012 and 2011 do not necessarily reflect proportionally the Group’s results for the complete fiscal years.

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the FACPCE and Resolutions of the CNV. IAS 1 ‘Presentation of Financial Statements’ requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Group changing the format of its statement of income, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2.	Initial elections upon adoption of IFRS

IFRS exemption options

As a general rule, the Group is required to establish its IFRS accounting policies for the year ended June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions afforded by IFRS 1 ‘First-time adoption of International Financial Reporting Standards’ as further described below:

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, ‘Business combinations’, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Group elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Group elected to measure certain items of property, plant and equipment and investment property at price-adjusted values as at July 1, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Group adopted a cost-based policy for all of its assets. As such, the Group used the fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment property and property, plant and equipment (primarily shopping centers and office buildings) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16, “Property, plant and equipment”.

Exemption for compound financial instruments

IFRS 1 provides that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Group elected not to restate convertible debt instruments that were not outstanding at the date of transition.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Group elected to apply the provisions of IAS 23R “Borrowing costs” prospectively from the date of transition.

Exemption for assets and liabilities of subsidiaries.

In accordance with IFRS 1, if a parent company adopts IFRS subsequent to its subsidiary, associate or joint venture adopting IFRS, the assets and liabilities of the subsidiary, associate or joint venture are to be included in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes for the Group’s accounting policies upon consolidation, as applicable. The Group’s associate, Tarshop, adopted IFRS for the year ended December 31, 2012.

The group has not used other optional exemptions of IFRS 1.

IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Argentine GAAP to IFRS.

Exception for estimates

IFRS estimates as at July 1, 2011 are consistent with the estimates as at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Group under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exception for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under previous GAAP, the Group accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Group did not restate these acquisitions prior to transition date.

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Group recognized any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

2.3.	Reconciliations of Argentine GAAP to IFRS

In accordance with the requirements of Technical Resolution No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, set out below are the reconciliations of shareholders’ equity from Argentine GAAP to IFRS at June 30, 2012, at December 31, 2011 and July 1, 2011, and the reconciliations of comprehensive income for the six and three-months periods ended on December 31, 2011 and for the fiscal year ended June 30, 2012 and cash flows for the year ended June 30, 2012 and for the six-month period ended December 31, 2011. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Group for the financial statements as of and for the year ended June 30, 2013. The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time are issued.

The items and/or amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The first reconciliation provides an overview of the impact on equity of the transition at July 1, 2011, at December 31, 2011 and June 30, 2012 (Note 2.3.1). The second reconciliation provides an overview of the impact on comprehensive income for the six and three-month periods ended December 31, 2011 and for the fiscal year ended June 30, 2012 (Note 2.3.2). The following reconciliations provide details of the impact of the transition on:

•	Shareholders’ equity at July 1, 2011, December 31, 2011 and June 30, 2012 (Note 2.3.1)
•	Statement of income for the six and three-month periods ended December 31, 2011 and for the fiscal year ended June 30, 2012 (Note 2.3.2)
•	Statement of Financial Position at July 1, 2011 (Note 2.3.3)
•	Statement of Financial Position at December 31, 2011 (Note 2.3.4)
•	Statement of Financial Position at June 30, 2012 (Note 2.3.5)
•	Statement of comprehensive income for the six-month period ended December 31, 2011 (Note 2.3.6)
•	Statement of comprehensive income for the three-month period ended December 31, 2011 (Note 2.3.7)
•	Statements of comprehensive income for the fiscal year ended June 30, 2012 (Note 2.3.8)
•	Statement of cash flows for the six-month period ended December 31, 2011, and for the year ended June 30, 2012 (Note 2.3.9).

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.1.	Summary of equity

	Ref. 2.3.10.3	07.01.2011	12.31.2011	06.30.2012

Total shareholders’ equity under Argentine GAAP attributable to Alto Palermo S.A.		788,274	859,200	828,047
Revenue recognition – “scheduled rent increases”	(A)	47,546	61,205	74,863
Revenue recognition – “letting fees”	(B)	(35,447)	(39,529)	(44,446)
Trading properties	(C)	(25,694)	(18,517)	(16,033)
Pre-operating and organization expenses	(D)	(21,961)	(20,098)	(20,903)
Goodwill	(E)	27,685	26,683	25,651
Non-current investments – financial assets	(F)	12,255	13,797	6,090
Initial direct costs on operating leases	(G)	232	363	351
Tenant deposits	(H)	43	75	111
Impairment of financial assets	(I)	(2,088)	(2,325)	(519)
Present value accounting – tax credits	(J)	10,943	9,269	5,803
Investments in associates	(K)	(6,454)	(5,937)	(11,609)
Investments in joint ventures	(L)	-	188	28
Acquisition of non-controlling interest	(M)	-	(14,773)	(14,773)
Deferred income tax	(N)	(107)	(7,609)	(8,565)
Non- controlling interest on adjustment above	(O)	691	(361)	(220)
Subtotal shareholders’ equity under IFRS attributable to Alto Palermo S.A.		795,918	861,631	823,876
Non-controlling interest		136,836	142,548	148,647
Total shareholders’ equity under IFRS		932,754	1,004,179	972,523

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.2.	Summary of comprehensive income

		Six months	Three months
	Ref. 2.3.10.3.	12.31.11	12.31.11	06.30.12
Net comprehensive income under Argentine GAAP attributable to Alto Palermo S.A.		182,254	104,316	327,842
Revenue recognition – “scheduled rent increases”	(A)	13,659	6,830	27,317
Revenue recognition – “letting fees”	(B)	(4,082)	(1,391)	(8,999)
Trading properties	(C)	7,177	(4,987)	9,661
Pre-operating and organization expenses	(D)	1,863	91	1,058
Goodwill	(E)	(1,002)	(535)	(2,034)
Non-current investments – financial assets	(F)	1,542	(974)	(6,165)
Initial direct costs on operating leases	(G)	131	(25)	119
Tenant deposits	(H)	32	17	68
Impairment of financial assets	(I)	(237)	(166)	1,569
Present value accounting – tax credits	(J)	(1,674)	1,471	(5,140)
Investments in associates	(K)	517	1,988	(5,155)
Investments in joint ventures	(L)	188	(64)	28
Deferred income tax	(N)	(7,502)	(955)	(8,458)
Non- controlling interest on adjustment above	(O)	195	(116)	336
Net comprehensive income under IFRS attributable to Alto Palermo S.A.		193,061	105,500	332,047
Non-controlling interest		6,594	3,355	13,597
Total net comprehensive income under IFRS Alto Palermo S.A.		199,655	108,855	345,644

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.3.	Reconciliation of Statement of Financial Position at July 1, 2011

	Argentine GAAP balances I	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
ASSETS
Non-Current Assets
Investment properties, net	-	a)	1,554,681	G	232	1,554,913
Property, plant and equipment, net	1,504,698	a) f) g)	(1,487,296)		-	17,402
Trading properties	-	b) c)	39,941	C	(7,164)	32,777
Intangible assets, net	42,732	g)	1,069	D	(21,056)	22,745
Investments in associates and joint venture	55,626	f)	(1,538)	K	(6,454)	47,634
Deferred income tax assets	10,021		-	N	12,769	22,790
Trade and other receivables, net	47,954		-	A J	35,806	83,760
Investments in financial assets	-	d)	64,001	F	12,255	76,256
Investments	156,794	a) b) d)	(156,794)		-	-
Inventories	26,753	b) c)	(26,753)		-	-
Negative goodwill	(27,685)		-	E	27,685	-
Total Non-Current Assets	1,816,893		(12,689)		54,073	1,858,277

Current Assets
Trading properties	-	b)	32,754	C D	(18,530)	14,224
Inventories	40,138	b)	(32,754)		-	7,384
Trade and other receivables, net	292,143	f)	12,689	A I	19,690	324,522
Investments in financial assets	-	e)	29,396		-	29,396
Investments	29,396	e)	(29,396)		-	-
Cash and cash equivalents	145,552		-		-	145,552
Total Current Assets	507,229		12,689		1,160	521,078
TOTAL ASSETS	2,324,122		-		55,233	2,379,355

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	125,961		-		-	125,961
Inflation adjustment of share capital	84,621		-		-	84,621
Share premium	536,290		-		-	536,290
Appraisal revaluation	3,953	j)	(3,953)		-	-
Legal reserve	26,045		-		-	26,045
Reserve for new developments	183		-		-	183
Voluntary reserve	147		-		-	147
Retained earnings	11,074	j)	3,953		7,644	22,671
Equity attributable to equity holders of the parent	788,274		-		7,644	795,918
Non-controlling interest	137,527		-	O	(691)	136,836
TOTAL SHAREHOLDERS´ EQUITY	925,801		-		6,953	932,754

LIABILITIES
Non-Current Liabilities
Trade and other payables	126,127		-	B H	17,807	143,934
Borrowings	615,503		-		-	615,503
Deferred income tax liabilities	124,808		-	N	12,876	137,684
Provisions	12,829		-		-	12,829
Total Non-Current Liabilities	879,267		-		30,683	909,950
Current Liabilities
Trade and other payables	306,948		-	B H	17,597	324,545
Income tax liabilities	66,163		-		-	66,163
Payroll and social security liabilities	24,061		-		-	24,061
Borrowings	121,615		-		-	121,615
Provisions	267		-		-	267
Total Current Liabilities	519,054		-		17,597	536,651
TOTAL LIABILITIES	1,398,321		-		48,280	1,446,601
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,324,122		-		55,233	2,379,355

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.4.	Reconciliation of Statement of Financial Position at December 31, 2011

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
ASSETS
Non-Current Assets
Investment properties, net	-	-	a)	1,530,188	G	363	1,530,551
Property, plant and equipment, net	1,499,896	(12,425)	a) f) g)	(1,470,368)		-	17,103
Trading properties	-	-	b) c)	41,057	C	(7,165)	33,892
Intangible assets, net	63,448	(6,950)	g)	797	D M	(34,871)	22,424
Investments in associates and joint ventures	44,180	20,420		-	K L	(5,749)	58,851
Deferred income tax assets	18,224	-		-	N	3,886	22,110
Trade and other receivables, net	44,211	-		-	A J C	42,440	86,651
Investments in financial assets	-	-	d)	61,635	F	13,797	75,432
Inventories	27,869	-	b) c)	(27,869)		-	-
Investments	154,428	-	a) b) d)	(154,428)		-	-
Negative goodwill	(26,683)	-		-	E	26,683	-
Total Non-Current Assets	1,825,573	1,045		(18,988)		39,384	1,847,014
Current Assets
Trading properties	-	-	b)	18,981	C	(11,479)	7,502
Inventories	26,550	-	b)	(18,981)		-	7,569
Trade and other receivables, net	331,848	(3,795)	f)	18,988	A I	25,836	372,877
Investments in financial assets	-	-	e)	15,539		-	15,539
Investments	15,539	-	e)	(15,539)		-	-
Cash and cash equivalents	217,704	(1,532)		-		-	216,172
Total Current Assets	591,641	(5,327)		18,988		14,357	619,659
TOTAL ASSETS	2,417,214	(4,282)		-		53,741	2,466,673

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	125,989	-		-		-	125,989
Inflation adjustment of share capital	84,621	-		-		-	84,621
Share premium	536,300	-		-		-	536,300
Reserve for share-based compensation	1,879	-		-		-	1,879
Appraisal revaluation	3,953	-	j)	(3,953)		-	-
Legal reserve	39,074	-		-		-	39,074
Acquisition of additional interest in subsidiaries	-	-		-	M	(16,020)	(16,020)
Retained earnings	67,384	-	j)	3,953		18,451	89,788
Equity attributable to equity holders of the parent	859,200	-		-		2,431	861,631
Non-controlling interest	142,187	-		-	O	361	142,548
TOTAL SHAREHOLDERS´ EQUITY	1,001,387	-		-		2,792	1,004,179

LIABILITIES
Non-current liabilities
Trade and other payables	136,185	(2,382)		-	B H	19,570	153,373
Borrowings	646,967	-		-		-	646,967
Deferred income tax liabilities	119,957	(159)		-	N	11,495	131,293
Provisions	12,235	-		-		-	12,235
Total Non-Current Liabilities	915,344	(2,541)		-		31,065	943,868
Current liabilities
Trade and other payables	303,800	(1,671)		-	B H	19,884	322,013
Income tax liabilities	76,416	-		-		-	76,416
Payroll and social security liabilities	15,893	(70)		-		-	15,823
Borrowings	103,148	-		-		-	103,148
Derivative financial instruments	875	-		-		-	875
Provisions	351	-		-		-	351
Total Current Liabilities	500,483	(1,741)		-		19,884	518,626
TOTAL LIABILITIES	1,415,827	(4,282)		-		50,949	1,462,494
TOTAL SHAREHOLDERS` EQUITY AND LIABILITIES	2,417,214	(4,282)		-		53,741	2,466,673

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.5.	Reconciliation of Statement of Financial Position at June 30, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
ASSETS
Non-Current Assets
Investment properties, net	1,336	-	a)	1,552,107	G	351	1,553,794
Property, plant and equipment, net	1,581,826	(110,288)	a) f) g)	(1,454,053)		-	17,485
Trading properties	-	-	b) c)	46,084	C	(10,750)	35,334
Intangible assets, net	68,037	(5,896)	g)	906	D M	(40,546)	22,501
Inventories	32,896	-	b) c)	(32,896)		-	-
Investments in associates and joint ventures	48,209	77,795		-	E K L	(11,549)	114,455
Deferred income tax assets	8,896	-		-	N	14,571	23,467
Trade and other receivables, net	38,673	(1,433)		-	A J	45,648	82,888
Investments in financial assets	-	-	d)	98,903	F	6,090	104,993
Investments	231,810	-	a) b) d)	(231,810)		-	-
Negative goodwill	(25,619)	-		-	E	25,619	-
Total Non-Current Assets	1,986,064	(39,822)		(20,759)		29,434	1,954,917
Current Assets
Trading properties	-	-	b)	5,136	C	(1,124)	4,012
Inventories	15,544	(14)	b)	(5,136)		-	10,394
Trade and other receivables, net	336,688	(5,173)	f)	20,759	A I	34,499	386,773
Investments in financial assets	-	(1,052)	e)	46,124		-	45,072
Investments	46,124	-	e)	(46,124)		-	-
Cash and cash equivalents	103,954	(1,256)		-		-	102,698
Total Current Assets	502,310	(7,495)		20,759		33,375	548,949
TOTAL ASSETS	2,488,374	(47,317)		-		62,809	2,503,866

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	125,989	-		-		-	125,989
Inflation adjustment of share capital	84,621	-		-		-	84,621
Share premium	536,300	-		-		-	536,300
Reserve for share-based compensation	2,138	-		-		-	2,138
Appraisal revaluation	3,953	-	j)	(3,953)		-	-
Legal reserve	39,074	-		-		-	39,074
Acquisition of additional interest in subsidiaries	-	-		-	M	(16,020)	(16,020)
Retained earnings	35,972	-	j)	3,953		11,849	51,774
Equity attributable to equity holders of the parent	828,047	-		-		(4,171)	823,876
Non-controlling interest	148,427	-		-	O	220	148,647
TOTAL SHAREHOLDERS´ EQUITY	976,474	-		-		(3,951)	972,523

LIABILITIES
Non-Current Liabilities
Trade and other payables	142,117	(4,120)		-	B C H	22,211	160,208
Borrowings	697,979	(17,429)		-		-	680,550
Deferred income tax liabilities	108,746	(6,044)		-	N	18,266	120,968
Provisions	11,593	-		-		-	11,593
Total Non-Current Liabilities	960,435	(27,593)		-		40,477	973,319
Current Liabilities
Trade and other payables	337,433	(1,836)		-	B H	26,283	361,880
Income tax liabilities	105,415	(4)		-		-	105,411
Payroll and social security liabilities	26,411	(240)		-		-	26,171
Borrowings	82,206	(17,644)		-		-	64,562
Total Current Liabilities	551,465	(19,724)		-		26,283	558,024
TOTAL LIABILITIES	1,511,900	(47,317)		-		66,760	1,531,343
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,488,374	(47,317)		-		62,809	2,503,866

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.6.	Reconciliation of comprehensive income for the six-month period ended December 31, 2011

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
Revenues	466,532	(1,615)	h) i)	227,942	A B H	9,736	702,595
Costs	(115,841)	779	h)	(225,816)	C D G	16,816	(324,062)
Gross Profit / (Loss)	350,691	(836)		2,126		26,552	378,533
General and administrative expenses	(29,069)	168		-	D E	(477)	(29,378)
Selling expenses	(16,620)	139		-	G I	(64)	(16,545)
Gain from recognition of assets at net realizable value	7,273	-		-	C	(7,273)	-
Other operating expenses, net	-	-	i)	(336)	D	-	(336)
Profit / (Loss) from Operations	312,275	(529)		1,790		18,738	332,274
Share of profit / (loss) of associates and joint ventures	6,097	49		-	K L	705	6,851
Amortization of goodwill, net	1,070	-		-	E	(1,070)	-
Other income, net	1,808	(18)	i)	(1,790)		-	-
Profit / (Loss) from Operations Before Financing and Taxation	321,250	(498)		-		18,373	339,125
Finance Income	35,055	61		-	F J	(132)	34,984
Finance Costs	(76,945)	64		-	H	(127)	(77,008)
Financial results, net	(41,890)	125		-		(259)	(42,024)
Profit / (Loss) Before Income Tax	279,360	(373)		-		18,114	297,101
Income tax expense	(90,317)	373		-	N	(7,502)	(97,446)
Profit for the Period	189,043	-		-		10,612	199,655

Attributable to:
Equity holders of the parent	182,254	-		-		10,807	193,061
Non-controlling interest	6,789	-		-		(195)	6,594

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.7.	Reconciliation of comprehensive income for the three-month period ended December 31, 2011

	Argentine GAAP balances I	Deconsolidation of joint ventures II (*)	Reclassifications III (*)	Measurement adjustments IV (*)	IFRS balances V
Revenues	239,769	(1,091)	129,717	5,522	373,917
Costs	(52,122)	543	(127,600)	1,887	(177,292)
Gross Profit / (Loss)	187,647	(548)	2,117	7,409	196,625
General and administrative expenses	(15,209)	154	-	(913)	(15,968)
Selling expenses	(9,235)	107	-	(173)	(9,301)
Gain from recognition of assets at net realizable value	4,988	-	-	(4,988)	-
Other operating expenses, net	-	-	(504)	(904)	(1,408)
Profit / (Loss) from Operations	168,191	(287)	1,613	431	169,948
Share of profit / (loss) of associates and joint ventures	2,609	(105)	-	1,924	4,428
Amortization of goodwill, net	531	-	-	(531)	-
Other income, net	1,632	(19)	(1,613)	-	-
Profit / (Loss) from Operations Before Financing and Taxation	172,963	(411)	-	1,824	174,376
Finance Income	24,051	77	-	497	24,625
Finance Costs	(40,943)	46	-	(66)	(40,963)
Financial results, net	(16,892)	123	-	431	(16,338)
Profit / (Loss) Before Income Tax	156,071	(288)	-	2,255	158,038
Income tax expense	(48,516)	288	-	(955)	(49,183)
Profit for the period	107,555	-	-	1,300	108,855

Attributable to:
Equity holders of the parent	104,316	-	-	1,184	105,500
Non-controlling interest	3,239	-	-	116	3,355

(*)	Corresponds to the same reclassifications and/or measurement adjustments explained in Notes 2.3.6 and 2.3.8.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.8.	Reconciliation of comprehensive income for the year ended June 30, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
Revenues	923,618	(6,300)	h) i)	445,739	A B C H	14,346	1,377,403
Costs	(208,641)	3,696	h)	(445,676)	C D G	22,659	(627,962)
Gross Profit / (Loss)	714,977	(2,604)		63		37,005	749,441
General and administrative expenses	(60,028)	494		-	D E	69	(59,465)
Selling expenses	(45,986)	706		-	G I	1,904	(43,376)
Gain from recognition of assets at net realizable value	8,870	-		-	C	(8,870)	-
Other operating expenses, net	-	-	i)	(21,874)	D	1,058	(20,816)
Profit / (Loss) from Operations	617,833	(1,404)		(21,811)		31,166	625,784
Share of profit / (loss) of associates and joint ventures	10,125	(1,272)		-	E K L	(5,095)	3,758
Amortization of goodwill, net	2,105	31		-	E	(2,136)	-
Other income, net	(21,872)	61	i)	21,811		-	-
Profit / (Loss) from Operations Before Financing and Taxation	608,191	(2,584)		-		23,935	629,542
Finance Income	65,309	(1,049)		-	C F J	(11,331)	52,929
Finance Costs	(160,000)	2,866		-	H	(277)	(157,411)
Financial results, net	(94,691)	1,817		-		(11,608)	(104,482)
Profit / (Loss) Before Income Tax	513,500	(767)		-		12,327	525,060
Income tax expense	(171,725)	767		-	N	(8,458)	(179,416)
Profit for the year	341,775	-		-		3,869	345,644

Attributable to:
Equity holders of the parent	327,842	-		-		4,205	332,047
Non-controlling interest	13,933	-		-		(336)	13,597

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.9.	Reconciliation of cash flows for the six-month period ended December 31, 2011 and for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Group has made the following reclassification between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

(a)	Operating activities

	12.31.11	06.30.12
Cash generated from operating activities under Argentine GAAP	285,602	623,753
Direct cost capitalization	131	119
Deconsolidation of joint ventures	(1,029)	(7,005)
Foreign exchange gain on cash and cash equivalents	4,583	2,962
Cash generated from operating activities under IFRS	289,287	619,829

(b)	Investing activities

	12.31.11	06.30.12
Cash used in investing activities under Argentine GAAP	(27,934)	(251,436)
Acquisition of non-controlling interest in subsidiaries	7,938	7,363
Direct cost capitalization	(131)	(119)
Deconsolidation of joint ventures	(503)	(15,337)
Cash used in investing activities under IFRS	(20,630)	(259,529)

(c)	Financing activities

	12.31.11	06.30.12
Cash used in financing activities under Argentine GAAP	(185,516)	(413,915)
Acquisition of non-controlling interest in subsidiaries	(7,938)	(7,363)
Deconsolidation of joint ventures	-	21,086
Cash used in financing activities under IFRS	(193,454)	(400,192)

(d)	Net increase / (decrease) in cash and cash equivalents

	12.31.11	06.30.12
Net increase/ (decrease) in cash and cash equivalents under Argentine GAAP	72,152	(41,598)
Foreign exchange gain on cash and cash equivalents	4,583	2,962
Deconsolidation of joint ventures	(1,532)	(1,256)
Net increase/ (decrease) in cash and cash equivalents under IFRS	75,203	(39,892)

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.10.	Explanation of the transition to IFRS

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Argentine GAAP accounting policies and the current IFRS accounting policies applied by the Group. Only the differences having an impact on the Group are explained below. The following is not a complete summary of all of the differences between Argentine GAAP and IFRS. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the summary tables above, which reflect the quantitative impacts from each change.

Column I in the tables on previous pages represents the Argentine GAAP balances prior to transition as published in the latest Group’s Argentine GAAP financial statements as of and for the year ended June 30, 2012 compared to July 1, 2011 and for the six and three-month periods ended December 31, 2011. However, certain reclassifications and/or groupings have been made to such information in Column I to avoid lengthy explanations of certain format changes introduced in these first IFRS financial statements. The following changes have been made the previous Argentine GAAP statement of financial position in Column I:

(1)	The line items "Trade receivables" and "Other receivables" have been grouped into the new line item "Trade and other receivables”.

(2)
The line items “Trade payables”, “Customer advances”, “Taxes payable”, “Other liabilities” and “Dividends payable”  have been also grouped into the new line item “Trade and other payables”, with the exception of income tax currently payable and deferred income taxes which have been shown separately.

(3)	Goodwill which was previously disclosed separately offsetting negative goodwill has been included as part of “Intangible assets”.

(4)	Cash equivalents previously disclosed as part of the line item current investments have been grouped together with cash and banks, in the line named “Cash and cash equivalents”.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(5)	Investments in associates previously included as part of “Non-current investments” have been separately disclosed in the new line item “Investments in associates and joint ventures”.

(6)
The portion of equity in a subsidiary not attributable directly or indirectly to a parent is known as “Minority interest” and is classified as a separate component between the liability and equity sections of the statement of financial position (mezzanine section). IFRS 10 “Consolidated financial statements” specifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. The Group has non-controlling interest in more than one subsidiary. Accordingly, the Group aggregated its various non-controlling interests on the consolidated statements, renamed them as “Non-controlling interest” and reclassified the aggregated amount from the mezzanine section to shareholders’ equity at transition date.

The following changes have been made to the statement of comprehensive income for the year ended June 30, 2012 and for the six and three-month periods ended December 31, 2011:

(1)
The format of the income statement has been restructured to simplify its reading. To that effect, all revenue streams of the Group which were previously disclosed separately (i.e. leases and services, consumer financing and others), together with its corresponding costs of sales, have been aggregated into two line items titled "Revenues" and "Costs" in Column I. Revenue and costs are then cross-referenced to respective notes in the financial statements where a detailed breakdown of the items included is provided per line of business.

(2)
Pursuant to the Argentine GAAP in force, the share of losses and profits from associates is shown after the financial income (expense) line, on the grounds that they arise from investing activity. Likewise, under IFRSs, the share of profits and losses from associates is generally shown after the financial income (expense) line. However, where associates and joint ventures are an integral vehicle to carry out the Group’s operations, it is more adequate to show the share of profits and losses of associates and joint ventures before financial income (expense). In accordance with its strategy, the Group conducts its operations through controlled companies or joint ventures. Therefore, under the IFRSs, the Group shows the profits or losses from associates and joint ventures before the financial income (expense) line. For of simplicity, the share of profits and losses from associates is shown before financial income (expenses), in Column I.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(3)
Non-controlling interests in the income of a consolidated subsidiary which was previously classified as a component of net earnings within the income statement has been presented as an allocation of net earnings in Column I. As part of the adoption to IFRS, the term "Minority interest" has also been replaced with the new term "non-controlling interest" in accordance with IAS 1.

(4)
Under the Argentine GAAP in force, financial income (expense) are broken down depending on whether it is generated by assets or liabilities. Under the IFRSs, the Group has adopted the criterion of showing financial income and financial expenses on different lines in the income statement. For of simplicity, the Group has reclassified the figures as per Argentine GAAP in force shown under “Financial income (expense) generated by assets” and “Financial income (expense) generated by liabilities”, into “Financial income” and “Financial expense” as established by the IFRSs, as applicable, in Column I.

2.3.10.1	Deconsolidation of joint ventures (Column II)

Argentine GAAP – Entities in which the Group has joint control are proportionately consolidated. As of July 1st, 2011, the Group did not have joint venture´s investments. As at December 31, 2011, the joint venture of the Group is Nuevo Puerto de Santa Fe S.A.. As at June 30, 2012, joint ventures of the Group are Nuevo Puerto de Santa Fe S.A. and Quality Invest S.A..

IFRS - The Group has assessed the nature of its joint arrangements in line with IFRS 11 “Joint Arrangements” and determined them to be joint ventures. Joint ventures are accounted for under the equity method of accounting.

As a result, the Group deconsolidated the accounts of the joint ventures and presented them as a single line item on the face of the statement of financial position. Column II titled “Deconsolidation of joint ventures” reflects the elimination on a line-by-line basis of the Argentine GAAP pro-rata equity interest in the joint ventures and recognition of the Group’s investments in the joint ventures as a single line item titled “Investments in associates and joint ventures” on the statement of financial position and as a single line item titled “Share of profit or loss of associates and joint ventures”. The impact of the IFRS adjustments on joint venture balances in further discussed in Note 2.3.10.3 below.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.10.2	Presentation reclassifications (Column III)

Presentation reclassifications affecting the statement of financial position

The column titled “Reclassifications” reflects the differences in disclosure and format between the statement of financial position under Argentine GAAP and IFRS. Unless otherwise stated, amounts have been reclassified for presentational purposes under IFRS prior to affecting the corresponding IFRS adjustments, as applicable, to the Argentine GAAP amounts. The impact of the IFRS adjustments on reclassified balances is included in Column IV titled ¨Measurement Adjustments¨ and is further discussed in Note 2.3.10.3 below. Unless otherwise stated, these presentation reclassifications affect both the statement of financial position as at transition date, i.e. July 1, 2011, December 31, 2011 and June 30, 2012.

(a)	Investment properties

Argentine GAAP – There are not specific requirements for presentation of investment property. Accordingly, the Group does not present separately investment property and includes it as part of property, plant and equipment and non-current investments.

Certain property of the Group is being partially owner-occupied while the rest is being rented out to third parties. There is no such distinction under Argentine GAAP. Portions that are owner-occupied are accounted for and presented in the same way as portions that are being rented out.

There is no distinction under Argentine GAAP and property rented out to associates or joint ventures are accounted for as property, plant and equipment.

IFRS – IAS 1 “Presentation of Financial Statements” requires investment property to be presented as a separate line item on the face of the statement of financial position within non-current assets.

In addition, the portions of the property that are being owner-occupied are accounted for and presented as property, plant and equipment under IAS 16 while the portions being rented out are treated and presented as investment property under IAS 40.

As a result, the Group reclassified the corresponding amounts of Ps. 1,475,076, Ps. 1,450,583 and Ps. 1,432,388 out of property, plant and equipment and Ps. 79,605, Ps. 79,605 and Ps. 119,719 respectively  out of non-current investments as at July 1, 2011, December 31, 2011 and June 30, 2012, into a new line item titled “Investment property, net” under IFRS.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(b)	Trading properties

Argentine GAAP – There are not specific requirements for separate presentation of trading properties. Trading property is included as part of inventories and non-current investments.

IFRS – Trading properties are inventories under IAS 2 “Inventories. The Group also has harvested, materials and supplies, and other items classified as inventories under IAS 2. Due to the significance and different nature of these inventories, the Group decided to present trading property separately.

As a result, the Group reclassified the corresponding amounts of Ps. 36,198, Ps. 23,242 and         Ps. 14,424 out of inventories and Ps. 13,188, Ps. 13,188 and Ps. 13,188 out of non-current investments as at July 1, 2011, December 31, 2011 and June 30, 2012 into a new line item titled “Trading property” under IFRS.

(c)	In-kind receivables from barter transactions

Argentine GAAP – In-kind receivables from barter transactions representing the Group’s right to receive residential apartments to be constructed by a third-party developer are classified as inventory on the face of the statement of financial position.

IFRS – In-kind receivables representing the Group’s right to receive residential apartments to be constructed by a third-party developer are not financial assets under IFRS. These in-kind receivables are similar to trading property and they are classified accordingly in current or non-current assets, as appropriate.

The Group reclassified the corresponding amounts of Ps. 23,309, Ps. 23,608 and Ps. 23,608 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively, out of inventories into the new line item titled “Trading property” within non-current or current assets, as appropriate, under IFRS.

(d)	Non-current investments – financial assets

Argentine GAAP – There are not specific requirements for separate presentation of financial assets. Certain financial assets carried at cost under Argentine GAAP were included within non-current investments.

IFRS – IAS 1 “Presentation of Financial Statements” requires financial assets carried at fair value through profit or loss to be presented as a separate line item on the face of the statement of financial position.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The Group reclassified the corresponding amounts of Ps. 64,001, Ps. 61,635 and Ps. 98,903 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively, out of non-current investments into a new line item titled “investments in financial assets” within non-current assets under IFRS.

(e)	Current investments – financial assets

Argentine GAAP – Certain instruments carried at fair value are included within the line item investments in the face of the statement of financial position.

IFRS – These investments are also carried at fair value but they are separately disclosed in the new line item titled “Investments in financial assets”.

The Group reclassified the corresponding amounts of Ps. 29,396, Ps. 15,539 and Ps. 46,124 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively, out of investments into “Investments in financial assets” under IFRS.

(f)	Advances for purchases of property, plant and equipment, inventories and investments in associates and joint ventures

Argentine GAAP – Receivables representing money advances made for the purchase of items of property, plant and equipment, inventories and investments in associates and joint ventures are shown as part of their respective balances.

IFRS – Advances for the purchase of items of investment property, property, plant and equipment, inventories and investments in associates and joint ventures are not considered part of these balances until the respective item is received, and, thus, they are shown within “Trade and other receivables”.

As a result, the Group reclassified Ps. 11,151, Ps. 18,988 and Ps. 20,759 from property, plant and equipment, and Ps. 1,538, Ps. 0 and Ps. 0 from investments in associates and joint ventures as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively, into “Trade and other receivables”.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(g)	Software

Argentine GAAP – Under Argentina GAAP, the Group classified software into Property, plant and equipment.

IFRS – Software is not considered part of property, plant and equipment thus, it is shown within Intangible assets, net”.

As a result, the Group reclassified the corresponding amounts of Ps. 1,069, Ps. 797 and Ps. 906 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively, out of property, plant and equipment into “Intangible assets, net” under IFRS.

Presentation reclassifications affecting the statement of comprehensive income

(h)	Revenue – service income and service charges

Argentine GAAP – The Group structures its operating leases to allow for recovery of a significant portion of property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from tenants. A substantial portion of the Group’s leases require the tenants to reimburse the Group for a substantial portion of operating expenses, including common area maintenance, real estate taxes and insurance. The Group’s tenants are required to pay for their proportionate share of property common operating costs. These expenses (“service charge expenses”) are incurred and paid by the Group and subsequently charged to tenants without any mark-up (“service charge income”).

Under Argentine GAAP, service charge income and service charge expense are offset and presented net in the income statement.

IFRS – IAS 18 states that whether an entity is acting as a principal or an agent in transactions is dependent on the facts and circumstances of the relationship. The Group has assessed the substance of the transactions and concluded that the Group is acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services.

Therefore, service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred and any property operating expenditure not recovered from tenants through service charges or when the property is vacant are charged to the income statement. The Group’s advertising and promotional costs are expensed as incurred.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, under IFRS, Ps. 225,816 for the period ended December 31, 2011, and Ps. 445,676 for the year ended June 30, 2012 were recognized for service charge income as a component of Group’s revenue with a corresponding amount of service charge expense as a component of Group’s costs. As the Group charges tenants the same amounts expensed with suppliers without any mark-up, there is no impact on operating income, net income or cash flows.

(i)	Other operating income, net

Argentine GAAP – Under Argentine GAAP, certain income and expense items are included as part of financial results or other non-operating income and expenses, as appropriate. These items primarily comprise donations, among others.

IFRS – Under IFRS, income and expense items are generally presented under IFRS as “Other operating income, net”.

As a result, under IFRS, the Group has reclassified gains or losses on these items to “Revenue” and “Other operating income, net”, for the period ended December 31, 2011 and for the year ended June 30, 2012.

Presentation reclassifications affecting the statement of changes in shareholders´ equity

(j)	Appraisal revaluation

Argentine GAAP – Fixed assets include Ps. 3,953 resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity.

IFRS – Under IFRS and following with the comments made on the deemed cost exemption, the Group has relied on revaluations made under the prior standard and the balance of the valuation reserve was reclassified as retained earnings.

Presentation reclassifications affecting the statement of cash flows for the six-month period ended December 31, 2011 and for the year ended June 30, 2012

Pursuant to Argentine GAAP, the Group proportionally consolidated the joint ventures’ accounts. Consequently, a difference is generated between the amount of cash and cash equivalents reported in the main statement of cash flows and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

On the other hand, under the Argentine GAAP in force, the effect of exchange rate changes on cash and cash equivalents was shown as part of operating activities and not under a fourth category in the statement of cash flows as required by the IFRSs.

Additionally, pursuant to Argentine GAAP, proceeds derived from sale of property, plant and equipment (including properties classified as investment property under IFRS) was reported as operating activities. In accordance with IFRS, proceeds derived from sale of investment property and property, plant and equipment is reported as investment activities.

Finally, pursuant to Argentine GAAP, acquisition of non-controlling interest was reported as investing activities, whereas, in accordance with IFRS, it must be reported as cash from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared under Argentine GAAP.

2.3.10.3	Measurement adjustments (Column IV)

Argentine GAAP differs in certain significant respects from IFRS. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

(A) Revenue recognition – “scheduled rent increases”

Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS – The Group applied IAS 17 ‘Leases’. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, the Group recognized a receivable for rent averaging of Ps. 47,546, Ps. 61,205 and     Ps. 74,863 in the line item “trade and other receivables” as at July 1, 2011, December 31, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended December 31, 2011 an amount of Ps. 47,546 was recognized against retained earnings and an amount of Ps. 13,659 was recognized against the line item titled “Revenue” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 47,546 against retained earnings and an amount of Ps. 27,317 was recognized against the line item titled “Revenue” in the statement of income.

 (B) Revenue recognition – “letting fees”

Argentine GAAP – The Group does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Group acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Group) have signed the related lease contract.

IFRS – The Group considers that in these circumstances payments received from tenants for “letting fees” are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

In the line item “trade and other payables”, payments received from tenants for “letting fees” of      Ps. 35,447, Ps. 39,529 and Ps. 44,446 were deferred as at July 1, 2011, as at December 31, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended December 31, 2011, an amount of Ps. 35,447 was recognized against retained earnings and an amount of Ps. 4,082 was recognized against the line item titled “Revenue”. For the year ended June 30, 2012 an amount of Ps. 35,447 was recognized against retained earnings and an amount of Ps. 8,999 was recognized against the line item titled “Revenue” in the statement of income.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(C) Trading properties

Argentine GAAP –Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed. Gain on the revaluation of trading property to net realizable value is shown as “Gain from recognition of inventories at net realizable value” in the statement of income.

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts. For conditional exchanges, sales are recognized when these conditions are satisfied.

As a result, the Group eliminated the effect of inflation adjustment on trading properties for a total of Ps. 10,730, Ps. 8,049 and Ps. 7,164 as at July 1, 2011, as at December 31, 2011, and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended December 31, 2011, an amount of Ps. 10,730 was recognized against retained earnings, and an amount of Ps. 2,681 was recognized against the line item “Costs” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 10,730 was recognized against retained earnings and an amount of Ps. 3,566 was recognized against the line item “Costs” in the statement of income.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

On the other hand, the Group adjusted the revaluation of trading properties due to property contracts exchanged prior year-end and for which title had not been transferred as of that date, for an amount of      Ps. 14,964, Ps. 10,468 and Ps. 8,869 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six month period ended December 31, 2011, the Group recognized: (i) a gain of Ps. 11,769 against “Costs” in the statement of income, (ii) a decrease for an amount of Ps. 7,273 in the line “Gain from recognition of inventories at net realizable value”, as shown in the statement of income according to Argentine GAAP, and (iii) the remaining amount of Ps. 14,964 against retained earnings. For the fiscal year ended June 30, 2012, the Group recognized (i) a gain of Ps. 19,309 against “Costs” in the statement of income, (ii) a decrease of Ps. 4,318 in the line “Revenue” and,  (iii) a decrease for an amount of Ps. 8,870 in the line “Gain from recognition of inventories at net realizable value”, as shown in the statement of income according to Argentine GAAP, (iv) a decrease of Ps. 26 in the line “Finance income”, (iv) the remaining amount of Ps. 14,964 against retained earnings.

(D) Pre-operating and organization expenses

Argentine GAAP – Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS – IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investing property, trading properties or the formation of intangible assets and are immediately recognized as expenses.

As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP for an amount of Ps. 21,961, Ps. 20,098 and Ps. 20,903, as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively, were derecognized under IFRS. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended December 31, 2011, the Group recognized: (i) a gain of Ps. 2,408 against “Costs” in the statement of income, (ii) a gain of Ps. 545 against “administrative expenses” in the statement of income and (iii) the remaining amount of Ps. 21,961 against retained earnings. For year ended June 30, 2012 the Group recognized (i) a gain of Ps. 3,170 against “Costs” in the statement of income, (ii) a loss of Ps. 2,112 against “administrative expenses” in the statement of income and (iii) the remaining amount of Ps. 21,961 against retained earnings.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(E) Goodwill

Goodwill

Argentine GAAP – The Group accounts for acquisitions of businesses and non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the Group allocates the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS – As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.2., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests.

Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date totaling Ps. 506. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under IFRS.

In accordance with IFRS, goodwill is not amortized; it is, instead, tested for impairment annually. Goodwill has been tested at transition date and no impairment has been recognized. The amortization for the period ended December 31, 2011 and for the year ended June 30, 2012 was Ps. 0 and Ps. 32, respectively. As a result, this amortization charge has been adjusted against the line item “Amortization of goodwill”, which is disclosed in the statement of income under Argentine GAAP.

Negative Goodwill

Argentine GAAP – Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest is lower than the carrying amount of the acquired assets and assumed liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortizes it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's interest in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position and amortizes it over the period considered to justify negative goodwill not exceeding 20 years. Such amortization is recognized under the line “Share of profit of associates and joint ventures” in the income statement.

IFRS – As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.2., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated, and the carrying amount of negative goodwill under IFRS as of July 1, 2011 equals the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor's interest in the net fair values of the associate's and / or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS for an amount of Ps. 27,685, Ps. 26,683 and Ps. 25,619 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. Additionally, the balances of investments in associates and joint ventures in the statement of financial position under Argentine GAAP were derecognized under IFRS for an amount of Ps. 186, Ps. 149 and Ps. 112 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively.

During July 1, 2011, the adjustment was recognized against retained earnings. For the period ended December 31, 2011, the Group recognized: (i) a gain of Ps. 68 against “Administrative expenses” in the statement of income, (ii) a decrease of Ps. 1,070 in the line item “Amortization of goodwill” which, in line with Argentine GAAP, is disclosed in the statement of income, and (iii) the remaining amount of Ps. 27,685 against retained earnings. For year ended June 30, 2012 the Group recognized (i) a loss of Ps. 69 against “administrative expenses” in the statement of income, (ii) a decrease of Ps. 2,136 in the line item “amortization of goodwill” which, in line with Argentine GAAP, is disclosed in the statement of income, and (iii) the remaining amount of Ps. 27,685 against retained earnings.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(F) Non-current investments – financial assets

Argentine GAAP – The Group holds investments in quoted equity securities with readily determinable fair values, namely TGLT S.A.. Under Argentine GAAP, these investments are carried at acquisition cost since they are not held for the purpose of trading in the short term.

IFRS – Under IFRS 9, all equity investments are measured at fair value. For certain equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. Nevertheless, the Group has not chosen to recognize the changes in fair value of shares under other comprehensive income. Therefore, The Group has elected to recognize changes in the fair value of these equity securities in the statement of income.

As a result, the Group adjusted the value of these equity securities to fair value by Ps. 12,255,       Ps. 13,797 and Ps. 6,090 at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended December 31, 2011, an amount of Ps. 12,255 was recognized against retained earnings and a gain of Ps. 1,542 gain was recognized against the line item “Financial results, net” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 12,255 was recognized against retained earnings and an amount of Ps. 6,165 was recognized against the line item titled “Financial results, net” in the statement of income.

(G) Initial direct costs on operating leases

Argentine GAAP – Under Argentine GAAP, certain initial direct costs (i.e. legal fees, commissions and other fees) paid to third parties for arranging a lease (when the Group is a lessor) are recognized as an immediate expense when incurred.

IFRS – Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, Ps. 232, Ps. 363 and Ps. 351, as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively, were added to investment property. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended December 31, 2011, an amount of Ps. 232 was recognized against retained earnings and an amount of Ps. 173 was recognized against the line item “Selling expenses” and Ps. 42 against “Costs” in the statement of income. For the year ended June 30, 2012, an amount of     Ps. 232 was recognized against retained earnings and an amount of Ps. 335 was recognized against the line item “Selling expenses” and Ps. 216 against “Costs” in the statement of income.

(H) Tenant deposits

Argentine GAAP – The Group obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits generally are one months of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

IFRS - Tenant deposits are treated as a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (deferred income). The deposits are subsequently measured at amortized cost, and deferred income is amortized under the straight line method over the lease term.

As a result, the Group adjusted the financial liability from tenant deposits within trade and other payables for an amount of Ps. 43, Ps. 75 and Ps. 111 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For period ended December 31, 2011, the Group recognized: (i) a gain of Ps. 159 against “Revenues” in the statement of income (due to an increased lease revenue under IFRS), (ii) a loss of Ps. 127 against “Financial costs” in the statement of income (due to recognition of financial liabilities at its amortized cost under IFRS), and (iii) the remaining amount of Ps. 43 against retained earnings. For the fiscal year ended June 30, 2012, the Group recognized: (i) a gain of Ps. 345 against “Revenues” in the statement of income (due to an increased lease revenue under IFRS), (ii) a loss of Ps. 277 against “Financial costs” in the statement of income (due to recognition of financial liabilities at its amortized cost under IFRS), and (iii) the remaining amount of Ps. 43 against retained earnings.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(I) Impairment of financial assets

Argentine GAAP - As at July 1, 2011, December 31, 2011 and June 30, 2012, the Group maintains receivables relating to credit card loans. Which receivables are carried at amortized cost.  Under Argentine GAAP, the Group determined a provision for doubtful accounts based on specific criteria set forth for financial and banking institutions.

IFRS – The Group applied the criteria for impairment provisions in IFRS 9.

As a result, the Group recognized an impairment loss of Ps. 2,088 and Ps. 2,325 and Ps. 519 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended December 31, 2011, an amount of Ps. 2,088 was recognized against retained earnings and an amount of Ps. 237 was recognized against the line item titled “Selling expenses” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 2,088 was recognized against retained earnings and an amount of Ps. 1,569 was recognized against the line item titled “Selling expenses” in the statement of income.

(J) Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end.

IFRS – Under IFRS, there is no requirement to discount long-term tax credits. The Group elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

As a result, the Group eliminated the effect of discounting tax credits for an amount of Ps. 10,943, Ps. 9,269 and Ps. 5,803 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended December 31, 2011, an amount of Ps. 10,943 was recognized against retained earnings and an amount of Ps. 1,674 was recognized against the line item titled “Financial Results, net” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 10,943 was recognized against retained earnings and an amount of Ps. 5,140 was recognized against the line item titled “Financial results, net” in the statement of income.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(K) Impact of adjustments in accordance with IFRS in investments in associates

Argentine GAAP - Investments in entities in which the Group exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Group applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

As at June 30, 2012, the associate of the Group is Tarshop S.A.

IFRS – The Group assessed all of its interests in the entity mentioned in the paragraph above and determined that the Group exercises significant influence over them. Accordingly, under IFRS, the Group also accounts for these investments under the equity method of accounting. However, the Group has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

Following is a description of the most significant IFRS adjustments to the net equity and income of associates.

- Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

- Under Argentine GAAP, the provision for doubtful accounts for loan losses are recognized based on specific criteria as set forth by the Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

- Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

- Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

As a result, the net equity of these associates was reduced by Ps. 6,454, Ps. 5,937 and Ps. 11,609 as of July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended December 31, 2011 an amount of Ps. 6,454 was recognized against retained earnings, an amount of Ps. 517 was recognized against “Share of profit / (loss) of associates and joint ventures” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 6,454 was recognized against retained earnings and an amount of Ps. 5,155 was recognized against “Share of profit / (loss) of associates and joint ventures” in the statement of income.

(L) Impact of IFRS adjustment on joint ventures

Argentine GAAP – Investments in entities in which the Group exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Group reflect the Group´s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Group applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

IFRS – The Group assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11. Accordingly, the Group accounted for its joint ventures under the equity method of accounting. The Group has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As at June 30, 2012, the joint ventures of the Group are Quality Invest S.A. and Nuevo Puerto Santa Fe S.A..

Following is a description of the most significant IFRS adjustments to the net equity and income of the joint ventures.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

- Under Argentine GAAP, tenant deposits are treated as liabilities and measured at the amount received by the tenants. Under IFRS, tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost.

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Under IFRS, the Company applied IAS 17 “Leases”. Consequently, revenue derived from operating leases with scheduled increases in recognized on a straight line basis over the lease agreement term.

- Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end. Under IFRS, there is no requirement to discount long-term tax credits. The joint venture elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits. As a result, the joint venture eliminated the effect of discounting tax.

As a result, the net equities of the Group´s joint ventures were increased by Ps. 188 and Ps. 28 as of December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the Group did not have joint venture´s investments. For the period ended December 31, 2011, an amount of Ps. 188 gain was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 28 was recognized in the statement of income.

(M) Acquisition of non-controlling interest

As stated in Note 2.2., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in loss of control. Consequently, acquisitions of non-controlling interests that took place before July 1, 2011 have not been restated.

IFRS adjustments detailed below relate to acquisitions of non-controlling interest that took place on July 1, 2011 or after date.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Argentine GAAP – Under Argentine GAAP, the Group accounted the acquisition of the non-controlling interests under the purchase method of accounting.  Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

IFRS – Under IFRS, the Group applied the principles of IFRS 10 in accounting for changes in ownership interests.  As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Group does not recognize any additional acquisition adjustments to reflect the subsequent acquisition of additional interest in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to a reserve in net equity. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

As a result of the explanation above, as of December 31, 2011 the Group: (i) derecognize net assets in the amount of Ps. 14,773 as business goodwill, deferred tax liabilities and intangible assets, (ii) recognized a decrease in non-controlling interest for an amount of Ps. 1,247, and (iii) recognized a debit in the amount of Ps. 16,020 against Shareholders' equity under IFRSs. Additionally, as of June 30, 2012 the Group: (i) derecognize net assets for Ps. 14,773 as business goodwill, deferred tax and intangible assets, (ii) recognized a decrease in non-controlling interest in an amount of Ps. 1,247, (iii) recognized a debit of Ps. 16,020 against equity.

(N) Deferred income tax

Argentine GAAP – The Group accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Group assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

As a result, on transition to IFRS, the Group has not recognized deferred tax assets relating to any carry forward losses and other temporary differences for an amount of Ps. 5,067, Ps. 6,122 and Ps. 6,705 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, an adjustment against retained earnings was recognized. For the period ended December 31, 2011, an amount of Ps. 5,067 was recognized against retained earnings, and an amount of Ps. 1,055 against “Income tax expense” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 5,067 against retained earnings and an amount of Ps. 1,638 against “Income tax expense” in the statement of income. In addition, the group has assessed the impact of all IFRS adjustments on deferred income tax. As a result, the Group recognized an adjustment to deferred income taxes of Ps. 4,960 (gain), Ps. 1,487 (loss) and Ps. 1,860 (loss) as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended December 31, 2011, an amount of Ps. 4,960 was recognized against retained earnings, and an amount of Ps. 6,448 against “Income tax expense” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 4,960 against retained earnings and an amount of Ps. 6,820 against “Income tax expense” in the statement of income.

(O) Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.4.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2012, which are stated in Exhibit I attached hereto and are based upon such IFRSs expected to be in force as of June 30, 2013.

2.5.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements relative to the year ended June 30, 2012 described in Exhibit I.

3.	Seasonal effects on operations

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and during the period of religious festivals (December) when they tend to record peaks of sales.  Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and sales

•	Purchase of financial assets

During this period the Group purchased the following corporate notes from:

a) its controlling company IRSA corporate notes Class II due on July 20, 2020 in the amount of USD 3.55 million, which accrue interest at a fixed annual rate of 11.5% and will be paid semi-annually, while payment of principal is due upon maturity.

b) Government of the City of Buenos Aires, for a nominal value of Ps. 19.0 million. These notes accrue interest at a fixed annual rate of 7.95%, payable semi- annually and maturing on April 29, 2014.

c)  Banco Hipotecario for Ps. 5 million, which accrue interest at a fixed annual rate of 18.75%, payable semi- annually and maturing on August 8, 2013.

•	Acquisition of interest in joint ventures

On November 29, 2012 APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EH”)´s capital stock and votes for Ps. 32 million. APSA exercises joint control over EH together with shareholders owners of the remaining 50%.

EH’s core asset is a 50% indirect interest in La Rural S.A. (“LRSA”)’s capital stock and votes. EH exercises joint control over LRSA, together with Sociedad Rural Argentina (SRA), the owner of the remaining 50% interest in LRSA.

Therefore, APSA´s indirect interest in LRSA amounts to 25% as of the date of these Unaudited Condensed Interim Financial Statements.

LRSA is mainly engaged in the operation of Predio Ferial de Buenos Aires, a fairground located in an area surrounded by Cerviño, Sarmiento, and Santa Fe Avenues and Oro Street, City of Buenos Aires (the “Fairground”). LRSA is the beneficiary of said Fairground under a usufruct agreement executed with the owner thereof, SRA, in 1999.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Financial risk management

5.1.	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreing currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

Exhibit I provides information on financial risk management as of June 30, 2012 and July 1, 2011. Since June 30, 2012 there have been no changes in the risk management or risk management policies applied by the Group.

5.2.	Fair value estimates

Since June 30, 2012 there have been no significant changes in business or economic circumstances affecting the fair value of the Group's financial assets or liabilities (either measured at fair value or amortized cost). Neither have been any transfers between the different hierarchies used to assess the fair value of the Group's financial instruments, nor reclassifications between its categories.

6.	Segment reporting

The following tables present the business segments corresponding to urban properties and investments, the Group´s main activity:

	Six months ended December 31, 2012
	Urban properties			Investments	Total urban properties and investment
	Shopping Center Properties	Offices and others	Sales and developments	Financial operations and others
Revenues	809,002	13,735	4,260	1,318	828,315
Costs	(372,847)	(6,608)	(2,055)	(477)	(381,987)
Gross profit	436,155	7,127	2,205	841	446,328
General and administrative expenses	(37,398)	(105)	-	(147)	(37,650)
Selling expenses	(25,752)	(712)	(923)	(638)	(28,025)
Other operating (expense) income, net	(7,616)	-	-	1,931	(5,685)
Profit from Operations	365,389	6,310	1,282	1,987	374,968
Share of profit of associates and joint ventures	-	-	-	995	995
Segment Profit	365,389	6,310	1,282	2,982	375,963

Investment properties	1,388,259	89,792	181,421	-	1,659,472
Property, plant and equipment, net	14,186	3,274	-	-	17,460
Trading properties	-	-	38,589	-	38,589
Goodwill	507	-	-	-	507
Inventories	9,733	-	-	-	9,733
Investments in associates and joint ventures	-	32,000	-	37,595	69,595
Total segment assets	1,412,685	125,066	220,010	37,595	1,795,356

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (Continued)

	Six months ended December 31, 2011
	Urban properties			Investments
	Shopping Center Properties	Offices and others	Sales and developments	Financial Operations and others	Total urban properties and investment
Revenues	671,805	6,244	24,090	3,229	705,368
Costs	(312,380)	(3,193)	(7,621)	(2,518)	(325,712)
Gross profit	359,425	3,051	16,469	711	379,656
General and administrative expenses	(29,420)	-	-	(104)	(29,524)
Selling expenses	(17,755)	(70)	(1,071)	2,208	(16,688)
Other operating income / (expense), net	(942)	-	-	625	(317)
Profit from Operations	311,308	2,981	15,398	3,440	333,127
Share of profit of associates and joint ventures	-	-	-	6,613	6,613
Segment Profit	311,308	2,981	15,398	10,053	339,740

The following tables present reconciliation between the total results of segment operations as shown in the column “Urban properties and investments”. As of December 31, 2012 and 2011, the results of operations as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures on an equity-accounted basis for IFRS income statement purposes.

	Six months ended December 31, 2012
	Total Segment reporting	Adjustment for share of profit / (loss) of joint ventures	As per Statement of Income
Revenues	828,315	(10,013)	818,302
Costs	(381,987)	5,012	(376,975)
Gross Profit	446,328	(5,001)	441,327
General and administrative expenses	(37,650)	512	(37,138)
Selling expenses	(28,025)	585	(27,440)
Other operating income / (expense), net	(5,685)	270	(5,415)
Profit from Operations Before Share of Profit of Associates and Joint Ventures	374,968	(3,634)	371,334
Share of profit of associates and joint ventures	995	(101)	894
Profit from Operations Before Financing and Taxation	375,963	(3,735)	372,228

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (Continued)

	Six months ended December 31, 2011
	Total Segment reporting	Adjustment for share of profit / (loss) of joint ventures	As per Statement of Income
Revenue	705,368	(2,773)	702,595
Cost	(325,712)	1,650	(324,062)
Gross Profit	379,656	(1,123)	378,533
General and administrative expenses	(29,524)	146	(29,378)
Selling expenses	(16,688)	143	(16,545)
Other operating income / (expense), net	(317)	(19)	(336)
Profit from Operations Before Share of Profit of Associates and Joint Ventures	333,127	(853)	332,274
Share of profit of associates and joint ventures	6,613	238	6,851
Profit from Operations Before Financing and Taxation	339,740	(615)	339,125

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

December 31, 2012
Total reportable assets as per Segment Information	1,795,356
Investment properties, net	(208,969)
Property, plant and equipment, net	(116)
Inventories	(58)
Investments in associates and joint ventures	128,816
Total assets as per the Statement of Financial Position	1,715,029

7.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries which are listed in Note 1, Exhibit I. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized statement of financial position

	Panamerican Mall S.A. (PAMSA)			Emprendimiento Recoleta S.A. (ERSA)
	December 31, 2012	June 30, 2012	July 1, 2011	December 31, 2012	June 30, 2012	July 1, 2011
Assets
Non-current assets	653,756	665,329	683,451	28,518	21,664	16,836
Current assets	143,204	118,044	64,423	44,129	43,218	39,276
Total assets	796,960	783,373	747,874	72,647	64,882	56,112
Liabilities
Non-current liabilities	19,367	22,855	24,682	3,678	4,156	3,961
Current liabilities	53,721	41,075	31,438	16,956	10,221	8,619
Total liabilities	73,088	63,930	56,120	20,634	14,377	12,580
Net assets	723,872	719,443	691,754	52,013	50,505	43,532
Summarized statement of comprehensive income

	PAMSA		ERSA
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Revenues	104,932	83,821	19,727	19,050
Profit before income tax	46,334	29,734	10,218	9,842
Income tax expense	(16,905)	(10,948)	(3,577)	(3,419)
Total comprehensive income	29,429	18,786	6,641	6,423
Profit attributable to non-controlling interest	5,886	3,757	3,076	2,975
Dividends paid to non-controlling interest	5,000	2,000	2,895	-

Summarized cash flows

	PAMSA		ERSA
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Net cash generated from operating activities	56,027	49,229	7,192	6,208
Net cash (used in) / generated from investing activities	(40,365)	(7,737)	(13,610)	16,508
Net cash used in financing activities	(25,133)	(12,751)	(64)	(190)
Net (decrease) / increase in cash and cash equivalents	(9,471)	28,741	(6,482)	22,526
Cash and cash equivalents at beginning of period	29,885	486	18,609	6,519
Foreign exchange gain / (loss) on cash and cash equivalents	818	328	957	318
Cash and cash equivalents at end of period	21,232	29,555	13,084	29,363

The information above is the amount before inter-company eliminations.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.	Interests in joint ventures

As of December 31, 2012, the joint ventures of the Group are Quality Invest S.A., Nuevo Puerto Santa Fe S.A. (NPSF) and Entertainment Holdings S.A.. As of June 30, 2012, the joint ventures of the Group are Quality Invest S.A. and Nuevo Puerto Santa Fe S.A. The shares in these joint ventures are not publicly traded.

As noted in Note 4, APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EH”)´s capital stock and votes and, as a consequence, APSA, which operates the fairground Predio Ferial de Buenos Aires, holds a jointly indirect interest in LRSA of 25%.

In connection with the Fairground, as publicly known, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the Fairground to the SRA; the effect of this new order was to revoke the sale transaction. Latter on December 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions.

Neither has APSA been served notice formally nor is it a party involved in the legal actions brought by the SRA.

As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, the above mentioned legal situation resulted in certain delays in gathering the information necessary to register the acquisition pursuant to IFRS 3. Therefore, APSA has prudently decided to record its investment at cost. APSA expects to complete the fair value computation on net assets acquired during the fiscal year ended June 30, 2013.

Changes in the Group’s investments in joint ventures for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	77,855	-
Acquisition of joint ventures	32,000	62,486
Capital contribution	19,062	15,135
Share of (loss) / profit	(101)	234
End of the period / year	128,816	77,855

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates

As of December 31, 2012 and June 30, 2012, the associate of the Group is Tarshop S.A..

Changes in the Group’s investments in associates for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	36,600	47,634
Share of profit / (loss)	995	(11,034)
End of the period / year	37,595	36,600

10.	Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	1,553,794	1,554,913
Additions and acquisitions	83,276	99,697
Disposal of unused assets	-	(669)
Capitalized borrowing costs	3,270	1,516
Depreciation charge (i) (Note 26)	(61,021)	(101,663)
End of the period / year	1,579,319	1,553,794

(i)	Depreciation charges of investment property were included in “Costs” in the statement of Income (Note 26).

The following amounts have been recognized in the statement of income:

	December 31, 2012	December 31, 2011
Rental and service income	812,724	675,276
Direct operating expenses	(374,443)	(313,923)

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	17,485	17,402
Additions	3,367	7,019
Disposals	-	(553)
Depreciation charges (i) (Note 26)	(3,508)	(6,383)
End of the period / year	17,344	17,485

(i)	Depreciation charges were included in “Costs”, “General and administrative expenses” and “Selling expenses“ in the Statement of Income (Note 26).

12.	Trading properties

Changes in the Group’s trading property for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	39,346	47,001
Additions	5	315
Sales (i)	(762)	(7,970)
End of the period / year	38,589	39,346

(i)	Corresponds to the sale of functional units (apartments and parking spaces) of plot 2G.

13.	Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	22,501	22,745
Additions	187	559
Amortization charge (i) (Note 26)	(326)	(803)
End of the period / year	22,362	22,501

(i) Amortization charges are included in “General and administrative expenses” in the Statement of Income (Note 26).

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Inventories

Group’s inventories as of December 31, 2012, June 30, 2012 and July 1, 2011 were as follows:

	December 31, 2012	June 30, 2012	July 1, 2011
Current
Materials and others items of inventories	9,675	10,394	7,384
Total inventories	9,675	10,394	7,384

15.	Trade and other receivables, net

The following table shows the amounts of trade and other receivables as of December 31, 2012, June 30, 2012 and July 1, 2011:

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
Leases and services receivables	53,930	41,542	26,216
Properties sales receivables	3,085	2,582	2,322
Less: provision for impairment of trade receivables	(2,208)	(2,208)	(2,208)
Non-current trade receivables, net	54,807	41,916	26,330
Prepayments	5,062	1,650	2,121
VAT receivables	35,015	33,535	47,579
Minimum presumed income tax (MPIT)	4,484	4,002	4,778
Other tax receivables	102	1,355	1,074
Others	-	430	1,878
Non-current other receivables, net	44,663	40,972	57,430
Non-current trade and other receivables, net	99,470	82,888	83,760

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Trade and other receivables, net (Continued)

	December 31, 2012	June 30, 2012	July 1, 2011
Current
Consumer financing receivables	16,556	15,992	75,117
Leases and services receivables	185,084	145,101	104,551
Deferred checks received	149,617	125,751	86,990
Notes receivable	5,815	7,980	5,987
Debtors under legal proceedings	42,429	43,291	40,352
Properties sales receivables	332	100	4,681
Less: provision for impairment of trade receivables	(62,030)	(59,931)	(107,157)
Current trade receivables, net	337,803	278,284	210,521
Prepayments	29,770	38,201	32,453
VAT receivables	13,216	18,365	26,168
Loans	5,136	1,934	229
Other tax receivables	3,537	7,022	5,071
Advance payments	32,078	20,759	12,689
Others	743	4,691	3,171
Refunds receivable	-	-	4,278
Less: provision for impairment of trade receivables	(158)	-	-
Current other receivables, net	84,322	90,972	84,059
Related parties (Note 32)	48,732	17,517	29,942
Current trade and other receivables, net	470,857	386,773	324,522
Total trade and other receivables, net	570,327	469,661	408,282

Movements on the Group’s provision for impairment of trade receivables are as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	62,139	109,365
Additions (Note 26)	10,043	13,369
Unused amounts reversed (Note 26)	(7,391)	(9,625)
Receivables written off	-	(45,632)
Used during the period / year	(395)	(5,338)
End of the period / year	64,396	62,139

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of comprehensive income (Note 26). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Investments in financial assets

The following table shows the amounts of investments in financial assets as of December 31, 2012, June 30, 2012 and July 1, 2011:

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT S.A.	50,095	65,035	68,550
Don Mario S.G.R.	10,060	10,000	-
Financial assets at amortized cost
Non-convertible notes (Note 32)	40,602	29,958	7,706
Total Non-current	100,757	104,993	76,256
Current
Financial assets at fair value through profit or loss
Mutual funds	44,036	35,795	26,304
G.C.B.A. Non-convertible notes	21,340	-	-
Mortgage bonds (Note 32)	514	496	477
Non-convertible notes (Note 32)	5,021	8,781	2,615
Don Mario S.G.R.	708	-	-
Financial assets at amortized cost
Non-convertible notes (Note 32)	14,239	-	-
Total Current	85,858	45,072	29,396
Total investments in financial assets	186,615	150,065	105,652

17.	Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of December 31, 2012, June 30, 2012 and July 1, 2011:

	December 31, 2012	June 30, 2012	July 1, 2011
Cash at bank and on hand	206,507	101,268	24,620
Mutual funds	2,413	1,430	120,932
Total cash and cash equivalents	208,920	102,698	145,552

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Cash and cash equivalents information (Continued)

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2012 and 2011.

	Note	December 31, 2012	December 31, 2011
Profit for the period		175,756	199,655
Adjustments for:
Income tax expense	22	98,289	97,446
Amortization and depreciation	26	64,855	54,514
Gain from disposal of sales properties		(2,200)	-
Provision for directors’ fees		20,760	1,194
Reserve for share-based compensation	31	2,536	1,879
Loss from derivative financial instruments		-	1,074
Fair value gains of financial assets at fair value through profit or loss	29	6,458	(1,542)
Financial results, net		89,116	42,092
Doubtful accounts, net	26	2,652	(527)
Provisions, net	20	3,508	2,453
Share of profit of associates and joint ventures	8, 9	(894)	(6,851)
Unrealized foreign exchange loss, net		(2,555)	4,583
Changes in operating assets and liabilities:
Decrease (Increase) in inventories	14	719	(185)
Decrease in trading properties	12	2,957	5,878
Increase in trade and other receivables, net	15	(63,565)	(59,243)
Increase in trade and other payables	18	43,299	34,091
Decrease in payroll and social security liabilities	19	(6,382)	(8,238)
Uses in provisions	20	(125)	(536)
Net cash generated from operating activities before income tax paid		435,184	367,737

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the periods ended December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Decrease in trade and other payables through an increase in shareholders’ equity	626	-
Increase in equity investments in associates and joint venture through an increase in borrowings	-	8,645
Increase in equity investments in associates and joint venture through an increase in trade and other payable	-	12,258
Conversion of notes	-	38
Decrease in trade and other payables through a decrease in equity investments in associates and joint venture	-	239
Decrease in other liabilities through a decrease in equity investments in associates and joint venture	-	11,307
Decrease in other receivables through an increase in equity investments in associates and joint venture	-	1,765
Decrease in borrowings through a decrease in equity investments in associates and joint venture	-	478
Decrease in borrowings through an increase in trade and other payables	-	60
Increase in equity investments in associates and joint venture through a decrease in trade and other receivables	-	13,715
Decrease in non-controlling interest through an increase in trade and other payables	2,895	-

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Trade and other payables, net

The following table shows the amounts of trade and other payables as of December 31, 2012, June 30, 2012 and July 1, 2011:

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
Trade payables	-	4	47
Rent and service payments received in advance	46,757	44,843	45,345
Admission rights	94,784	85,281	66,885
Tenant deposits	1,441	1,496	215
Non-current trade payables, net	142,982	131,624	112,492
Tax payment plans	17,529	18,999	19,592
Deferred income	8,770	9,453	9,553
Others	16	120	2,285
Non-current other payables	26,315	28,572	31,430
Related parties (Note 32)	12	12	12
Non-current trade and other payables	169,309	160,208	143,934
Current
Trade payables	45,037	35,534	26,777
Invoices to be received	55,560	49,389	46,471
Customer advances	83,175	54,844	24,818
Rent and service payments received in advance	38,494	38,578	61,462
Admission rights	85,978	78,030	60,580
Tenant deposits	875	641	1,533
Current trade payables, net	309,119	257,016	221,641
VAT payables	18,551	16,469	15,391
Withholdings payable	12,813	7,332	7,070
Other tax payables	3,719	8,278	9,991
Other income to be accrued	266	472	16,004
Tax payment plans	3,730	326	3,438
Dividends	7,007	6,092	-
Others	1,033	5,640	2,034
Current other payables	47,119	44,609	53,928
Related parties (Note 32)	60,263	60,255	48,976
Current trade and other payables	416,501	361,880	324,545
Total trade and other payables	585,810	522,088	468,479

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of December 31, 2012, June 30, 2012 and July 1, 2011:

	December 31, 2012	June 30, 2012	July 1, 2011
Current
Provision for vacation, bonuses and others	13,194	21,730	20,077
Severance pay allowance	1,335	-	-
Social security payable	5,249	3,840	3,300
Others	11	601	684
Payroll and social security liabilities	19,789	26,171	24,061

20.	Provisions

The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

Labor, legal and other claims
At July 1, 2011	13,096
Additions	5,642
Recovery	(5,617)
Used during year	(1,528)
At June 30, 2012	11,593
Additions (Note 28)	5,140
Recovery (Note 28)	(1,632)
Used during year	(125)
At December 31, 2012	14,976

The analysis of total provisions is as follows:

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current	9,782	11,593	12,829
Current	5,194	-	267
	14,976	11,593	13,096

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.	Borrowings

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
APSA ON Series I due 2017	Unsecured	USD	Fixed	7.875%	120,000	539,517	497,970	452,100
APSA ONC due 2014 (Notes 32 and 35)	Unsecured	USD	Fixed	10%	50,000	40	143,717	130,515
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	43,527	38,689	35,125
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	258	1,272	1,530	-
Syndicated loan (iv) (Note 32)	Unsecured	Ps.	Fixed	15.01%	118,000	104,890	-	-
Issuance expenses to be accrued		Ps.				(3,074)	(1,782)	(2,237)
Finance lease obligations	Secured	USD	Fixed	7.50%	666	202	426	-
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	29,000	25,778	-	-
Non-current borrowings						712,152	680,550	615,503
Current
APSA ON Series II due 2012	Unsecured	Ps.	Fixed	11%	154,020	-	-	39,996
APSA ONC due 2014 (Notes 32 and 35)	Unsecured	USD	Fixed	10%	50,000	163,147	6,536	5,864
APSA ON Series I due 2017	Unsecured	USD	Fixed	7.875%	120,000	5,189	5,009	4,945
Seller financing Soleil Factory(i)	Secured	USD	Fixed	5%	12,610	1,563	2,854	4,714
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	1,700	8,362	10,235	8,900
Seller financing - Nuevo Puerto Santa Fe S.A (iii)	Unsecured	USD	Fixed	7.44%	269	2,006	7,417	-
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	29,000	3,449	-	-
Syndicated loan (iv) (Note 32)	Unsecured	Ps.	Fixed	15.01%	118,000	13,789	-	-
Other borrowings	Unsecured	USD	Fixed	4%	560	-	-	2,345
Bank overdrafts	Unsecured	Ps.	Floating	13.5% to 17.5%	82,585	82,706	32,179	55,333
Issuance expenses to be accrued	Unsecured	Ps.	Floating			(1,940)	(455)	(482)
Finance lease obligations	Secured	USD	Fixed	7.50%	666	531	787	-
Current borrowings						278,802	64,562	121,615
Total borrowings						990,954	745,112	737,118

(i)	Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million with a fixed 5% interest rate due in June 2017.
(ii)	Seller financing - Arcos del Gourmet S.A. (intangible assets) = Unsecured financing amounting to a fixed amount of USD 1 million plus a variable amount up to a maximum of USD 3.5 million.
(iii)	Seller financing - Nuevo Puerto Santa Fe S.A. (investment property) = Financing of USD 4.5 million without interest paid in 19 installments due in February 2013.
(iv)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000 with several banks, including Banco Hipotecario (see Note 32). Principal will be payable in 9 quarterly consecutive installments.

(v)	On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Current and deferred income tax

The details of the provision for the Group’s income tax as of December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Current income tax	(97,251)	(103,195)
Deferred income tax	(1,038)	5,749
Income tax expense	(98,289)	(97,446)

The gross movement on the deferred income tax account is as follows:

	December 31, 2012 Assets/(Liabilities)	June 30, 2012 Assets/(Liabilities)
Beginning of period	(97,501)	(114,894)
Income tax expense	(1,038)	17,393
End of period/year	(98,539)	(97,501)

The Group did not recognize deferred income tax assets of Ps. 7,830 and Ps. 6,792 as of December 31, 2012 and June 30, 2012, respectively. Concerning the losses recorded by its subsidiaries Arcos and Shopping Neuquén – both currently conducting shopping mall development projects— they may be offset against future taxable income in the amount of Ps. 22,371 and Ps. 19,406, respectively; although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Current and deferred income tax (Continued)

Below is a reconciliation between income tax recognized and that which would result applying prevailing tax rate on the Profit Before Income Tax for the periods ended December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Tax calculated at the tax rates applicable to profits in the respective countries	95,916	103,985
Tax effects of:
Non-deductible items	617	1,270
Non-taxable items	-	(5,601)
Difference between tax return and provision	(289)	(1,249)
Unrecognized tax losses	1,435	1,074
Share of profit / (loss) of associates and joint ventures	(313)	(2,398)
Minimum presumed income tax (MPIT) recognized in profit or loss	4	4
Others	919	361
Income tax expense - Loss	98,289	97,446

23.	Dividends

Dividends paid in the period

The dividends paid in the period ended December 31, 2012 were Ps. 150,501.

Dividends for the year ended June 30, 2012 amounted to Ps. 317,000, which were approved by the Shareholders meeting as of October 31, 2012.

Expired dividends

From the amount of Ps. 3,128 of current dividends as of September 30, 2012, Ps. 626 became expired on November 17, 2012. The remaining balance of Ps. 2,502 is disclosed under “Trade Payables and Other payables” line item.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Revenues

	December 31, 2012	December 31, 2011

Base rent	281,040	225,028
Contingent rent	142,900	121,565
Admission rights	51,291	41,624
Parking fees	30,792	21,717
Averaging of scheduled rent escalation	11,164	13,728
Letting fees	13,053	15,546
Management fees	8,621	6,796
Expenses and collective promotion fund	272,243	227,765
Others	1,620	1,507
Total rental and service income	812,724	675,276
Sale of trading properties	4,260	24,090
Total sale of properties	4,260	24,090
Other revenue	1,318	3,229
Total other revenue	1,318	3,229
Total group revenue	818,302	702,595

25.	Costs

	December 31, 2012	December 31, 2011
Service charge expense and other operating costs	374,443	313,923
Total cost of property operations	374,443	313,923
Cost of sale of trading properties	2,055	7,621
Total cost of sale of properties	2,055	7,621
Other costs	477	2,518
Total other costs	477	2,518
Total group costs (Note 26)	376,975	324,062

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Expenses by nature

For the six-month period ended December 31, 2012

	Cost
	Charges for services and other operating cost	Cost of sale of trading properties	Other Costs	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	106,714	221	3	3,417	2,675	113,030
Depreciation and amortization	64,448	-	-	349	58	64,855
Leases and expenses	10,876	358	-	414	102	11,750
Maintenance, security, cleaning, repairs and others	83,240	616	29	380	69	84,334
Advertising and other selling expenses	71,813	-	-	-	3,068	74,881
Taxes, rates and contributions	23,383	95	-	80	18,170	41,728
Fees and payments for services	9,842	1	440	7,930	605	18,818
Directors’ fees	-	-	-	23,022	-	23,022
Impairment of receivables (charge and recovery)	-	-	-	-	2,652	2,652
Cost of sale of properties	-	762	-	-	-	762
Others	4,127	2	5	1,546	41	5,721
Total expenses by nature	374,443	2,055	477	37,138	27,440	441,553

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Expenses by nature (Continued)

For the six-month period ended December 31, 2011

	Cost
	Charges for services and other operating cost	Cost of sales of trading properties	Other Costs	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	81,191	-	14	4,375	2,035	87,615
Maintenance, security, cleaning, repairs and others	69,527	577	216	346	240	70,906
Advertising and other selling expenses	65,758	-	-	-	1,131	66,889
Depreciation and amortization	54,330	-	4	180	-	54,514
Taxes, rates and contributions	16,247	126	-	142	13,060	29,575
Directors’ fees	-	-	-	18,319	-	18,319
Fees and payments for services	8,841	28	2,266	4,719	491	16,345
Leases and expenses	11,950	332	-	459	92	12,833
Cost of sale of properties	-	6,556	-	-	-	6,556
Impairment of receivables (charge and recovery)	-	-	-	-	(527)	(527)
Others	6,079	2	18	838	23	6,960
Total expenses by nature	313,923	7,621	2,518	29,378	16,545	369,985

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.	Employee costs

	December 31, 2012	December 31, 2011
Salaries, bonuses and social security costs	110,494	85,736
Share-based compensation	2,536	1,879
Employee costs	113,030	87,615

28.	Other operating expenses, net

	December 31, 2012	December 31, 2011
Recovery of provisions	2,781	3,266
Lawsuits and other contingencies (Note 20)	(3,508)	(445)
Donations	(3,890)	(2,502)
Tax on personal assets	(80)	(87)
Management fees	813	76
Others	(1,531)	(644)
Total other operating expenses, net	(5,415)	(336)

29.	Financial results, net

	December 31, 2012	December 31, 2011
Finance income:
- Interest income	12,353	5,097
- Foreign exchange, net	9,125	8,256
-Fair value gains of financial assets at fair value through profit or loss	9,681	21,631
Finance Income	31,159	34,984

Finance costs:
- Interest expense	(34,973)	(33,402)
- Foreign exchange, net	(62,826)	(31,722)
- Fair value loss of financial assets at fair value through profit or loss	(16,139)	-
- Other finance costs	(14,242)	(10,810)
- Loss from derivative financial instruments	(1,162)	(1,074)
Finance costs	(129,342)	(77,008)
Total financial results, net	(98,183)	(42,024)

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Share-based payments

Equity Incentive Plan

The Group incurred a charge of Ps. 2,536 and Ps. 1,879 for the six-month periods ended on December 31, 2012 and 2011, respectively, related to the awards granted under the Equity Incentive Plan, and 19,208 shares were granted.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.	Related party transactions

The following is a summary of the balances with related parties as of December 31, 2012:

Related party	Description of transaction	Trade and other receivables, net Current	Investments in financial assets Non-current	Investments in financial assets Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
FyO Trading (8)	Reimbursement of expenses	7	-	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA) (1)	Reimbursement of expenses	75	-	-	-	(5)	-	-
Estudio Zang, Bergel y Viñes (2)	Legal services	68	-	-	-	(511)	-	-
	Advances from Customers	4	-	-	-	-	-	-
	Fees	-	-	-	-	(130)	-	-
Fundación IRSA (3)	Reimbursement of expenses	10	-	-	-	-	-	-
Museo de los niños (3)	Reimbursement of expenses	609	-	-	-	(11)	-	-
	Leases	700	-	-	-	-	-	-
Directors	Fees	-	-	-	-	(20,760)	-	-
	Reimbursement of expenses	-	-	-	-	(71)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
	Convertible notes due 2014	-	-	-	-	-	(5)	-
Banco Hipotecario S.A. (5)	Leases	10	-	-	-	-	-	-
	Convertible notes	-	-	5,021	-	-	-	-
	Reimbursement of expenses	307	-	-	-	-	-	-
	Loans	-	-	-	-	-	(17,778)	(2,222)
	Mortgage bonds	-	-	514	-	-	-	-
Cyrsa S.A. (6)	Reimbursement of expenses	293	-	-	-	(46)	-	-
Tarshop S.A. (7)	Reimbursement of expenses	1,656	-	-	-	(21)	-	-
	Leases	8	-	-	-	-	-	-

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables, net Current	Investments in financial assets Non-current	Investments in financial assets Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Cactus S.A. (8)	Reimbursement of expenses	6	-	-	-	-	-	-
Canteras Natal Crespo S.A. (10)	Reimbursement of expenses	1	-	-	-	-	-	-
Cresud S.A.C.I.F. y A. (9)	Reimbursement of expenses	3,228	-	-	-	(457)	-	-
	Shared services	9,671	-	-	-	(33,997)	-	-
	Convertible notes	-	23,143	13,317	-	-	-	-
	Other receivables	7	-	-	-	-	-	-
Futuros y Opciones.Com S.A. (8)	Reimbursement of expenses	82	-	-	-	(6)	-	-
IRSA International LLC (10)	Reimbursement of expenses	61	-	-	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (11)	Loans	29,763	-	-	-	-	-	-
	Convertible notes 2014	-	-	-	-	-	-	(163,147)
	Convertible notes	-	17,459	922	-	-	-	-
	Share-based compensation	-	-	-	-	(12)	-	-
	Expenses to be recovered	235	-	-	-	(3,682)	-	-
	Reimbursement of expenses	670	-	-	-	(179)	-	-
Inversiones Financieras del Sur S.A. (4)	Reimbursement of expenses	-	-	-	-	(3)
Llao Llao Resorts S.A. (10)	Reimbursement of expenses	467	-	-	-	-	-	-
Nuevas Fronteras S.A. (10)	Reimbursement of expenses	28	-	-	-	(90)	-	-
Nuevo Puerto Santa Fe S.A. (12)	Reimbursement of expenses	736	-	-	-	(282)	-	-
	Management fees	24	-	-	-	-	-	-
Quality Invest S.A. (12)	Loans	3	-	-	-	-	-	-
Solares de Santa María S.A. (10)	Reimbursement of expenses	2	-	-	-	-	-	-
Puerto Retiro S.A. (10)	Reimbursement of expenses	1	-	-	-	-	-	-
		48,732	40,602	19,774	(12)	(60,263)	(17,783)	(165,369)

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2012:

Related party	Leases	Financial Income	General and administrative expenses	Other income and expenses	Shared Services	Financial cost
Cresud S.A.C.I.F.y A. (9)	-	2,944	-	-	(33,091)	-
Directors	-	-	(23,022)	-	-	-
Estudio Zang, Bergel y Viñes (2)	-	-	(6,539)	-	-	-
Fundación IRSA (3)	-	-	(1,420)	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (11)	-	983	(2,873)	-	(1,100)	(7,579)
Nuevo Puerto Santa Fe S.A. (12)	-	-	-	705	-	-
Quality Invest S.A. (12)	-	10	-	108	-	-
Tarshop S.A. (7)	1,122	-	-	-	-	(189)
	1,122	3,937	(33,854)	813	(34,191)	(7,768)

(1) Related to Cresud and shareholders of IRSA.
(2) Related to the Board of Directors.
(3) Related to IRSA.
(4) Shareholder of Cresud and IRSA.
(5) Equity investee of IRSA.
(6) Joint venture of IRSA.
(7) Associates of the Group.
(8) Subsidiary of Cresud.
(9) IRSA majority shareholder.
(10) Subsidiary of IRSA.
(11) Majority shareholder.
(12) Joint venture of the Group.

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Negative working capital

As of period-end, the Group has negative working capital, which is mostly attributable to APSA’s convertible corporate notes being disclosed as current liabilities considering the information included in subsequent events (see Note 34).

33.	Earnings (loss) per share:

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year.

On December 18, 2012, the Public Registry of Commerce registered an amendment to the Company’s by-laws whereby it increased the nominal value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, which was notified through the CNV, was registered under number 20,264 of Stock Companies Book 62 T°. The request for Transfer of Public Offering and Listing has been submitted and is still pending.

	12.31.12 (in thousands)	12.31.11 (in thousands)
Weighted-average outstanding ordinary shares	1,259,886	1,259,761
Weighted-average diluted ordinary shares	2,697,050	2,564,912

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	Six months		Three months
	12.31.12	12.31.11	12.31.12	12.31.11
Net income for calculation of basic earnings per share	166,866	193,061	104,055	105,500
Interest – Convertible Notes	7,582	6,765	3,874	3,420
Foreign exchange	12,686	6,280	7,218	3,230
Income Tax	(7,094)	(4,566)	(3,040)	(2,328)
Net income for calculation of diluted earnings per share	180,040	201,540	112,107	109,822
Basic net earnings per share	0.13	0.15	0.08	0.08
Diluted net earnings per share	0.07	0.08	0.04	0.04

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Subsequent events

1.	Acceptance of repurchase offer of notes

On January 14, 2013, IRSA accepted the repurchase offer submitted by APSA in connection with all of the Series I notes issued by APSA, which are convertible into shares (“ONC” as per the initials in Spanish), mature in July 2014 and amount as of the date of these financial statements to a face value of USD 31.7 million, for a total price of USD 35.4 million, or USD 1.1148554 per each ONC note. According to the terms of the offer received, the total price will be adjusted at the date of actual payment

2. Partial repayment of amounts owed by Quality Invest S.A. (Quality)

In January 2013, Quality made a partial payment of the third installment of the amounts due for the acquisition of the Nobleza Piccardo S.A.I.C. y F. property, for USD 2 million.

3.	Conversion of Convertible notes

On January 24, 2013 one of the holders of APSA´s convertible notes exercised their conversion right. Therefore, 223,456 ordinary shares were issued of Ps. 0.1 face value each and convertible notes for an amount of USD 0.07 were derecognized.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

The present Unaudited Condensed Interim Consolidated Financial Statements should be read along with Exhibit I. This Exhibit contains a detailed presentation of the additional information required by the IFRS as of June 30, 2012 and July 1, 2011, which is necessary for understanding the present individual condensed financial statements and for making it possible for them to be presented in condensed form pursuant to IAS 34.

1.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these Unaudited Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1.1	Basis of preparation

(a)	Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its statement of financial position according with the operating cycle of each activity.

The operating cycle for activities related to the Group’s investment property is 12 months. Therefore, current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year. The operating cycle of activities related to the Group’s investment property for sale depends on each specific project, and thus cannot be clearly defined. In general, assets and liabilities classified as investment property for sale are realized or discharged over many fiscal years, ranging between one and three years or, in exceptional cases, over a longer period. As a result, and for purposes of classification, the Group has assumed the operating cycle of investment property for sale to be 12 months.

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities are presented separately from each other and from other assets and liabilities as non-current.

(b)	Presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are to Argentine Pesos, references to ‘USD’ or ‘US dollars’ are to United States dollars.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

(c)	Accounting conventions

The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

(d)	Reporting cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within financing cash flows. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed as cash flows from investing activities because this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed as cash flows from operating activities because these items are routinely sold in the ordinary course of business.

(e)	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major sources of uncertainty are described in Note 4.

1.2.	New accounting standards

The following standards, amendments and interpretations have been issued by the IASB and although they are not effective they have been adopted early by the Group in these consolidated financial statements:

IFRS 9 “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. The standard incorporates the first part of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 prescribes the classification and measurement of financial assets. IFRS 9 requires that financial assets are subsequently measured either ‘at amortized cost’ or ‘at fair value’, depending on whether certain conditions are met. In addition, IFRS 9 allows to an entity to designate an instrument, that would otherwise have been classified in the ‘at amortized cost’ category, to be ‘at fair value’ if that designation eliminates or significantly reduces measurement or recognition inconsistencies.
.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The established category for equity instruments is at fair value through profit or loss, however, an entity may irrevocably opt for submit all fair value changes of equity instruments not held for trading in other comprehensive income. Only dividends received from these investments are reported in profit or loss.

In October 2010, the IASB issued further additions to IFRS 9. These bring forth the guidance for derecognizing financial instruments and most of the requirements for the classification and measurement of financial liabilities currently included within IAS 39. The additions include amortized cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statement of income, unless this creates an accounting mismatch. The remaining phases of the project, dealing with impairment of financial instruments and hedge accounting, have not yet been finalized.

IFRS 9, as well as its additions, shall be applied retrospectively for annual periods beginning on or after January 1, 2015. Earlier adoption is allowed. The Group has adopted IFRS 9 from July 1, 2011, as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The Group has presented all comparative figures in accordance with IFRS 9. The Group’s management has assessed the financial assets and liabilities held by the Group at the date of transition (July 1, 2011).

IFRS 10 “Consolidated Financial Statements”

On May 12, 2011 the IASB issued IFRS 10 “Consolidated Financial Statements” which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 “Consolidation - Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements” and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier application is allowed. The Group has adopted the standard from July 1, 2011.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

IFRS 11 “Joint Arrangements”

On May 12, 2011 the IASB issued IFRS 11 “Joint Arrangements” which provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is allowed. The Group has adopted the standard from July 1, 2011.

IFRS 12 “Disclosure of Interests in Other Entities”

On May 12, 2011 the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is allowed. The Group has adopted the standard from July 1, 2011.

IAS 27 (revised) “Separate financial statements”

On May 12, 2011, the IASB issued IAS 27 (revised). The revised standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The revisions are applicable for annual periods beginning on or after January 1, 2013. Earlier application is allowed. The Group has adopted the standard from July 1, 2011.

IAS 28 (revised) “Associates and joint ventures”

On May 12, 2011, the IASB issued IAS 28 (revised). The revised standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The revisions are applicable for annual periods beginning on or after January 1, 2013. Earlier application is allowed. The Group has adopted the standard from July 1, 2011.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

           Changes in IFRS 1: ‘First-time adoption of International Financial Reporting Standards’

On May 17, 2012, the IASB issued an amendment to IFRS 1 "First-time adoption of International Financial Reporting Standards" as part of its 2009-2011 cycle of annual improvements. The amendment clarifies that the entity may choose to adopt IAS 23 “Borrowing Costs” whether as from the date of transition or an earlier date. As from the date the entity adopts IAS 23, interest costs pursuant to the Argentine Accounting Standards are not reclassified. The revisions are applicable for annual periods beginning on or after January 1, 2013. Earlier application is allowed. The Group has adopted the standard from July 1, 2011.

1.3.	Scope of consolidation

(a) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

IFRS 3 “Business combination” allows up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

The Group recognizes any non-controlling interest in the acquire on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquire’s net assets.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The excess of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement as “Gains on bargain purchases”.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. The majority of subsidiaries have the same year-end as the Group’s, however, a small number of subsidiaries have non-coterminous year-ends. In these circumstances, special-purpose financial statements prepared as of June 30 of each year are used for purposes of the Group consolidation.

The Group conducts its business through several operating and holding subsidiaries. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held directly by the Group and the proportion of ownership interests held equals to the voting rights held by the Group. The country of incorporation or registration is also their place of business. Subsidiaries are shown in alphabetical order.

			June 30, 2012			July 1, 2011
Name of the entity	Place of business / country of incorporation	Principal activities (*)	% of ownership interest held by the Group		% of ownership interest held by the NCI	% of ownership interest held by the Group		% of ownership interest held by the NCI
Direct equity interest:
Apsamedia S.A.	Argentina	Consumer financing and advertising (**)	100%	(1)	-	100%	(1)	-
Arcos del Gourmet S.A.	Argentina	Real estate	88.185%	(1)	11.815%	80.00%	(1)	20.00%
Conil S.A.	Argentina	Real estate	100%	(1)	-	100%	(1)	-
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	(1)	46.32%	53.68%	(1)	46.32%
Fibesa S.A.	Argentina	Real estate	99.999%	(1)	0.001%	99.999%	(1)	0.001%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	(1)	20.00%	80.00%	(1)	20.00%
Shopping Neuquén S.A.	Argentina	Real estate	98.14%	(1)	1.86%	98.14%	(1)	1.86%
Holding:
Torodur S.A.	Uruguay	Investment	100%	(1)	-	100%	(1)	-

(*)	The company engaged mainly in the “investment” business is essentially an investment company without material assets and liabilities other than its respective equity holdings in operating companies.
(**)	Consumer financing is a residual business.
(1)	Direct control

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The total non-controlling interest for the years ended June 30, 2012 and July 1, 2011 are Ps. 148,647 and Ps. 136,836, respectively. The following non-controlling interests are considered material to the Group:

	Equity attributable to NCI
Subsidiary	June 30, 2012	July 1, 2011
Panamerican Mall S.A.	122,883	116,623
Emprendimiento Recoleta S.A.	23,392	21,024

The non-controlling interests for the remaining subsidiaries with non-controlling interests aggregate Ps. 2,372 and Ps. (811) as of June 30, 2012 and July 1, 2011, respectively. None of these subsidiaries have non-controlling interests which are individually considered material to the Group.

Summarized financial information on subsidiaries with material non-controlling interests and other information are included in Note 6.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is to say, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c)	Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

(d)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post- acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments in name of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit / (loss) of an associate’ in the income statement.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Summarized financial information and other information for significant associates are included in Note 8.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

(e)	Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income in the income statement and in other comprehensive income respectively.

When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to ‘share of profit/ (loss) of an associate and joint venture’ in the income statement.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

Summarized financial information and other information for significant joint ventures are included in Note 7.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.4.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, is responsible for allocating resources and assessing performance of the operating segments. The operating segments are described in Note 5.

1.5.	Foreign currency translation

 (a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Argentine Pesos, which is the Group’s presentation currency.

(b)	Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented net in the statement of income within finance costs and finance income, as appropriate, unless they are capitalized as explained in Note 1.20.

1.6        Investment properties

Investment properties are those properties owned by the Group that are held either to earn long-term rental income or for capital appreciation and that are not occupied by The Group for its own operations. Properties occupied by associates or joint ventures are accounted for as investment properties in the consolidated financial statements. Investment property also includes properties that is being constructed or developed for future use as investment property. The Group also classifies land whose future use has not been determined yet as investment property.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

When a property is being partially owner-occupied, with the rest being held for rental income or capital appreciation, the Group accounts for the portions separately. The portion that is owner-occupied is accounted for as property, plant and equipment under IAS 16 “Property, Plant and Equipment” and the portion that is held for rental income or capital appreciation, or both, is treated as investment property under IAS 40 “Investment Property”.

The Group’s investment properties primarily comprise the Group’s portfolio of shopping centers and offices, certain property under development and undeveloped land.

Investment property is measured initially at cost. Cost comprises the purchase price and directly attributable expenditures, such as legal fees, certain direct taxes, and in the case of properties under construction, the capitalization of financial.

When the Group makes payments to third-party agents for services in connection with negotiating lease contracts with the Group’s lessees, these letting fees are capitalized within the carrying amount of the related investment property and amortized over the lease term.

Borrowing costs associated with properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized as from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment in the short term but only when activities necessary to prepare the asset for redevelopment are in progress.

The Group has adopted the cost model for all of its investment properties. Therefore, at the date of each statement of financial position, investment properties are carried at amortized cost, less impairment losses, if any. Under the cost model, an investment property is impaired if its carrying amount exceeds its recoverable amount. Where individual components of an item of investment property have different useful lives, they are accounted for as separate items, which are depreciated separately. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. These costs may include the cost of improving or replacing parts that are eligible for capitalization. The carrying amount of the replaced part is derecognized.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment at the commencement of owner occupation. An item of owner-occupied property is reclassified to investment property when its use has changed and owner-occupation ceases. Where an investment property undergoes a change in use, evidenced by commencement of development with a view to sale, the property is transferred to trading properties.

Transfers in and out of the respective categories as described above do not change the carrying amount of the properties transferred, and they do not change the cost of the properties for measurement or disclosure purposes.

Land and property under constructions are not depreciated. Depreciation of the remaining investment properties is calculated, based on a component approach, using the straight-line method over the estimated useful life of each component, as follows:

Shopping centers portfolio	Between 16 and 31 years
Office buildings portfolio	Between 12 and 30 years
Other rental properties portfolio	Between 17 and 55 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see Note 1.10).

Asset transfers, whether assets classified under investments properties are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a)   commencement of occupation of real property by the owner, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of owner occupation, where it is transferred from Property, plant and equipment to investment properties; or d) commencement of an operating lease transactions with a third party, where properties for sale is transferred to investment property.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (continued)

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. Gains or losses on disposals or retirements of investment properties are determined by comparing the net disposal proceeds and their carrying amounts at the date of disposal. The gains or losses are recognized in the statement of income and disclosed separately under the line item “Gains from disposal of investment property”. Proceeds from the sale of such property are accounted for when the material risks and benefits have been transferred to the purchaser. As for unconditional agreements, proceeds are accounted for generally when title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, the sale is accounted for where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present.  The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method.

1.7.	Property, plant and equipment

This category primarily comprises, buildings or portions of a building used for administrative purposes, computers, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

All property, plant and equipment (PPE) are stated at historical cost less depreciation and accumulated impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

The financial costs are directly attributable incurred for the purpose of acquiring, constructing or producing a qualifying PPE are capitalized as part of its cost. A qualifying PPE is an asset that necessarily takes a substantial period of time to get ready for its intended use. Financial costs are capitalized during the period of construction or production of the eligible asset; such capitalization ceases once the necessary activities for the asset to have the intended use have been completed, or else capitalization is suspended while construction activity is suspended.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives, as follows:

Other buildings and facilities	Between 20 and 50 years
Furniture and fixtures	Between 3 and 10 years
Machinery and equipment	10 years
Vehicles	5 years
Others	3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount (see Note 1.10)

Gains from the sale of these assets are recognized when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

Gains and losses on disposals are determined by comparing the proceeds, net of direct expenses related to those proceeds, with carrying amount at the date of each transaction. Gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating income, net” in the income statement.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.8.	Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor:

Operating lease – properties leased out to tenants under operating leases are included in “Investment property” in the statement of financial position. See Note 1.26 for the recognition of rental income.

Finance lease – the Group does not have any assets leased out under finance leases.

A Group company is the lessee:

Operating lease – leases in which substantially all risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. Significant leases where the Group acts as lessee under operating leases mainly include principal offices.

Finance lease - leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Liabilities corresponding to finance leases, measured at discounted value, are included in current and non-current borrowings. Significant leases where the Group acts as lessee under finance leases include machinery and computer equipment.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.9.	Intangible assets

(a)	Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is initially measured as the difference between the fair value of the consideration transferred, plus the amount of non-controlling interest in the acquisition and, in business combinations achieved in stages, the acquisition-date fair value of the previously held equity interest in the acquisition; and the net fair value of the identifiable assets and liabilities assumed on the acquisition date.

At acquisition goodwill is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing (see Note 1.10). Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets, net” on the statement of financial position.

Goodwill may also arise upon investments in associates and joint ventures, being the surplus of the cost of investment over the Group’s share of the fair value of the net identifiable assets. Such goodwill is recorded within investments in associates or joint ventures.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment.

(b)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of 3 years.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software product so that it will be available for use; (ii) management intends to complete the software product and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it can be demonstrated how the software product will generate probable future economic benefits; (v) adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and (vi) the expenditure attributable to the software product during its development can be reliably measured.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives, which does not exceed 3 years.

(c)	Rights of use

The Group acquired certain rights to exploit land and facilities. These rights primarily comprise the right to exploit the land and attached buildings and facilities known as Arcos del Gourmet (“Arcos”).

The Arcos land and attached facilities is owned by ADIF, a governmental agency created for the management of certain state property, particularly assets pertaining to the railway system. The Arcos are the old warehouse and adjacent spaces below the tracks of the San Martin railway lines. The Group intends to develop an open air shopping project comprising shops, restaurants, cultural spaces and other facilities. The right was acquired as part of the Arcos acquisition and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over the period in which the economic benefits of use accrue. The right of use of the Arcos will start to accrue economic benefits once construction works are completed. The Group must pay ADIF a fee on a monthly basis.

1.10.	Impairment of assets

(a)	Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. In order to determine whether any impairment loss should be recognized, the book value of cash-generating units or cash generating unit groups is compared against its recoverable value. Net book value of cash-generating units and cash generating unit groups include goodwill and assets with limited useful life (such as, investment properties, property, plant and equipment, intangible assets and working capital net).

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period.

Recoverable amount of the cash-generating unit is the higher of fair value less costs-to-sell and value-in-use. The fair value is the amount at which a cash-generating unit may be sold in a current transaction between unrelated, willing and duly informed parties. Value-in-use is the present value of all estimated future cash flows expected to be derived from cash-generating units or cash-generating unit groups.

(b)	Property, plant and equipment, investment property and finite-life intangible assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment, investment property and finite-life intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. When the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Assets or cash-generating units that have suffered an impairment loss are revised as of each balance sheet date to assess a potential reversal of such impairment. The impairment loss recognized in prior fiscal years may only be reversed if there has been a change in the estimates used to assess the recoverable value of assets or the cash-generating unit since the recognition of the impairment loss.

Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.11.	Trading properties

Trading properties comprises those properties either intended for sale or in the process of construction for sale. Trading properties are carried at the lower of cost and net realizable value. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at their cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and net realizable value.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

Borrowing costs incurred for the purpose of acquiring, constructing or producing a qualifying PPE are capitalized as part of its cost. A qualifying PPE is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized while acquisition, construction or production is actively underway and cease once the asset is substantially complete or suspended if the development of the asset is suspended.

Net realizable value is the estimated selling price in the ordinary course of business less costs to complete redevelopment and selling expenses. If the net realizable value is lower than the carrying amount, a write-down is recognized for the amount by which the carrying amount exceeds its net realizable value. Write-downs are reversed when circumstances that caused the write-down cease to exist, or when net realizable value increases.

1.12.	Inventories

Inventories primarily comprise consumable supplies.

Consumable supplies are measured at the lower of cost or net realizable value. The cost of consumable supplies is determined using the weighted average cost method.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.13.	Financial instruments

(a)	Classification

The Group has adopted IFRS 9 in advance as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows.

Accordingly, the Group classifies its financial assets in the following categories: those to be measured subsequently at fair value, and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt or an equity instrument.

Debt instruments

(i) Financial assets at amortized cost

A debt instrument is classified as ‘amortized cost’ only if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in the debt instrument are considered in determining whether the cash flows of the instrument are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

As of June 30, 2012 and July 1, 2011, the Group’s financial assets at amortized cost comprise cash and cash equivalents and trade and other receivables, net.

(ii) Financial assets at fair value through profit or loss

If either of the two criteria above is not met, the debt instrument is classified as ‘fair value through profit or loss’. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the statement of income.

As of June 30, 2012 and July 1, 2011 the Group’s financial assets at fair value through profit or loss comprise mutual funds, mortgage bonds, government bonds, public companies and interest in SGR.

Equity instruments

All equity instruments, which are not subsidiaries associate companies and joint venture of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss.

The Group decided to recognize changes in fair value of equity instruments through changes in profit or loss.

Changes in fair values and gains from disposal of equity investments at fair value through profit and dividends income are recorded within ”Financial results, net” in the statement of income.

(b)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date–the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or loss are expensed in the statement of income.

Gains/losses on debt instruments measured at amortized cost and not identified for hedging purposes are charged to income where the financial assets are derecognized or an impairment loss is recognized, and during the amortization process under the effective interest method.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

All equity investments, which are not subsidiaries, associate companies and joint venture of the Group, are measured at fair value.

The Group is required to reclassify all affected debt investments when and only when its business model for managing those assets changes.

(c)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) the can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

(d)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

1.14.	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used commodity future contracts, put and call options, foreign exchange contracts and interest rate swaps as deemed appropriate.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. To date the Group has not applied hedge accounting to any of its derivative financial instruments. Trading derivatives are classified as a current asset or liability on the statement of financial position. Gains and losses on derivatives are classified according to their nature. Gains and losses on other derivatives are classified within “Financial results, net”.

The fair values of financial instruments that are traded in active markets are computed by reference to market prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

1.15.	Foreign-currency convertible debt

Foreign currency denominated convertible debt that is settled by delivering a fixed number of the issuing entity own equity instruments in exchange for a fixed amount of foreign currency fails the ¨fixed-for-fixed¨ requirement. Accordingly, the Group classifies the entire instrument as a financial liability in accordance with IAS 32 “Financial instruments: Presentation” and subjects its recognition and measurement to the IFRS 9. The conversion option is an embedded derivative that is not clearly and closely related to the debt host instrument because the risks inherent in the derivative (equity risk) and the host are dissimilar. Therefore, the conversion option has been separated and classified as a derivative liability. The carrying value of the debt host contract at initial recognition is the difference between the consideration received and the fair value of the embedded derivative. The host foreign-currency debt is subsequently re-measured at amortized cost using the effective interest rate method and then retranslated at each reporting date using the closing exchange rate. Changes in the fair value of the embedded derivative are recognized in profit or loss for the period in which they arise under the line item “Financial results, net”.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.16	Trade and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

A provision of doubtful accounts is recorded when there is objective evidence that the Group may not be able to collect all receivables within their original payment term. Indicators of doubtful accounts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account.

In the case of larger non-homogeneous receivables, the impairment provision is calculated on an individual basis. When assessed individually, the Group records a provision for impairment which amounts to the difference between the value of the discounted expected future cash flows of the receivable  and its carrying amount, taking into account the existing collateral, if any. This provision takes into consideration the financial situation of the debtor, the resources, payment track-record and, if applicable, the value of collateral.

The Group collectively evaluates for impairment smaller-balance homogeneous receivables, which are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Group applies allowance factors, which in the judgment of management represent the expected losses over the life of the receivables. In determining those factors, the Group considers the following: (i) delinquencies and overall risk ratings, (ii) loss history and the general behavior of clients, (iii) trends in volume and terms of receivables, (iv) the experience and depth of the debtors’ management, (v) national and local economic trends, (vi) concentrations of credit by individual credit size and by class of receivable, (viii) quality of receivable review system, and (vii) the effect of other external factors.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the statement of income.

1.17.	Trade payables and other debts

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.18.	Tenant deposits

The Group generally obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits generally equivalent to one month of lease rentals. Such deposits are treated as both a financial assets and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (refer to Note 1.26 for the recognition of rental income). The deposits are subsequently measured at amortized cost.

1.19.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

1.20.	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

The Group capitalizes borrowing costs on qualifying investment properties, property, plant and equipment and trading properties.

1.21.	Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are not recognized for future operating losses.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized in the Statement of Income.

1.22.	Employee benefits

(a)	Pension plans obligations

The Group operates a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are due.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c)	Bonus plans

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.23.	Share-based payments

The Group operates an equity incentive plan, under which certain selected employees, directors and top management of the Company, IRSA and CRESUD have a right to matching shares of their respective employer companies, although they must hold their purchased shares and remain with the employer entity for a certain period of time.

The fair value of the equity settled awards is measured at the date of grant. Management measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations.

The fair value of the share-based payment is expensed and charged to income under the straight-line method over the vesting period in which the right to the equity instrument becomes irrevocable (“vesting period”); such value shall be based on the best available estimate of the number of equity instruments expected to vest. Such estimate shall be revised provided subsequent information available indicates that the number of equity instruments expected to vest differs from original estimates.

1.24.	Current and deferred income tax

Tax expense for the year comprises the charge for tax currently payable and deferred taxation. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Deferred income tax is recognized, using the deferred liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges within the applicable 10-year period, the Group recognizes the MPIT as a current or non-current receivable, as applicable, within “Trade and other receivables” in the statement of financial position.

1.25.	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.26.	Revenue recognition

Revenue from business activities carried out in the Group’s shopping centers primarily comprises rental income from shopping center properties leased out under operating leases, admission rights, commissions and revenues from various services provided to Group’s lessees.

Revenue from the sale of properties is recognized when: (a) material risks and benefits derived from title to property have been transferred; (b) the company does not retain any management function on the assets sold nor does it have any control whatsoever on such assets; (c) the amount of revenues and costs associated to the transaction may be measured on a reliable basis; and (d) the company is expected to accrue the economic benefits associated to the transaction.

Revenue from the provision of services is recognized when (a) the amount of revenue and costs associated to the services may be measured on a reliable basis; (b) the company is expected to accrue the economic benefits associated to the transaction, and (c) the level of completion of services may be measured on a reliable basis.

Investment property activities of the Group:

•	Shopping centers portfolio

Revenue primarily comprises rental income, service charges and other recoveries from tenants of the Group’s retail rental properties.

All lease agreements in Argentina are cancelable pursuant to Argentine Law 23,091 “Lease law” as amended by Law 24,808 “Lease Law”. Under this law, a lease is not cancelable within the first six months of the agreement, but provides that after that initial non-cancelable period, tenants may rescind agreements at any time upon giving prior written notice to lessors. Monetary penalties are not significant (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease).

IAS 17 provides that a non-cancelable lease is a lease that is cancelable only (a) upon the occurrence of some remote contingency, (b) with the permission of the lessor, (c) if the lessee enters into a new lease with the same lessor or (d) upon payment by the lessee of such an additional amount that, at inception of the lease, continuation of the lease is reasonably certain.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group has determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. The Group concluded that, even though a lease is cancelable under the law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. The Group reached this conclusion based on factors such as (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains), (iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group’s tenants only have stores in shopping centers with a few or none street stores.

Lessees of shopping centers are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Supplementary Rent”), which generally ranges between 4% and 10% of gross sales. Moreover, in accordance with agreements entered into for most locations, the Base Rent is subject to scheduled increases, typically between 7% and 12% per year over the term of the lease.

In addition, some lease contracts include provisions that set forth variable rent based on specific volumes of sales and other types of ratios.

Rental income from shopping center properties leased out under operating leases is recognized in the income statement on a straight-line basis over the term of the leases (‘rent averaging’). When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

Tenants in the Group’s shopping centers are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the statement of income under a straight-line basis over the term of the respective lease agreement.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group acts as its own leasing agent for arranging and closing lease agreements in its shopping center properties and consequently earns letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the statement of income on a straight-line basis over the term of the lease agreements.

Lease contracts also provide that common area service charges of the Group’s shopping centers are borne by the corresponding lessees, generally on a proportionally basis. These common area service charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping centers. The lessor is responsible for determining the need and suitability of incurring a common area service charge. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases.

Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Under the lease contracts entered into, lessees also agree to participate in collective promotion funds (“CPF”) to be used in advertising and promoting the Group’s shopping centers. Each lessee’s participation is generally calculated as a percentage of the monthly rent accrued. Revenue so derived is also included under rental income and services segregated from advertising and promotion expenses. Such expenses are charged to income when incurred.

On the other hand, revenue includes income from managed operations and other services such as car parking lots. Those revenues are recognized on an accrual basis as services are provided.

•	Office and other rental properties portfolio

Rental income from office and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid by tenant.

Rental income from office and other rental properties leased out under operating leases is recognized in the income statement on a straight-line basis over the term of the leases (‘rent averaging’). When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Contingent rents, are recorded as income in the periods in which they are collected. Rent reviews are recognized when such reviews have been agreed with tenants.

Lease contracts also provide that common area service charges of the Group’s shopping centers are borne by the corresponding lessees, generally on a proportionally basis. These common area service charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping centers. The Group acts as the management of rent properties. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases. The Group considered that it acts as a principal in these cases. The Group accrues reimbursements from tenants for recoverable portions of all these expenses as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Development property activities of the Group:

Revenue primarily comprises the proceeds from the sale of trading properties. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange).

The Group applies IFRIC 15 “Agreements for the Construction of Real Estate”. IFRIC 15 gives guidance as to which standard applies when accounting for the construction of real estate; that is IAS 11 “Construction Contracts” or IAS 18 “Revenue”. IFRIC 15 interprets that an agreement meets the definition of a construction contract under IAS 11 when the buyer is able to specify the major structural elements of the design of the property either before or during construction. Furthermore, IFRIC 15 interprets that an agreement is for the sale of goods under IAS 18 when construction takes place independently of the agreement and the buyer has only a limited ability to influence the design. The Group has assessed the nature of its agreements and determined that they are within the scope of IAS 18. As a result, the Group recognizes revenue from the sale of open market private homes and commercial units entirely at the point of legal completion in accordance with IAS 18.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. Sometimes, the Group also receives monetary assets (i.e. cash) as part of the transactions. The legal entitle together with all risks and rewards of ownership to the land are transferred to the developer upon sale. The Group generally requires the developer to issue surety insurances or to mortgage the land in favor of the Group as performance guarantee. In the event the developer does not fulfill its obligations, the Group forecloses the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

The Group determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of land are met at the time the transaction takes place. Revenue is then recognized at the fair value of the goods to be received (i.e. the residential apartments to be constructed), adjusted by the amount of cash received, if any. In exchange for the land given up, the Group receives cash, if any, and an in-kind receivable. The in-kind receivable is initially recognized at fair value but is not subsequently remeasured. The in-kind receivable is classified as trading property in the statement of financial position.

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the significant risks and rewards are transferred to the buyer. This will normally take place when the deeds of title are transferred to the homebuyer.

However, the Group may market the residential apartments during construction or even before construction commences. In these situations, homebuyers generally surrenders a down payment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the unfulfillment of the developer's obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.27.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

1.28.	Earnings per share

Basic profit / (loss) per share is calculated by dividing the net profit / (loss) for the year attributable to equity holders of the parent by the weighted average number of common shares outstanding during the year. Diluted net profit / (loss) per share is computed by dividing the net profit / (loss) for the year by the weighted average number of common shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

In computing diluted profit / (loss) per share, income available to common shareholders used in the basic profit / (loss) per share calculation is adjusted to add back the after-tax amount of interest recognized in the year with respect to any debt convertible to common stock. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted profit / (loss) per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted profit / (loss) per share excludes potential common shares if their effect is anti-dilutive. The Group has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted profit / (loss) per share. See Note 34 for details.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.29.	Dividend distribution

Cash dividend distribution to the Group’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved.

As indicated in Note 27, the Group has been refunded dividends deposited with the Caja de Valores. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Trade and Other Receivables, if not forfeited.

2.	Acquisitions and disposals

Fiscal year ended as of June 30, 2012

Acquisition of Joint Ventures

Nuevo Puerto Santa Fe S.A.

On August 18, 2011, the Group, through APSA and Torodur, acquired the 50% of the capital stock of Nuevo Puerto Santa Fe S.A. (NPSF), an Argentine company that owns the usage and exploitation rights for a new shopping mall in the province of Santa Fe (“La Ribera Shopping”). The purchase price was USD. 4.5 million payable over equal and consecutive monthly installments as from February 2013.

Quality Invest S.A.

On May 30 2012, the Company acquired the whole interest that IRSA had in the equity of Quality Invest S.A., which amounts to 50% of the capital stock, for a total amount of USD 9.7 million, which has been fully paid as of June 30, 2012.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Acquisitions and disposals (Continued)

Investment in financial assets

Contribution to Don Mario S.G.R.

On June 29, 2012, the Group, through APSA, effectively made a contribution in the amount of Ps. 10 million to Don Mario S.G.R., a reciprocal guarantee company under Argentine law. The SGRs are legal entities created for promoting financing for the small and medium business (PYMEs) and for reactivating national economy. SGRs are funded through the contributions of investors who, in turn, obtain tax benefits. The SGRs act in their capacity of guarantors for PYMES in relation to the borrowings they receive from financial institutions. The funds received are generally invested in fixed-term deposits by the SGRs. The Group has received five shares with a nominal value of Ps.0.005. These shares are symbolic and merely represent the Group’s rights in the investment. These shares do not grant control or significant influence over the entity’s activities. APSA must maintain the investment in the SGR for a period of 2 years in order to make use of the tax benefit.

Purchase of Non-Convertible Notes

On March 10, 2011 and June 21, 2012, the Group, through ERSA, acquired Cresud S.A.C.I.F. y A.’s Notes for USD 2.5 million and Ps. 13.74 million respectively.
Additionally, on June 21, 2012, the Group through PAMSA acquired Cresud S.A.C.I.F. y A.’s Notes for       Ps. 19.2 million.

Additional acquisition of non-controlling interest

Arcos del Gourmet S.A. (Arcos)

On September 7, 2011, the Group, through APSA, acquired additional shares representing 8.185% of its subsidiary Arcos for USD 4.5 million. The amount recorded of the non-controlling interest in Arcos at the acquisition date was Ps. 817 (representing 20% of the ownership interest). Consequently the Company, recognized an increase in non-controlling interest for an amount of Ps. 188 and a decrease in attributable equity of Ps.16,020. The result of the changes in Arcos’ ownership of equity interest in equity attributable to the to the Group's equity holders during the fiscal year is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	188
Price paid for the non-controlling interest	(16,208)
Reserve created due to the acquisition recognized in the parent’s equity	(16,020)

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management

Risk management principles and processes

The risk management function within the Group is carried out in respect of financial risks. Financial risks are risks arising from financial instruments to which the Group is exposed during or at the end of the reporting period. Financial risk comprises market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, liquidity risk and capital risk.

The Group’s diverse activities are exposed to a variety of financial risks in the normal course of business. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies.

The Group’s principal financial instruments comprise cash and cash equivalents, receivables, payables, interest bearing assets and liabilities, other financial liabilities, other investments and derivative financial instruments. The Group manages its exposure to key financial risks in accordance with the Group’s risk management policies.

The Group’s risk management policies are established to all its subsidiaries companies in order to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising Senior Management and a member of the Audit Committee, which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

(a)	Market risk management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities and equity securities price risks, to the extent that these are exposed to general and specific market movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

The examples of sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rate and changes in foreign currency rates.

Foreign exchange risk and associated derivative financial instruments:

The Group publishes its consolidated financial statements in Argentine Pesos but conducts business in many foreign currencies. As a result, the Group is subject to foreign currency exchange risk due to exchange rate movements, which affect the Group’s transaction. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The real estate activities of the Group’s subsidiaries are primarily located in Argentina where the Argentine Peso is the functional currency. A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (the Argentine Peso), thus not exposing the Group to foreign exchange risk. However, in the ordinary course of business, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US dollars. The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, by entering into different derivative instruments and/or by borrowing in foreign currencies. Exposure to other foreign currencies has not been significant to date.

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. As of June 30, 2012, the net monetary position of Group’s financial instruments denominated in US dollars amounts to Ps. 603,403 liability.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (continued)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso at year-end would decrease profit before income tax in an amount of Ps. 60,340 for the years ended June 30, 2012. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statement of income.

This sensitivity analysis provides only a limited, point-in-time view of the sensitivity of the foreign exchange risk associated with Group’s financial instruments. The actual impact of the foreign exchange rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

The following table shows the Company’s US dollar-denominated net carrying amounts of its financial instruments broken down by the functional currencies in which the Company operates. Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The amounts are presented in Argentine Pesos, the presentation currency of the Company:

Net monetary position Liability
Functional currency	June 30, 2012
Argentine Peso	(603,403)
Total	(603,403)

 Interest rate risk:

The Group is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

The primary objective of the Group’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Group diversifies its portfolio in accordance with the limits set by the Group. The Group maintains a portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (continued)

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, the Group’s investment income may fall short of expectations or the Group may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. As of June 30, 2012, the Group has not utilized derivative financial instruments to hedge interest rate risk on investments; however, the Group may employ hedging strategies in the future if deemed appropriate.

As the Group’s investments on this type of financial instruments subject to this risk are not significant, changes in market interest rates do not have any significant direct effect on the Group’s income.

The Group’s interest rate risk principally arises from long-term borrowings (Note 22). Borrowings issued at variable rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair value of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

The Group manages its cash flow interest rate risk exposure by different hedging instruments, including but not limited to interest rate swap, depending on each particular case. For example, interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates or vice-versa.

The interest rate risk policy is approved by the Board of Directors. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternative financing sources. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run only for liabilities that represent the major interest-bearing positions. Trade payables are normally interest-free and have settlement dates within one year. The simulation is done on a regular basis to verify that the maximum potential loss is within the limits set by management.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (continued)

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the borrowings (excluding finance leases). All amounts are shown in thousands of Argentine Pesos, the Group’s presentation currency:

Rate per currency	June 30, 2012
Fixed rate:
Argentine Peso	-
US Dollar	702,930
Subtotal fixed-rate borrowings	702,930
Variable rate:
Argentine Peso	32,173
US Dollar	-
Subtotal variable rate borrowings	32,173
Accrued interest	8,796
Total borrowings as per analysis	743,829
Finance leases	1,213
Total borrowings as per statement of financial position (i)	745,112

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the year ended June 30, 2012 in Ps. 0.3 million. A 1% decrease in floating rates would have an equal and opposite effect on the statement of income.

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of the interest rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Other price risk

The Group is exposed to equity securities price risk because of investments held in entities that are publicly traded (TGLT), which are classified on the consolidated statement of financial position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements. As of June 30, 2012, the total value of the investment in equity securities equals to Ps. 65 millions.

The Group estimates that, other factors being constant, a 10% decrease in equity indexes at year-end would decrease profit before income tax for the year ended June 30, 2012 in Ps. 6.5 millions. A 10% increase in equity indexes would have an equal and opposite effect on the statement of income.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (continued)

(b)	Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group.

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables. Credit risk is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk.

The Group’s policy is to manage credit exposure to deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high quality credit. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statement of financial position.

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counterparty. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that the Group has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

The Group’s policy is to manage credit risks associated with trade and other receivables within defined trading limits. All Group’s significant counterparties have internal trading limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping centers, office and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). The Group has a large customer base and is not dependent on any single customer.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (continued)

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 94.9% and 77.1 % of the Group’s total trade receivables as of June 30, 2012 and July 1, 2011, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, office and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If customers are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties.

On the other hand, property receivables related to the sale of trading properties represent 1% and 2% of the Group’s total trade receivables as of June 30, 2012 and July 1, 2011, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

(c)	Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statement of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

The Group monitors its current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (continued)

The Group’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with Group’s needs, by spreading the repayment dates and extending facilities, as appropriate.

The tables below show financial liabilities, including Group’s derivative financial liabilities groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the projected interest rates implied by yield curves at the reporting date.

At June 30, 2012	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	156,048	476	-	268	877	157,669
Borrowings (excluding finance lease liabilities)	114,318	98,148	193,002	42,268	600,115	1,047,851
Finance leases	893	107	107	107	107	1,321
Total	271,259	98,731	193,109	42,643	601,099	1,206,841

At July 1, 2011	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	140,733	1,770	777	-	-	143,280
Borrowings	108,955	51,328	51,285	175,221	583,130	969,919
Total	249,688	53,098	52,062	175,221	583,130	1,113,199

(d)	Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 22. The Group’s equity is analyzed into its various components in the statement of changes in equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (continued)

The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e. debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity in assets by taking out insurance.

The Group’s strategy is to maintain key financing metrics (net debt to total equity ratio or gearing and debt ratio) in order to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details a number of the Group’s key metrics in relation to managing its capital structure. The levels of these metrics are within the ranges established by the Group’s strategy.

	June 30, 2012	July 1, 2011
Gearing ratio (i)	47.49%	48.08%
Debt ratio (ii)	47.42%	46.89%

(i)	Calculated as total debt (including current and non-current borrowings) divided by total capital (including equity plus total debt). Share of joint ventures is not considered in the calculation.

(ii)	Calculated as total debt divided by total properties and investments (including trading properties and property investments). Share of joint ventures is not considered in the calculation.

(e)	Other non-financial risks

Property risk:

There are several risks affecting the Group’s property investments. The composition of the Group’s property portfolio including asset concentration and lot size may impact liquidity and relative property performance. The Group has a large multi-asset portfolio and monitors its concentration and average investment property lot size.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (continued)

A change in trends and economic conditions causes shifts in customer demands for properties with impact on new lettings, renewal of existing leases and reduced rental growth. Also changes increase risk of tenant insolvencies. The Group conducts several actions to mitigate some of these risks whenever possible. The variety of asset types and geographical spread as well as a diversified tenant base, with monitoring of tenant concentration, helps mitigating these risks.

The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people, the level of sales of each shopping center rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Argentine Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

Risks associated with development properties activities include the following:  the potential abandonment of development opportunities; construction costs exceeding original estimates, possibly making a project uneconomical; occupancy rates and rents at newly completed projects may be insufficient to make the project profitable. On the other hand, the Group could not obtain financing on favorable terms for the development of the project; construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and the Group could not obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permission and authorizations; preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions; prices for residential units may be insufficient to cover development cost. The Group also takes several actions to monitor these risks and respond appropriately whenever it is under its control. The Group has in-house property market research capability and development teams that monitor development risks closely. The Group generally adopts conservative assumptions on leasing and other variables and monitors the level of committed future capital expenditure on development programs relative to the level of undrawn facilities.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates

The Group’s significant accounting policies are stated in Note 1. Not all of these significant accounting policies require management to make subjective or complex judgments or estimates. The following section is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimation involved in their application and their impact on the consolidated financial statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

4.1.           Critical accounting estimates and assumptions

(a)	Business combinations – purchase price allocation

 The acquisition of subsidiaries is accounted for using the purchase method. Accounting for business combinations requires the allocation of the Group’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. These assumptions may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

(b)	Impairment testing of goodwill and other non-current assets

As of the closing date, the Group reviews the carrying amounts of property, plant and equipment, intangible assets and investment property in order to identify if there are events or circumstances that indicate a decline in the recoverable amount of these assets.  The indications that must be taken into account in the analysis are, among other points, physical damage or significant changes to the manner in which the asset is used, worse than expected economic performance or a drop in revenues. When the asset does not generate independent cash flows from others assets, the Group estimates de recoverable value of the cash-generating unit to which the asset relates.

Goodwill is not amortized but it is tested for impairment on an annual basis, or more frequently if there is an indication of impairment. For the purposes of the impairment testing, goodwill is to be allocated since acquisition among each of the cash generating units or groups of cash generating units that are expected to benefit from the synergies of the respective business combinations, regardless of the allocation of other assets or liabilities owned by the acquired entity to these cash-generating units or groups of cash-generating units.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

If the recoverable value of an asset or cash-generating unit is lower than its carrying value, the carrying value of the asset or cash-generating unit is thus written down to its recoverable value.an impairment loss is recognized immediately in the statement of income.

Given the nature of the Group’s assets and activities, most of its individual assets do not generate cash flows independently from the cash-generating units. Therefore, the Group estimates the recoverable value of the cash-generating unit for the purposes of the impairment test. Each business center, office building and undeveloped property is generally considered as an independent cash-generating unit.

There was no indication of impairment for any of the reported years. Therefore, the Group carried out impairment tests only on such cash-generating units to which goodwill was allocated. As of June 30, 2012 and as of the transition date, July 1, 2011, goodwill was allocated to only one CGU, which is immaterial.

The Group carried out the impairment test on this CGU on the basis of its fair value less the cost of sale and concluded that no impairment should be recognized on the value of these assets for any of the reported years.

The fair value less the cost of sale of the CSUs in the segments "Business Centers" and "Offices and other property for rent" is assessed by applying the discounted cash flow model. The Group uses the fair value of investment property estimated by independent appraisers. The involvement of an independent appraiser is mandatory according to Resolution No. 576/10 of the Argentine Securities Commission.

Under the discounted cash flows model, independent appraisers estimate net future cash flows based on the prevailing terms and conditions of rental contracts or otherwise and, where practicable, based on external information, such as, the rent paid in the marketplace for similar property with similar conditions and location. This estimate also considers the discount rates that reflect the market assessments regarding uncertainties in terms of the cash flow amount and timing. Any inaccuracy in the most sensitive assumptions used by the appraisers may result in differences in the fair value of the Group’s property. The amount of net future cash flows was estimated based on the specific features of each property (including but not limited to location, sales, occupation and turnout), the agreements in force, market information and future forecasts as of the valuation date. Net income forecasts, revenues growth rates and discount rates are among the most important assumptions used in the valuation.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

The valuation of the CGUs included in the segment "Sales and Developments" was determined by applying a sales comparison approach. Under this model, the sale price of comparable property located nearby is adjusted by the differences in the most significant features of such property, such as, size and condition. The most relevant data included in this method is the price per square meter.

Management believes these assumptions are conservative and that any reasonable change in the same would not increase the book value of this CGU so as to exceed its recoverable value.

(c)	Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at statement of financial position.

(d)	Allowance for trade receivables

As described on Note 15, the Group makes some estimation in order to calculate the provision of doubtful accounts. If the amount estimated differs to the present value, actual write-offs would be more/less than expected.

4.2.           Significant judgments in the application of Group’s accounting policies

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the overall provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

In assessing the realizability of deferred tax assets, the Group considers whether it is probable that some portion or all of the deferred tax assets will not be realized. In order to make this assessment, Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. See details on Note 25.

5.	Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the CODM for these purposes.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•
The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is ten per cent or more of the combined revenue, internal and external, of all operating segments;

•	The absolute amount of its reported profit or loss is ten per cent or more of the greater, in absolute amount, of:

o	the combined reported profit of all operating segments that do not report a loss; and

o	the combined reported loss of all operating segments that report a loss.

•	Its assets are ten per cent or more of the combined assets of all operating segments.

As well as this, the operating segments that do not meet any of the quantitative thresholds can be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75 per cent of the total Group’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75 per cent of the Group’s consolidated external revenue is included in reportable segments. Once the 75 per cent of the Group’s consolidated external revenue is included in reportable segments, the remaining operating segments are aggregated in the ‘All other segments’ column.

The Group operates in an area of Investment and Development Properties business which is comprised of four reportable segments:

•	The “Shopping Centers” Segment includes the operating results of the Group’s shopping centers portfolio principally comprised of lease and service revenues from tenants.

•
The “Offices and Others” Segment includes the operating results of the Group’s lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

•	The “Sales and Development” Segment includes the operating results of the sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance.

•	The “Financial operations and others” Segment primarily includes the financial activities carried out by the associate Tarshop S.A. and Apsamedia’s financial operations.

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2012:

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

	June 30, 2012
	Urban Properties			Investments
	Shopping Centers	Offices and Others	Sales and development	Financial operations and other	Total urban and Investment Properties
Revenue	1,334,023	12,673	32,171	4,836	1,383,703
Costs	(613,018)	(7,625)	(10,610)	(405)	(631,658)
Gross Profit	721,005	5,048	21,561	4,431	752,045
General and administrative expenses	(59,606)	-	(57)	(296)	(59,959)
Selling expenses	(40,248)	(483)	(1,581)	(1,770)	(44,082)
Other operating (expense) income, net	(21,613)	-	-	736	(20,877)
Operating Profit	599,538	4,565	19,923	3,101	627,127
Share of profit of associates and joint ventures	-	-	-	4,999	4,999
Segment Profit	599,538	4,565	19,923	8,100	632,126

Investment property, net	1,521,748	142,334	-	-	1,664,082
Property, plant and equipment, net	15,989	1,496	-	-	17,485
Trading property	-	-	39,346	-	39,346
Goodwill	506	-	-	-	506
Inventories	10,394	-	-	-	10,394
Investments in associates	-	-	-	36,600	36,600
Operating assets	1,548,637	143,830	39,346	36,600	1,768,413

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

The shopping center properties of the Group are all located in Argentina, the country of domicile of the Group. The Group’s offices and other non-retail properties are all located in Argentina. The Group’s trading properties are also located in Argentina.

The operating income from the joint businesses Nuevo Puerto Santa Fe and Quality Invest has been reported under the proportional consolidation method. Under this method, the income/loss generated by joint businesses is reported in the income statement line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the income statement. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of the business as a whole.

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements, except for the Group’s share of profit or loss of joint ventures as discussed in the segment tables above. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

The following tables present a reconciliation between the total results of operations as shown in the column "Total" and the results of operations as per the statement of income. The adjustments are related to the presentation of the results of operations of the joint ventures on an equity-accounted basis according to IFRS and income statement purposes.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

	June 30, 2012
	As per Total Segment Information	Adjustment for share of profit/ (loss) of joint ventures	As per Statement of Income
Revenue	1,383,703	(6,300)	1,377,403
Costs	(631,658)	3,696	(627,962)
Gross Profit	752,045	(2,604)	749,441
General and administrative expenses	(59,959)	494	(59,465)
Selling expenses	(44,082)	706	(43,376)
Other operating income, net	(20,877)	61	(20,816)
Profit from Operations Before Share of Profit / (Loss) of Associates and Joint Ventures	627,127	(1,343)	625,784
Share of profit / (loss) of associates and joint ventures	4,999	(1,241)	3,758
Profit from Operations Before Financing and Taxation	632,126	(2,584)	629,542

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

June 30, 2012
Total reportable assets as per Segment Information	1,768,413
Investment Properties	(110,288)
Investment in joint ventures	77,855
Total assets as per the Statement of Financial Position	1,735,980

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries which are listed in Note 1.3. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

Summarized statement of financial position

See note 7 to the Unaudited Condensed Interim Consolidated Financial Statements for information about the summarized statement of financial position of significant subsidiaries with non-controlling interests.

Summarized statement of income and statement of comprehensive income

	PAMSA	ERSA
Revenue	168,013	36,651
Profit/ (loss) before income tax	63,634	18,979
Income tax expense	(22,334)	(6,888)
Profit / (loss) for the year	41,300	12,091
Profit / (loss) attributable to non-controlling interest	8,260	5,600
Dividends paid to non-controlling interest	-	-

Summarized cash flows

	PAMSA	ERSA
Net cash generated from operating activities	93,740	12,071
Net cash generated in investing activities	(53,173)	3,926
Net cash generated from financing activities	(12,614)	(5,124)
Net (decrease) / increase in cash and cash equivalents	27,953	10,873
Cash and cash equivalents at beginning of the year	486	6,519
Exchange gains (losses) on cash and cash equivalents	1,446	1,217
Cash and cash equivalents at end of the year	29,885	18,609

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about principal subsidiaries (Continued)

The information above is the amount before inter-company eliminations.

Restrictions, commitments and other matters in respect of subsidiaries

Arcos del Gourmet

The Group committed with the Government of the City of Buenos Aires to execute the works for Arcos del Gourmet S.A. within two years. The amount of committed works totals USD 35.0 million.

Shopping Neuquén

The Group entered into an agreement with the Municipality of Neuquén whereby it agreed to build all the Shopping Center in a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes

7.	Interests in joint ventures

As of June 30, 2012, the joint ventures of the Group are Nuevo Puerto Santa Fe and Quality Invest S.A. The shares in these joint ventures are not publicly traded.

As of July 1, 2011, the Group did not have joint venture´s investments.

See the evolution of the investments in joint ventures in Note 8 to the Unaudited Condensed Interim Consolidated Financial Statements.

Set out below are the joint ventures of the Group, as of June 30, 2012:

			% of ownership interest held
Name	Place of business/ country of incorporation	Nature of the relationship	June 30, 2012	July 1, 2011
Nuevo Puerto Santa Fe	Argentina	(i)	50%	-
Quality Invest	Argentina	(ii)	50%	-

(i)
Nuevo Puerto Santa Fe (“NPSF”) is a joint venture of the Group and Grainco, Argentina society. Investment in NPSF includes the right to use and operate a shopping center in the port of the city of Santa Fe, Province of Santa Fe (“La Ribera Shopping”.)

(ii)	Quality Invest S.A. is a joint venture between the Company and EFESUL, Argentina society. The industrial plant is located in San Martin, Province of Buenos Aires.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures (continued)

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

Summarized statement of financial position

	June 30, 2012
	NPSF	Quality	Total
Assets
Total non-current assets	13,960	140,385	154,345
Total current assets	27,005	2,192	29,197
Total assets	40,965	142,577	183,542
Liabilities
Total non-current liabilities	7,076	38,904	45,980
Total current liabilities	4,195	36,200	40,395
Total liabilities	11,271	75,104	86,375
Net assets	29,694	67,473	97,167

Summarized statement of comprehensive income

	June 30, 2012
	NPSF	Quality	Total
Revenue	15,606	16,343	31,949
Depreciation and amortization	(2,517)	(2,236)	(4,753)
Interest income	308	-	308
Interest expense	(1,945)	(7,364)	(9,309)
Income tax expense	(786)	(2,243)	(3,029)
Profit/ (loss) for the period	1,316	(6,451)	(5,135)
Other comprehensive income	-	-	-
Total comprehensive income for the period	1,316	(6,451)	(5,135)
Dividends received from the joint ventures	-	-	-

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies and fair value adjustments made at the time of the acquisition.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures (continued)

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in material joint ventures is as follows:

	June 30, 2012
	NPSF	Quality	Total
Net assets at the end of the year	29,694	67,473	97,167
Interest held	50%	50%
Goodwill	1,323	3,911	5,234
Higher value	4,331	19,703	24,034
Carrying value at the end of the year	20,504	57,351	77,855

Restrictions, commitments and other matters in respect of joint ventures

Quality Invest

On March 2011 Quality Invest S.A., subscribed an agreement of purchase for the property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter “Nobleza”) located in San Martin, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. The purchase price was agreed on USD 33 million, and payment was made as per the following detail: USD 9.9 million have already been paid, and the balance of USD 23.1 million will be cancelled in three equal and consecutive annual installments, plus interests at a 7.5% nominal annual rate calculated on outstanding balances. In guarantee, Quality constituted in favor of Nobleza a first-grade privilege mortgage on the real estate. At the same time, Quality subscribed a lease agreement with Nobleza, by means of which Nobleza will rent the property for a maximum term of 36 months. On April, 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. The National Antitrust Commission stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. As of June 30, 2012 the appeal is still pending resolution.

There are no contingent liabilities relating to the Group´s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves.

8.	Interests in associates

As of June 30, 2012, and July 1, 2011, the associate of the Group is Tarshop S.A.

Tarshop S.A. (“Tarshop”) is primarily engaged in credit card and loan origination activities. Its registered office is in Argentina. The Group’s ownership interest for all presented periods is 20%.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in associates (Continued)

See the evolution of investments in Associates in Note 9 of the Unaudited Condensed Interim Consolidated Financial Statements.

Set out below is the summarized financial information for the associate:

Summarized statement of financial position

	Tarshop
	June 30, 2012	July 1, 2011
Assets
Non-current assets	198,122	136,892
Current assets	883,525	802,829
Total assets	1,081,647	939,721
Liabilities
Non-current liabilities	37,522	91,269
Current liabilities	850,081	676,095
Total liabilities	887,603	767,364
Net assets	194,044	172,357

Summarized statement of comprehensive income

Tarshop
June 30, 2012
Revenue	21,687
Profit for the period	21,687
Other comprehensive income	-
Total comprehensive income for the period	21,687
Dividends received from the associate	-

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts).

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in associates (Continued)

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in material associates is as follows:

Tarshop
June 30, 2012
Net assets at begging of the year	172,357
Profit for the year	21,687
Net assets at end of the year	194,044
Interest held	20%
Intergroup transactions	(2,209)
Carrying value at end of the year	36,600

9.	Investment properties

Changes in the Group’s investment properties for the year ended June 30, 2012 were as follows:

	Shopping center portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At July 1, 2011
Cost	2,318,447	146,309	39,980	20,591	2,525,327
Accumulated depreciation	(958,804)	(11,610)	-	-	(970,414)
Net book amount	1,359,643	134,699	39,980	20,591	1,554,913
Year ended June 30, 2012
Opening net book amount	1,359,643	134,699	39,980	20,591	1,554,913
Additions	34,855	2,388	40,114	22,340	99,697
Transfers	2,101	(2,101)	-	-	-
Disposals of unused assets	(669)	-	-	-	(669)
Capitalized borrowing costs	-	-	-	1,516	1,516
Depreciation charge (i) (Note 30)	(97,913)	(3,750)	-	-	(101,663)
Closing net book amount	1,298,017	131,236	80,094	44,447	1,553,794
At June 30, 2012
Cost	2,354,734	146,596	80,094	44,447	2,625,871
Accumulated depreciation	(1,056,717)	(15,360)	-	-	(1,072,077)
Net book amount	1,298,017	131,236	80,094	44,447	1,553,794

(i) Depreciation charges of investments property were included in “Costs” in the statement of income (Note 30)

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Investment properties (Continued)

The following amounts have been recognized in the statement of income:

June 30, 2012
Rental and service income	1,340,396
Direct operating expenses	(617,545)

Properties under development as of June 30, 2012 mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A.

Borrowing costs were capitalized at the weighted average rate of its general borrowings from 13.35% to 14.26%.

Certain of the Group’s investment property assets have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group´s investment properties as of June 30, 2012, and July 1, 2011 is as follows:

	June 30, 2012	July 1, 2011
Undeveloped land in Caballito (ii)	36,889	36,889
Soleil Factory shopping center	81,173	75,391
Córdoba Shopping (i)	62,738	66,186
Total	180,800	178,466

(i)
A portion of the Córdoba Shopping center property is encumbered with an antichresis right as collateral for a debt amounting to Ps. 18.5 million. The debt matures is included in “Trade and other payables” in the statement of financial position.

(ii)
As regards the case "Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal", Case file No. 25,030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered,

As of June 30, 2012, and July 1 2011, the fair value of investment property amounts to Ps. 5,051,548 and Ps. 4,718,756 respectively.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2012 was as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1, 2011
Cost	10,968	40,094	23,978	291	56	75,387
Accumulated depreciation	(9,030)	(26,340)	(22,336)	(279)	-	(57,985)
Net book amount	1,938	13,754	1,642	12	56	17,402
Year ended June 30, 2012
Opening net book amount	1,938	13,754	1,642	12	56	17,402
Additions	1,482	2,338	3,199	-	-	7,019
Disposals	(33)	(448)	(72)	-	-	(553)
Depreciation charge (i) (Note 30)	(406)	(4,621)	(1,350)	(6)	-	(6,383)
Closing net book amount	2,981	11,023	3,419	6	56	17,485
At June 30, 2012
Cost	12,417	41,984	27,105	291	56	81,853
Accumulated depreciation	(9,436)	(30,961)	(23,686)	(285)	-	(64,368)
Net book amount	2,981	11,023	3,419	6	56	17,485

(i)	Depreciation charges of property, plant and equipment as of June 30, 2012, has been charged in “General and administrative expenses” and in “Group costs” in the statement of income, see Note 30.

Properties under development as of June 30, 2012 mainly comprise improvements being made on property included in this item.

During the year, borrowing costs were no capitalized.

None of the Group’s items of property, plant and equipment have been mortgaged to secure some of the Group’s borrowings.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Property, plant and equipment (continued)

Machinery and equipment includes the following amounts where the Group is a lessee under a finance lease:

June 30, 2012
Cost – capitalized finance leases	1,213
Accumulated depreciation	-
Net book amount	1,213

The Group leases computer equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years, and ownership of the assets lie within the Group (Note 26).

11.	Trading property

Changes in the Group’s trading properties for the year ended June 30, 2012 were as follows:

	Completed properties	Properties under development	Under developed sites	Total
At July 1, 2011	3,037	30,959	13,005	47,001
Additions	-	315	-	315
Transfers	(989)	-	(6,981)	(7,970)
At June 30, 2012	2,048	31,274	6,024	39,346

None of the Group’s trading property assets have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other payables.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2012 were as follows:

	Goodwill	Computer software	Rights of use	Others	Total
At July 1, 2011
Cost	506	13,604	20,873	907	35,890
Accumulated amortization	-	(12,535)	-	(610)	(13,145)
Net book amount	506	1,069	20,873	297	22,745
Year ended June 30, 2012
Opening net book amount	506	1,069	20,873	297	22,745
Additions	-	559	-	-	559
Amortization charges (i) (Note 30)	-	(721)	-	(82)	(803)
Closing net book amount	506	907	20,873	215	22,501
At June 30, 2012
Cost	506	14,163	20,873	907	36,449
Accumulated amortization	-	(13,256)	-	(692)	(13,948)
Net book amount	506	907	20,873	215	22,501

(i)	Amortization charges are included within “General and administrative expenses” in the statement of income. See Note 30.

13.	Inventories

See breakdown of Group´s inventories in Note 14 to the Unaudited Condensed Interim Consolidated Financial Statements.

The cost of inventories recognized as expense and included in “Group costs”.

14.	Financial instruments by category

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, tax receivables and payables in kind, the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Financial instruments by category (Continued)

Financial assets and financial liabilities as of June 30, 2012 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2012
Assets as per statement of financial position
Trade and other receivables, net (Note 15)	344,772	-	344,772	124,889	469,661
Investments in financial assets (Note 16)	38,739	111,326	150,065	-	150,065
Cash and cash equivalents (excluding bank overdrafts) (Note 18)	101,268	1,430	102,698	-	102,698
Total	484,779	112,756	597,535	124,889	722,424

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 19)	157,669	-	157,669	364,419	522,088
Borrowings (excluding finance lease liabilities) (Note 22)	743,899	-	743,899	-	743,899
Finance leases (Note 22)	1,213	-	1,213	-	1,213
Total	902,781	-	902,781	364,419	1,267,200

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Financial instruments by category (Continued)

Financial assets and financial liabilities as of July 1, 2011 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
July 1, 2011
Assets as per statement of financial position
Trade and other receivables, net (Note 15)	269,083	-	269,083	139,611	408,694
Investments in financial assets (Note 16)	10,321	95,331	105,652	-	105,652
Cash and cash equivalents (excluding bank overdrafts) (Note 18)	24,620	120,932	145,552	-	145,552
Total	304,024	216,263	520,287	139,611	659,898

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 19)	143,280	-	143,280	325,199	468,479
Borrowings (Note 22)	737,118	-	737,118	-	737,118
Total	880,398	-	880,398	325,199	1,205,597

Liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Financial instruments by category (Continued)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value	Total
June 30, 2012
Interest income (i)	12,937	-	-	-	12,937
Interest expense (i)	-	-	(68,249)	-	(68,249)
Foreign exchange gains/(losses) (i)	13,135	7,518	(67,904)	-	(47,251)
Fair value gains/(losses) on financial assets at fair value through profit or loss (i)	-	3,423	-	-	3,423
Gain from disposal of financial assets at fair value through profit or loss (i)	-	-	(1,050)	-	(1,050)
Net result	26,072	10,941	(137,203)	-	(100,190)

(i)	Included within “Financial results, net” in the statement of income.

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Group deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Financial instruments by category (Continued)

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level mainly comprise equity investments.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have any financial instrument to allocate in this level.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2012 and July 1, 2011 and their allocation to the fair value hierarchy:

	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	-	65,035	-	65,035
- Don Mario SGR	10,000	-	-	10,000
- Mutual funds	35,795	-	-	35,795
- Mortgage bonds	496	-	-	496
Total assets	46,291	65,035	-	111,326

	July 1, 2011
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	68,550	-	-	68,550
- Mutual funds	26,304	-	-	26,304
- Mortgage bonds	477	-	-	477
Total assets	95,331	-	-	95,331

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Financial instruments by category (Continued)

During year ended on June 30, 2012, investment in TGLT’s shares was transferred from Level 1 to Level 2.

When there are no available quoted prices in an active market, fair values are estimated considering the instrument’s market value at a previous date and by applying a penalty.

15.	Trade and other receivables, net

See breakdown of Group’s trade and other receivables, net and other receivables in Note 15 to the Condensed Interim Consolidated Financial Statements.

As of June 30, 2012, all non-current receivables are due within 4 years from the end of the reporting period.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	June 30, 2012	July 1, 2011
Argentine Peso	453,522	347,993
US Dollar	15,904	60,607
Other currencies	235	94
	469,661	408,694

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Trade and other receivables, net (Continued)

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 1.16. The Group’s trade receivables comprise several classes.

Due to the distinct characteristics of each type of receivables, an ageing analysis of past due unimpaired and impaired receivables are shown by type and class of material receivables to the Group as of June 30, 2012 and July 1, 2011:

	Past due
	Up to 3 months	3 to 6 months	Over 6 months	Not past due	Impaired	Total
Shopping leases and services	29,422	6,892	1,868	276,680	46,684	361,546
Office leases and services	2,046	41	10	-	22	2,119
Consumer financing
Credit card	-	-	-	2,580	9,813	12,393
Borrowings	-	-	-	192	3,407	3,599
Sale of properties	195	124	150	-	2,213	2,682
Total as of June 30, 2012	31,663	7,057	2,028	279,452	62,139	382,339
Shopping leases and services	1,347	21,886	1,673	194,079	45,131	264,116
Consumer financing
Credit card	627	-	-	571	17,320	18,518
Borrowings	608	-	-	11,665	44,659	56,932
Sale of properties	408	-	306	3,681	2,255	6,650
Total as of July 1, 2011	2,990	21,886	1,979	209,996	109,365	346,216

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping center, office represent 95.1 % and 76.3 % of the Group’s total trade receivables as of June 30, 2012, and July 1, 2011, respectively. The Group has a large customer base and is not dependent on any single customer. As of June 30, 2012 and July 1, 2011, leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six months are regularly monitored. To date, the Group has not experience credit issues with these new customers.

As of June 30, 2012, the Group provided for losses with respect to leases and services receivables for an amount of Ps. 9,428.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Trade and other receivables, net (Continued)

Consumer financing receivables:

Trade receivables related to the residual consumer loan and credit card origination activities of the Group represent only 4.2 % and 21.8 % of the Group’s total trade receivables as of June 30, 2012 and July 1, 2011.

As of June 30, 2012, the Group provided for losses with respect to consumer financing receivables for an amount of Ps. 3,412.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 0.7 % and 1.9 % of the Group’s total trade receivables as of June 30, 2012 and as of July 1, 2011, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. The credit risk on outstanding amounts is considered low.

There are no impaired receivables from the sale of properties.

See evolution of Group’s provision for impairment of trade receivables in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income in Note 30. Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above (Note 3).

16.	Investments in financial assets

See breakdown of Group’s investments in financial assets in Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

The maximum exposure to credit risk at the reporting date is the carrying value of the debt and equity investments.

Investments in financial assets are denominated in Argentine pesos.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Derivative financial instruments

There were no balances in concept of Group´s derivative financial instruments.

18.	Cash flow information

See breakdown of Group’s cash and cash equivalents in Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements for the six-month periods ended on December 31, 2012 and 2011.

19.	Trade and other payables

See breakdown of Group’s trade and other payables in Note 18 to the Unaudited Condensed Interim Consolidated Financial Statements.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:

	June 30, 2012	July 1, 2011
Argentine Peso	509,087	432,127
US Dollar	12,839	36,184
Other currencies	162	168
	522,088	468,479

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Payroll and social security liabilities

See breakdown of Group’s Payroll and social security liabilities in Note 19 to the Unaudited Condensed Interim Consolidated Financial Statements.

21.	Provisions

The Group is subject to several Argentine laws, regulations and business practices. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

See evolution of Group’s provisions per class and analysis of current and non-current provisions in Note 20 to the Unaudited Condensed Interim Consolidated Financial Statements.

Included within provisions are certain amounts the Group provided for labor and other proceedings.

22.	Borrowings

See breakdown of Group’s borrowings in Note 21 to the Unaudited Condensed Interim Consolidated Financial Statements.

As of June 30, 2012 and July 1, 2011, total borrowings include collateralized liabilities (seller financing and long-term borrowings) of Ps. 41,543 and Ps. 39,839, respectively. These borrowings are mainly collateralized by investment property.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Borrowings (Continued)

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	June 30, 2012	July 1, 2011
Fixed rate:
Less than 1 year	18,958	39,488
Between 1 and 2 years	1,902	-
Between 2 and 3 years	143,716	-
Between 3 and 4 years	-	130,515
Between 4 and 5 years	538,354	-
More than 5 years	-	487,225
	702,930	657,228
Variable rate:
Less than 1 year	32,173	54,837
	32,173	54,837
Do not accrue interest:
Less than 1 year	10,578	27,290
Between 4 and 5 years	(1,782)	-
More than 5 years	-	(2,237)
	8,796	25,053
	743,899	737,118

The fair value of current borrowings equals their carrying amount. The fair values of non-current borrowings are as follows:

	June 30, 2012	July 1, 2011
APSA CN due 2014	1,612,354	2,215,533
APSA NCN Series I due 2017	405,846	443,623
Seller financing	57,648	35,125
Finance lease obligations	426	-
	2,076,274	2,694,281

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
22.	Borrowings (Continued)

Notes issued by the Company

APSA Convertible Notes (“CN”) due 2014 (“2014 convertible notes”)

On July 19, 2002, the Company issued USD 50 million nominal 10 % Series I convertible notes raising USD 50 million after costs. The notes are due July 2014 and principal is paid at maturity. At the time of issue, the holders of the 2014 convertible notes had the option to convert their notes into ordinary shares at any time on or up to 30 days prior to the maturity of the principal at a conversion price per ordinary share being the higher of (i) the nominal per share value (Ps. 0.1 each) divided by the USD/Ps. exchange rate at the time of conversion, and (ii) USD 0.0324, a conversion rate of approximately 30,864 ordinary shares for every USD 1 nominal of 2014 convertible notes.

The 2014 convertible notes were approved for issuance by the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by Resolution No. 14,196 of the Comisión Nacional de Valores dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The holders of 2014 convertible notes are entitled to receive dividends declared on any date after the date of conversion.

On October 7, 2010, USD 15.5 million of 2014 convertible notes representing 33 % of the notes outstanding on June 30, 2010 converted into 477,544,197 new ordinary shares. On September 21, 2011, a holder converted USD 0.009 million into 277,777 new ordinary shares.

As of June 30, 2012, only 0.03 % of the outstanding 2014 convertible bonds are held by third parties to the Group while the remaining percentage is held by the majority shareholder, IRSA.

Foreign currency denominated convertible debt that is settled by delivering a fixed number of the issuing entity own equity instruments in exchange for a fixed amount of foreign currency is classified in its entirety as a financial liability. The conversion option is an embedded derivative not closely related to the debt host contract, therefore, it is accounted for separately as a derivative instrument and measured at fair value at initial recognition and at the end of each reporting period. The derivative instrument has a fair value of zero for all periods presented.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Borrowings (Continued)

APSA Non- convertible Notes (NCN) Series I due 2017 and Series II due 2012

On May 11, 2007, APSA issued an aggregate of USD 170 million in two parts. One of the series (Series I) consists of USD 120 million 7.87% notes due May 2017 while the other (Series II) comprises Ps. 154.0 million (equivalent to USD 50 million) rate at 11.0% notes due in June 2012. Interest on the Series I is payable on May 11 and November 11 of each year as from November 11, 2007 with principal due on May, 2007. Interest on the Series II is payable on June 11 and December 11 of each year as from December 11, 2007, with principal due in seven equal and consecutive semi-annual installments as from June 11, 2009.  As of June 30, 2012, Series II is completely canceled.

These issuances were part of a global issuance program of notes for a nominal value of up to USD 200 million authorized by Resolution No. 15,614 of the National Securities Commission dated April 19, 2007. On October 29, 2009, the Ordinary and Extraordinary Meeting of Shareholders expanded the amount to up to USD 400 million.

At the time of issue, CRESUD together with its subsidiary, IRSA, were the principal bondholders of both series of notes. During fiscal years 2008, 2009 and 2011, APSA repurchased USD 4.8 million of Series II. During October 2010, IRSA sold its notes to third parties at a total price of USD 38.1

As of June 30, 2012, outstanding NCN Series I bonds are held by third parties to the Group.

NCN Series I due 2017 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and disposal of assets. For additional indebtedness the Company is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges. The Company was in compliance with these covenants as of June 30, 2012.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Borrowings (Continued)

Borrowings and bank overdrafts

As of June 30, 2012 and July 1, 2011, borrowings were granted by several domestic financial institutions. They are repayable at various dates between July 2011 and July 2012, and bear either fixed interest rates ranging from 1.75% to 14.00% per annum, or variable interest rates mainly based on Badlar plus spreads ranging from 375 to 400 basic points.

As of June 30, 2012 July 1, 2011, bank overdrafts were drawn on several domestic financial institutions. The Group has bank overdrafts of less than three months bearing fixed interest rates ranging from 20% to 24% per annum.

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities – minimum lease payments:

	June 30, 2012	July 1, 2011
Not later than 1 year	895	-
Later than 1 year and not later than 5 years.	426	-
	1,321	-
Finance charges	(108)	-
Present value of finance lease liabilities	1,213	-

The present value of finance lease liabilities is as follows:

	June 30, 2012	July 1, 2011
Not later than 1 year	787	-
Later than 1 year and not later than 5 years..	426	-
Present value of finance lease liabilities	1,213	-

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at June 30, 2012 was 7.5%.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Employee benefits

The Group operates a defined contribution plan (the “Plan”) covering certain selected managers. The Plan was effective as from January 1, 2006. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and pre-tax contributions of up to 15% of their annual bonuses (“Extraordinary Contributions”). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

All contributions are invested in funds administered outside of the Group. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without good cause, the manager will receives the Group’s contribution only if he or she has participated in the Plan for at least 5 years.

Contribution Plan’s expense for the Group was Ps. 823 for the year ended June 30, 2012, included in Income Statement.

24.	Share-based payments

Established by the Company and subsidiaries

Equity Incentive Plan

The Group has an equity incentive plan, under which certain selected employees, directors and top management of the Company, IRSA and CRESUD (the “Participants”). This plan was effectively established on December 31, 2011 and is administered by the Board of Directors of the Company, IRSA and CRESUD, as the case may be, or a committee appointed by the Board of Directors of the respective companies.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Share-based payments (Continued)

Under the Equity Incentive Plan, the Participants have the right to contribute up to 7.5% of their annual bonus to acquire shares of the Company, IRSA and CRESUD. The Participant’s Contribution entitled the participant to receive matching shares of the Company, IRSA and CRESUD equivalent to 1000% of the shares acquired (‘Contributions’), although they must hold their purchased shares and remain in employment for five years before the matching shares vest unconditionally.

The Group granted Ps. 0.8 million of shares, under the long-term incentive program for the year ended on June 30, 2012. None of these shares has become irrevocable as of June 30, 2012.

For the year ended on June 30, 2012, the Group has incurred an expense of Ps. 2,138. The weighted average of the shares’ market value at the date of granting was Ps.0.01. Market value has been estimated as the average of the shares’ market value over a period of 60 days. As of June 30, 2012, the total unrecognized cost for the non-vested shares was Ps. 4.3 million. This cost is expected to be recognized in an average period of four years.

25.	Current and deferred income tax

The Group’s income tax has been calculated on the estimated taxable profit for the year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not allowed to compensate subsidiaries’ losses against subsidiaries income.

The details of the provision for the Group’s income tax are as follows:

June 30, 2012
Current income tax	196,809
Deferred income tax	(17,393)
Income tax expense	179,416

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	25%

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Current and deferred income tax (Continued)

Deferred tax assets and liabilities of the Group as of June 30, 2012 and July 1, 2011 will be recovered as follows:

	June 30, 2012	July 1,2011
Deferred income tax asset to be recovered after more than 12 months	54,119	47,570
Deferred income tax asset to be recovered within 12 months	36,031	22,572
Deferred income tax assets	90,150	70,142

Deferred income tax liabilities to be recovered after more than 12 months	176,975	179,164
Deferred income tax liabilities to be recovered within 12 months	10,676	5,872
Deferred income tax liabilities	187,651	185,036

See evolution of deferred income tax in Note 22 to the Unaudited Condensed Interim Consolidated Financial Statements.

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax assets	Tax loss carry-forwards	Advances from customers	Others	Total
At July 1, 2011	21,152	44,535	4,455	70,142
Charged / (credited) to the statement of income	(632)	11,560	9,080	20,008
At June 30, 2012	20,520	56,095	13,535	90,150

Deferred income tax liabilities	Trading properties, PPE, investment properties	Investments	Others	Total
At July 1, 2011	127,120	56,329	1,587	185,036
Charged / (credited) to the statement of income	(3,401)	(118)	6,134	2,615
At June 30, 2012	123,719	56,211	7,721	187,651

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Current and deferred income tax (Continued)

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at June 30, 2012, it is probable that the Group will realize all of the deferred tax assets in Argentina and Uruguay.

As of June 30, 2012, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Date of expiration
Argentina	1,802	2008	2013
Argentina	8,820	2009	2014
Argentina	14,465	2010	2015
Argentina	44,798	2011	2016
Argentina	8,150	2012	2017
	78,035

The Group did not recognize deferred income tax assets of Ps. 6,792 and Ps. 5,418 as of June 30, 2012 and July 1, 2011, respectively, in respect of losses that can be carried forward against future taxable income amounting to Ps. 19,406 and Ps. 15,481, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below is reconciliation between income tax expense and the tax calculated applying the current tax rate to profits before taxes, for the year ended on June 30, 2012:

June 30, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	183,771
Tax effects of::
Non-deductible items	100
Non-taxable items	(6,916)
Reimbursement of expired dividends	1,333
Investments in joint ventures and associates	(1,315)
Others	2,443
Income tax expense	179,416

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Leases

The Group as lessee

Operating leases:

The Group leases two properties that use as a shopping center. These agreements provide for fixed monthly payments, adjusted pursuant to a rent escalation clause.  Rent expense for the years ended June 30, 2012 is included in the line item "Costs" in Note 29.

The Group leases office space under an operating lease with a company related to the Chairman and Director of the Group. The lease calls for monthly payments of USD 44 and Ps. 0.9. Rental expense under this lease was Ps. 3,943 for the years ended June 30, 2012.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	June 30, 2012	July 1, 2011
No later than 1 year	5,424	4,326
Later than one year and not later than five years	17,832	15,060
Later than five years	40,841	43,905
	64,097	63,291

Finance leases:

The Group leases certain computer equipment under various finance leases for an average term of three years. The net book value of these assets under finance leases amounts to Ps. 1,213 as of June 30, 2012.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of income.

Information on the breakdown of the present value of finance leases and its components is disclosed in Note 22.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Leases (Continued)

The Group as lessor

Operating leases:

•	Leases of office and other buildings

The Group enters into cancellable operating leases relating to offices and other buildings. The leases have an average term raging from three to five years. Certain leases have terms of ten years. The tenants are charged a base rent payable on a monthly basis.

Rental income was Ps. 11,083 for the year ended on June 30, 2012 and is included within ‘Other income’ in the statement of income, in Note 28.

•	Leases of shopping centers

The Group enters into cancellable operating leases relating to shopping centers. The leases have an average term raging from three to five years, with some leases relating to anchor stores having terms of ten to thirty years. Tenants are charged a rent which is the higher of (i) the base rent; and (ii) complementary rent (which generally ranges between 4% and 10% of the tenants’ sales). Furthermore, pursuant to the rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 7% and 12% each year during the lease term. Since the rent is not known until the end of the period, these lease agreements meet the definition of contingent rent under IAS 17 "Leases". Accordingly, rental income will be recognized once the contingent rent is known and the payment is received.

For the year ended June 30, 2012, contingent rent amounted to Ps. 211,937, and averaging rent amounted to Ps. 27,317, and they are included within “Revenue” in the statement of income, in Note 28.

Additionally, the Group owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the year ended June 30, 2012 amounted to Ps. 178 and is included in the line item "Revenue" in the statement of income, in Note 28.

Finance leases:

The Group does not act as a lessor in connection with finance leases.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 0.1 per share and one vote each. The movements in the capital accounts as of June 30, 2012 are as follows:

	Number of shares	Share Capital and Share Premium
At July 1, 2011	1,259,608,411	746,872
Conversion of Non-convertible notes	277,777	38
At June 30, 2012	1,259,886,188	746,910

Inflation adjustment of share capital and treasury stock

Under Argentine GAAP, the Group’s financial statements were previously prepared on the basis of general price-level accounting which reflected changes in the purchase price of the Argentine Peso in the historical financial statements through February 28, 2003. The inflation adjustment related to share capital was appropriated to an inflation adjustment reserve that formed part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company.  Resolution 592/11 of the CNV requires that at the transition date to IFRS certain equity accounts, such as the inflation adjustment reserve, are not adjusted and are considered an integral part of share capital.

Legal reserves

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s subsidiaries have not reached the legal capped amounts.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Equity (Continued)

Other reserves

The Company and subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses such as new developments. The voluntary reserves may be released for dividend distribution.

Dividends

The dividends paid in the year ended June 30, 2012 were Ps. 252,431 (Ps. 0.20 per share). A dividend in respect of the year ended June 30, 2012 of Ps. 317,000 was proposed at the annual general ordinary shareholders’ meeting on October 31, 2012.

Expired dividends

On December 20, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 5,839 for funds sent by the former to pay undistributed cash dividends, both for current and expired dividends, as per the following detail:

-	Ps. 2,711 to expired dividends;
-	Ps. 3,128 to current dividends.

Additionally, on December 30, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 1,098 corresponding to expired dividends.

The amounts corresponding to current dividends are disclosed under Trade and other payables, while the amounts corresponding to expired dividends were booked against “Retained Earnings”.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Revenues

June 30, 2012
Base rent	460,994
Averaging rent	27,317
Contingent rent	211,937
Admission rights	88,168
Parking fees	45,141
Letting fees	34,968
Property management fee	14,296
Service charge income	446,022
Others	11,553
Total rental and service income	1,340,396
Sale of trading properties	32,051
Others	120
Total others revenues	32,171
Revenues from consumer financing	4,836
Total revenues from consumer financing	4,836
Total group revenue	1,377,403

29.	Costs

June 30, 2012
Service charge expense and other operating cost (Note 30)	616,947
Cost of property operations	616,947
Cost of sale of trading properties (Note 30)	10,610
Total others costs	10,610
Cost from consumer financing (Note 30)	405
Total cost from consumer financing	405
Total group costs	627,962

30.	Expenses by nature

The Group presented the statement of income classified according to their function as part of the line items “Group costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional disclosure required on the nature of expenses and their relationship to the function within the Group.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature (Continued)

For the year ended June 30, 2012:

	Cost of sales of trading properties	Charges for services and other operating cost	Cost from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries and social security expenses and other expenses of personnel administration	-	179,050	18	7,090	5,809	191,967
Maintenance security, cleaning, repairs and other	910	143,305	265	884	108	145,472
Depreciation and amortization	-	108,318	19	738	-	109,075
Advertising and other selling expenses	-	99,279	-	-	3,459	102,738
Other taxes, rates and contributions	235	42,977	-	580	27,891	71,683
Directors’ fees	-	-	-	36,024	-	36,024
Fees and payments for services	31	18,775	84	11,251	875	31,016
Vacant property cost	619	20,616	-	1,024	190	22,449
Cost of sale of trading properties	8,812	-	-	-	-	8,812
Other expenses	3	4,627	19	1,874	86	6,609
Provision for impairment of receivables (charge and recovery)	-	-	-	-	4,958	4,958
Total	10,610	616,947	405	59,465	43,376	730,803

31.	Employee costs

June 30, 2012
Salaries, bonuses and social security costs	(189,006)
Share-based compensation	(2,138)
Pension costs – defined contribution plan	(823)
Employee costs	(191,967)

32.	Other operating income (expense), net

June 30, 2012
Donations	(19,605)
Recovery of provisions	1,759
Others	(2,970)
Total other operating income, net	(20,816)

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Financial results, net

June 30, 2012
Finance income:
- Interest income	12,937
- Foreign exchange gains, net	20,621
- Gain from disposal of financial assets at fair value through profit or loss	9,533
- Others finance income	9,838
Finance income	52,929

Finance costs:
- Interest expense	(68,698)
- Foreign exchange losses, net	(67,872)
- Fair value loss of financial assets at fair value through profit or loss	(6,165)
- Others finance costs	(14,676)
Finance costs	(157,411)
Total financial results, net	(104,482)

34.	Earnings per share

(a)	Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year (Note 27).

June 30, 2012
Profit attributable to equity holders of the Group	332,047
Weighted average number of ordinary shares in issue (thousands)	1,259,823
Basic earnings per share	0.2636

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Earnings per share (Continued)

(b)	Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. The Group has one category of dilutive potential shares: convertible notes. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding convertible notes. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the convertible notes.

June 30, 2012
Profit attributable to equity holders of the Group	332,047
Interest – convertible notes	13,749
Exchange differences	13,522
Income tax	(9,545)
Net income used as basis for calculation of the diluted earnings per share.	349,773
Weighted average number of ordinary shares in issue (in thousands)	1,259,823
Adjustments for:
Convertible notes (in thousands)	1,304,781
Weighted average number of ordinary shares for diluted earnings per share (thousands)	2,564,604
Diluted earnings per share	0.1364

35.	Barter transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for property to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third party as of June 30, 2012:

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Barter transactions (Continued)

Beruti plot of land

On October 13, 2010, the Group and TGLT, entered into an agreement to barter a plot of land located at Beruti 3351/59 in the city of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the land. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. The transaction was agreed upon at USD 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT will transfer to APSA (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of USD 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010. Therefore the precedent condition for the transaction was fulfilled on that date. TGLT paid USD 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To secure performance of obligations assumed by TGLT S.A. under the deed of sale, a mortgage was granted in favor of APSA.

Barter with Condominios del Alto S.A.

The Group subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 H, located in the City of Rosario, Province of Santa Fe for a total amount of USD 2.3 million. On November 27, 2008 the Group and Condominios del Alto S.A. subscribed the deed.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Group of the following future real estate:, (i) 42 functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Barter transactions (Continued)

On April 14, 2011, the Group and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 45 parking spaces and 5 storage spaces.

36.	Transactions and authorizations pending approval

Paraná plot of land

On June 30, 2009, the Group, through APSA, subscribed a Letter of Intent by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at USD 0.5 million to be paid as follows: i) USD 0.05 million was settled as prepayment on July 14, 2009, ii) USD 0.1 million was settled upon executing such agreement, and iii) USD 0.35 million will be paid upon executing the title deed.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date the seller provides reliable notification to the buyer that the property is not subject to any levy, encumbrance, restrictions on ownership, except for the right of way already mentioned.

This payment is recorded as an advance under trade receivables and other receivables line.

Acquisition of a commercial center goodwill

The Group through APSA has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was UDS 1.3. Out of this total, were paid USD 0.05 million.

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	Transactions and authorizations pending approval (Continued)

This transaction was subject to certain conditions precedent, among which the Group through APSA should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, APSA shall start the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permissions and authorizations to be carried out in APSA's future units. At June 30, 2012, any of the two conditions have been fulfilled.

The outlay on is recorded as an advance under trade receivables and other receivables line.

Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group through APSA acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522. As explained in Note 26, this property is affected to a concession contract.

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martín Theater.

APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2012, the property is still operated by the Group and is recorded under Investment Properties.

Sale of equity interest in Tarshop S.A.

Due to the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. the Group granted in favor of this entity a new pledge on Series I Non-Convertible for a face value of USD 1.2 million. On October 11, 2011 Banco Hipotecario released 50% of the pledged Corporate Notes and the remaining 50% would be released after two years as from the date appearing on the Memorandum of closure has been fulfilled (September 13, 2010).

Alto Palermo S.A. (APSA)
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	Transactions and authorizations pending approval (Continued)

Additionally, in compliance with the conditions defined in the purchase agreement in question, the Group committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Alto Palermo S.A. (APSA)
C.U.I.T.: 30-52767733-1
Legal address: Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Alto Palermo S.A. (APSA) and its subsidiaries as of December 31, 2012, and the related unaudited condensed interim consolidated statements of comprehensive income, unaudited condensed interim consolidated statements of changes of shareholders’ equity for the six and three-month period ended December 31, 2012 and unaudited condensed interim consolidated statements of cash flows for the six-month period ended December 31, 2012 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards. The IFRS as issued by the International Accounting Standard Board were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences and incorporated by the National Securities Commission to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4.
As mentioned in Note 2.1 to the unaudited condensed interim consolidated financial statements, these unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in Note 2.3 to these unaudited condensed interim consolidated financial statements. The amounts included in the reconciliations shown in Note 2.3 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

5.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

6.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim consolidated financial statements of Alto Palermo S.A. (APSA) are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)	the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Business Summary (“Reseña Informativa”) and the Additional Information to the notes to the unaudited condensed interim consolidated financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2012, the debt of Alto Palermo S.A. (APSA) owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 2,644,093, which was not callable at that date.

Autonomous City of Buenos Aires, February 14, 2013

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2012 and for the six-month periods ended December 31, 2012 and 2011

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2012 and, June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.2012	06.30.2012	07.01.2011
ASSETS
Non-Current Assets
Investment properties, net	7	875,518	894,228	902,204
Property, plant and equipment, net	8	15,405	15,344	13,639
Trading properties	9	35,510	35,334	32,777
Intangible assets, net.	10	947	1,152	1,368
Investments in subsidiaries, associates and joint ventures	6	938,629	851,646	703,312
Trade and other receivables, net	12	103,624	70,995	24,563
Investments in financial assets	13	60,155	75,035	68,550
Total Non-Current Assets		2,029,788	1,943,734	1,746,413
Current Assets
Trading properties	9	3,079	4,012	14,224
Inventories	11	8,569	9,404	6,554
Trade and other receivables, net	12	397,637	311,853	241,553
Investments in financial assets	13	753	348	528
Cash and cash equivalents	14	163,599	18,443	129,433
Total Current Assets		573,637	344,060	392,292
TOTAL ASSETS		2,603,425	2,287,794	2,138,705
SHAREHOLDERS EQUITY
Share capital		125,989	125,989	125,961
Inflation adjustment of share capital		69,381	84,621	84,621
Share premium		444,210	536,300	536,290
Reserve for share-based compensation		4,674	2,138	-
Voluntary reserve		-	-	147
Legal reserve		39,074	39,074	26,045
Reserve for new developments		3,302	-	183
Acquisition of additional interest in subsidiaries		(16,020)	(16,020)	-
Retained earnings		183,294	51,774	22,671
TOTAL SHAREHOLDERS` EQUITY		853,904	823,876	795,918
LIABILITIES
Non-Current Liabilities
Trade and other payables	15	130,229	124,539	109,615
Borrowings	18	794,901	744,694	647,732
Deferred income tax liabilities	19	107,905	107,433	123,769
Other liabilities	6	1,006	3,658	5,448
Provisions	17	8,514	9,085	9,459
Total Non-Current Liabilities		1,042,555	989,409	896,023
Current Liabilities
Trade and other payables	15	344,938	304,151	250,425
Income tax liabilities		64,731	89,845	60,225
Payroll and social security liabilities	16	13,772	18,291	17,241
Borrowings	18	279,486	62,222	118,873
Provisions	17	4,039	-	-
Total Current Liabilities		706,966	474,509	446,764
TOTAL LIABILITIES		1,749,521	1,463,918	1,342,787
TOTAL SHAREHOLDERS` EQUITY AND LIABILITIES		2,603,425	2,287,794	2,138,705

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

1

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the six and three-month periods beginning on July 1 and October 1, 2012 and 2011 and ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Six months		Three months
	Note	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Revenues	21	676,511	581,215	373,610	306,742
Costs	22	(294,121)	(254,945)	(162,260)	(139,726)
Gross Profit		382,390	326,270	211,350	167,016
General and administrative expenses	23	(34,702)	(28,005)	(20,617)	(15,468)
Selling expenses	23	(22,165)	(17,034)	(12,259)	(8,782)
Other operating (expense) / income, net	25	(265)	3,208	42	4,282
Profit from Operations		325,258	284,439	178,516	147,048
Share of profit of subsidiaries, associates and joint ventures	6	25,895	50,192	14,048	34,496
Profit from Operations Before Financing and Taxation		351,153	334,631	192,564	181,544
Finance income	26	15,028	14,054	6,975	5,707
Finance cost	26	(127,932)	(76,158)	(76,672)	(39,631)
Financial results, net		(112,904)	(62,104)	(69,697)	(33,924)
Profit before Income Tax		238,249	272,527	122,867	147,620
Income tax expense	19	(71,383)	(79,466)	(18,812)	(42,120)
Profit for the period		166,866	193,061	104,055	105,500
Total Comprehensive Income for the period		166,866	193,061	104,055	105,500

Profit per share for the period:
Basic		0.13	0.15	0.08	0.08
Diluted		0.07	0.08	0.04	0.04

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

2

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders' Equity
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	-	(16,020)	51,774	823,876
Comprehensive income for the period	-	-	-	-	-	-	-	166,866	166,866
Dividends distribution - Shareholders meeting as of 10.31.2012	-	-	-	-	-	-	-	(140,000)	(140,000)
Constitution reserve for new developments Shareholders meeting as of 10.31.2012	-	-	-	-	-	3,302	-	(3,302)	-
Reclassification of results - Shareholders meeting as of 10.31.2012	-	(15,240)	(92,090)	-	-	-	-	107,330	-
Reimbursement of expired dividends (Note 20)	-	-	-	-	-	-	-	626	626
Reserve for share-based compensation (Note 27)	-	-	-	2,536	-	-	-	-	2,536
Balance at December 31, 2012	125,989	69,381	444,210	4,674	39,074	3,302	(16,020)	183,294	853,904

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

3

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Voluntary reserve	Legal reserve	Reserve for new developments	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at July 1, 2011	125,961	84,621	536,290	-	147	26,045	183	-	22,671	795,918
Comprehensive income for the period	-	-	-	-	-	-	-	-	193,061	193,061
Distribution to legal reserve – Shareholders meeting as 10.31.2011	-	-	-	-	-	13,029	-	-	(13,029)	-
Reserve for share-based compensation (Note 27)	-	-	-	1,879	-	-	-	-	-	1,879
Reimbursement of expired dividends (Note 20)	-	-	-	-	-	-	-	-	3,809	3,809
Acquisition of non-controlling interest	-	-	-	-	-	-	-	(16,020)	-	(16,020)
Distribution to voluntary reserve for general purposes	-	-	-	-	(147)	-	(183)	-	330	-
Dividends distribution - Shareholders meeting as of 10.31.2011	-	-	-	-	-	-	-	-	(117,054)	(117,054)
Conversion of notes	28	-	10	-	-	-	-	-	-	38
Balance at December 31, 2011	125,989	84,621	536,300	1,879	-	39,074	-	(16,020)	89,788	861,631

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

4

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.2012	12.31.2011
Cash flows from operating activities:
Cash generated from operations	14	327,741	282,627
Income tax paid		(96,025)	(68,377)
Net cash generated from operating activities		231,716	214,250

Cash flows investing activities:
Additions and purchases of investment property	7	(26,406)	(16,462)
Acquisition of joint ventures	6	(32,000)	-
Proceeds from sale of investment property		-	621
Additions of property, plant and equipment	8	(3,202)	(3,212)
Proceeds from sale of property, plant and equipment		-	108
Additions of intangible assets	10	(105)	(233)
Increase in financial assets		(898)	(2,391)
Loans granted to subsidiaries and joint ventures		(41,562)	(4,490)
Loans repayments received from subsidiaries and joint ventures		23,487	4,318
Advance payments		-	(2,305)
Irrevocable contributions in subsidiaries and joint ventures	6	(51,820)	(11,022)
Long-term incentive program in subsidiaries		(538)	(393)
Collection of dividends		20,000	8,000
Net cash used in investing activities		(113,044)	(27,461)
Cash flows generated from (used in) financing activities:
Borrowings obtained		226,151	39,112
Repayments of borrowings		(31,827)	(68,022)
Purchase of treasury shares		-	(7,938)
Payment of seller financing		(7,156)	(10,765)
Repayments of borrowings granted by associates		(322)	(3,207)
Proceeds of borrowings granted by associates		14,129	21,433
Dividends paid	20	(142,606)	(117,054)
Interest paid		(32,641)	(27,394)
Reimbursement of dividends		-	6,937
Net cash generated from (used in) financing activities		25,728	(166,898)

Net increase in cash and cash equivalents		144,400	19,891
Cash and cash equivalents at beginning of period	14	18,443	129,433
Foreign exchange gain / (loss) on cash and cash equivalents		756	(3,728)
Cash and cash equivalents at end of period	14	163,599	145,596

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

5

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information

Alto Palermo S.A. (APSA) (“APSA”) (ex Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and alternatively “Alto Palermo S.A.”, “APSA” or “the Company”), is an argentine real estate company primarily dedicated to property, leasing, management, development, operation and acquisition of productive shopping centers, with a leading position in the market. The main objective of the Company consists on the ownership, acquisition, development, leasing, administration and operation of shopping centers. APSA was founded in 1889 as Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and, up to 1984, was the principal operator in fresh products market of Ciudad Autónoma de Buenos Aires.

As of December 2012, we operate and hold a majority interest in a portfolio of ten shopping centers in Argentina, four of which are located in the Ciudad Autónoma de Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo and Patio Bullrich), two in Buenos Aires Province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 14, 2013.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”)

2.1.	Basis of preparation and transition to RT 26

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 (“RT 29”) of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the International Financial Reporting Standards (“IFRS” or “NIIF” as per its Spanish acronym), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Company is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being these financial statements the first interim financial statements for the six-month period prepared under IFRS. The Company’s transition date for the adoption of IFRS, as defined by IFRS 1, first time adoption of IFRS, is July 1, 2011.

6

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The Unaudited Condensed Interim Separate Financial Statements of the Company for the six and three-month periods ended December 31, 2012 and 2011 have been prepared in accordance with RT 26 of F.A.C.P.C.E., adopted by CNV. This Technical Resolution differs from International Accounting Standard (IAS 34), “Interim Financial Reporting”, issued by IASB, in reference to the accounting measurement criteria of the investments in subsidiaries, joint ventures and associates, which are accounted for under the equity method described by IAS 28 “Investments in Associates”. This criterion differs from the provisions of paragraph 38 of IAS 27 “Separate Financial Statements”, whereby such investments are measured at cost or fair value.

These Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with the accounting policies that the Company expects to adopt in its first annual separated financial statements as of June 30, 2013 issued under IFRS. The accounting policies are based on IFRS issued by the IASB and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) that the Company expects to become applicable on such date.

The separate financial statements of the Company were prepared in accordance with the Argentine accounting standards in force (Argentine GAAP), which differ from IFRS in some significant areas. To prepare these Unaudited Condensed Interim Separate Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine GAAP in order comply with the IFRS.

Comparative figures and figures as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity separate financial statements prepared in accordance with the Argentine accounting standards on the transition date (July 1, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (December 31, 2011) and the income and other comprehensive income for the fiscal year  ended June 30, 2012 and for the six and three-month periods ended December 31, 2011, and those presented in accordance with the RT 26 in these Unaudited Condensed Interim Separate Financial Statements, as well as the effects of the adjustments to cash flow.

7

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual financial statements of the Company as of June 30, 2012 prepared in accordance with Argentine GAAP. Exhibit I presents additional information as of June 30, 2012 and July 1, 2011 under the IFRSs which is considered necessary to understand these Unaudited Condensed Interim Separate Financial Statements. The figures corresponding to the statements of financial position, the statements of income, the statements of changes in shareholders’ equity, and the statements of cash flows under the IFRS for the year ended June 30, 2012, and the figures of the statements of financial position as of July 1, 2011 are detailed under Note 2.3 to these Unaudited Condensed Interim Separate Financial Statements. The Unaudited Condensed Interim Separate Financial Statements are presented in thousands of Argentine Pesos.

Unaudited Condensed Interim Separate Financial Statements corresponding to the six and three-month periods ended December 31, 2012 and 2011 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. The Company’s six and three-month periods ended December 31, 2012 and 2011 results do not necessarily reflect the proportion of the Company’s full-year results.

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the FACPCE and Resolutions of the CNV. IAS 1 ‘Presentation of Financial Statements’ requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes of the financial statements, unless another standard specifies otherwise. The transition to RT No. 26 has resulted in the Company changing the format of its statement of income, statements of financial position and statements of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2.	Initial elections upon adoption of Technical Resolution No. 26

As a general rule, the Company is required to establish its IFRS accounting policies for the year ended June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions and exceptions afforded by IFRS 1 “First time adoption of IFRS”.

In Note 2.2. to the Unaudited Condensed Interim Consolidated Financial Statement, the Company indicates the exemptions and exceptions that are applicable in IFRS 1 and that have been applied in the transition from Argentine GAAP to RT 26.

8

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.	Reconciliations of Argentine GAAP to Technical Resolution No. 26

In accordance with the requirements of Technical Resolution No. 26 and No. 29 of F.A.C.P.C.E., set out below are the reconciliations of shareholders’ equity in accordance with Argentine GAAP and RT 26 at June 30, 2012, at December 31, 2011 and July 1, 2011, and the reconciliations of comprehensive income for the six and three-month periods ended December 31, 2011 and for the year ended June 30, 2012 and cash flows for the year ended June 30, 2012 and for the six-month period ended December 31, 2011. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the separate financial statements prepared under RT 26 for the first time as of and for the year ended June 30, 2013 are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on equity of the transition at July 1, 2011, at December 31, 2011 and June 30, 2012 (Note 2.3.1). The second reconciliation provides an overview of the impact on comprehensive income for the six and three-months periods ended December 31, 2011 and for the year ended June 30, 2012 (Note 2.3.2). The following reconciliations provide details of the impact of the transition on:

•	Shareholders’ equity at July 1, 2011, December 31, 2011 and June 30, 2012 (Note 2.3.1)
•	Statements of comprehensive income for the six and three-month periods ended December 31, 2011 and for the year ended June 30, 2012 (Note 2.3.2)
•	Statements of Financial Position at July 1, 2011 (Note 2.3.3)
•	Statements of Financial Position at December 31, 2011 (Note 2.3.4)
•	Statements of Financial Position at June 30, 2012 (Note 2.3.5)
•	Statements of Comprehensive income for the six-month period ended December 31, 2011 (Note 2.3.6)
•	Statements of Comprehensive income for the three-month period ended December 31, 2011 (Note 2.3.7)
•	Statements of Comprehensive income for the year ended June 30, 2012 (Note 2.3.8)
•	Cash flow Statement for the six-month period ended December 31, 2011 (Note 2.3.9)
•	Cash flow Statements for the six-month period ended December 31, 2011, and for the year ended June 30, 2012 (Note 2.3.9).

9

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.1.	Summary of equity

	Ref. 2.3.10.2.	07.01.11	12.31.11	06.30.12

Shareholders’ equity under Argentine GAAP		788,274	859,200	828,047
Revenue recognition – “scheduled rent increases”	(A)	37,053	50,477	63,901
Trading properties	(B)	(25,694)	(18,517)	(16,033)
Pre-operating and organization expenses	(C)	-	-	(2,082)
Goodwill	(D)	27,685	26,721	25,651
Non-current investments – financial assets	(E)	12,255	13,797	6,090
Initial direct costs on operating leases	(F)	185	255	251
Tenant deposits	(G)	35	45	55
Investment in subsidiaries	(H)	(28,492)	(32,459)	(36,006)
Investments in associates	(I)	(6,454)	(5,937)	(11,342)
Investments in joint ventures	(J)	-	188	(373)
Purchase of additional interest in subsidiaries	(K)	-	(16,020)	(16,020)
Deferred income tax	(L)	(8,929)	(16,119)	(18,263)
Shareholders’ equity under RT 26		795,918	861,631	823,876

2.3.2	Summary of comprehensive income

		Six months	Three months
	Ref. 2.3.10.2.	12.31.11	12.31.11	06.30.12
Net income under Argentine GAAP		182,254	104,316	327,842
Revenue recognition – “scheduled rent increases”	(A)	13,424	6,714	26,848
Trading properties	(B)	7,177	(4,988)	9,661
Pre-operating and organization expenses	(C)	-	-	(2,082)
Goodwill	(D)	(964)	(497)	(2,034)
Non-current investments – financial assets	(E)	1,542	(974)	(6,165)
Initial direct costs on operating leases	(F)	70	(14)	66
Tenant deposits	(G)	10	4	20
Investment in subsidiaries	(H)	(3,967)	(808)	(7,514)
Investment in associates	(I)	517	1,988	(4,888)
Investment in joint ventures	(J)	188	20	(373)
Deferred income tax	(L)	(7,190)	(261)	(9,334)
Net income under RT 26		193,061	105,500	332,047

10

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.3.	Reconciliation of the statements of financial position at July 1, 2011

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-Current Assets
Investment properties, net	-	a)	902,019	F	185	902,204
Property, plant and equipment, net	844,783	f) a) g)	(831,144)		-	13,639
Trading properties	-	b) c)	39,941	B	(7,164)	32,777
Intangible assets, net	297	g)	1,071		-	1,368
Inventories	26,753	b) c)	(26,753)		-	-
Investments in subsidiaries, associates and joint ventures	733,646	h) f)	(18,678)	D,H,I	(11,656)	703,312
Trade and other receivables, net	5,070		-	A	19,493	24,563
Investments in financial assets	-	d)	56,295	E	12,255	68,550
Investments	147,440	a) b) d)	(147,440)		-	-
Negative goodwill	(27,499)		-	D	27,499	-
Total Non-Current Assets	1,730,490		(24,689)		40,612	1,746,413
Current Assets
Trading properties	-	b)	32,754	B	(18,530)	14,224
Inventories	39,308	b)	(32,754)		-	6,554
Trade and other receivables, net	217,865	f)	7,033	A	16,655	241,553
Investments in financial assets	-	e)	528		-	528
Investments	528	e)	(528)		-	-
Cash and cash equivalents	129,433		-		-	129,433
Total Current Assets	387,134		7,033		(1,875)	392,292
TOTAL ASSETS	2,117,624		(17,656)		38,737	2,138,705

11

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS' EQUITY
Share capital	125,961		-		-	125,961
Inflation adjustment of share capital	84,621		-		-	84,621
Share premium	536,290		-		-	536,290
Appraisal revaluation	3,953	k)	(3,953)		-	-
Legal reserve	26,045		-		-	26,045
Reserve for new developments	183		-		-	183
Voluntary reserve	147		-		-	147
Retained earnings	11,074	k)	3,953		7,644	22,671
TOTAL SHAREHOLDERS' EQUITY	788,274		-		7,644	795,918

LIABILITIES
Non-Current Liabilities
Trade and other payables	109,775		-	G	(160)	109,615
Borrowings	647,732		-		-	647,732
Deferred income tax liabilities	115,745		-	L	8,024	123,769
Other liabilities	-	h)	(17,656)	D,H,I	23,104	5,448
Provisions	9,459		-		-	9,459
Total Non-Current Liabilities	882,711		(17,656)		30,968	896,023

Current Liabilities
Trade and other payables	250,300		-	G	125	250,425
Income tax liabilities	60,225		-		-	60,225
Payroll and social security liabilities	17,241		-		-	17,241
Borrowings	118,873		-		-	118,873
Total Current Liabilities	446,639		-		125	446,764
TOTAL LIABILITIES	1,329,350		(17,656)		31,093	1,342,787
TOTAL SHAREHOLDERS´ EQUITY AND LIABILITIES	2,117,624		(17,656)		38,737	2,138,705

12

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.4.	Reconciliation of the statements of financial position at December 31, 2011

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-Current Assets
Investment properties, net	-	a)	879,690	F	255	879,945
Property, plant and equipment, net	825,509	f) a) g)	(810,909)		-	14,600
Trading properties	-	b) c)	41,057	B	(7,165)	33,892
Intangible assets, net	256	g)	796		-	1,052
Inventories	27,869	b) c)	(27,869)		-	-
Investments in subsidiaries, associates and joint ventures	807,147	h)	(16,183)	D,H,I,J,K	(28,276)	762,688
Trade and other receivables, net	5,161		-	A	27,672	32,833
Investments in financial assets	-	d)	58,945	E	13,797	72,742
Investments	150,090	a) b) d)	(150,090)		-	-
Negative goodwill	(26,535)		-	D	26,535	-
Total Non-Current Assets	1,789,497		(24,563)		32,818	1,797,752
Current assets
Trading properties	-	b)	18,981	B	(11,479)	7,502
Inventories	25,678	b)	(18,981)		-	6,697
Trade and other receivables, net	262,031	f)	8,380	A	22,932	293,343
Investments in financial assets	-	e)	269		-	269
Investments	269	e)	(269)		-	-
Cash and cash equivalents	145,596		-		-	145,596
Total Current Assets	433,574		8,380		11,453	453,407
TOTAL ASSETS	2,223,071		(16,183)		44,271	2,251,159

13

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS' EQUITY
Share capital	125,989		-		-	125,989
Inflation adjustment of share capital	84,621		-		-	84,621
Share premium	536,300		-		-	536,300
Appraisal revaluation	3,953	k)	(3,953)		-	-
Legal reserve	39,074		-		-	39,074
Reserve for share-based compensation	1,879		-		-	1,879
Purchase of additional interest in subsidiaries	-		-	K	(16,020)	(16,020)
Retained earnings	67,384	k)	3,953		18,451	89,788
TOTAL SHAREHOLDERS' EQUITY	859,200		-		2,431	861,631

LIABILITIES
Non-Current Liabilities
Trade and other payables	164,585		-	G	(163)	164,422
Deferred income tax liabilities	102,300		-	L	16,119	118,419
Borrowings	646,416		-		-	646,416
Provisions	9,167		-	I	75	9,242
Other liabilities	-	h)	(16,183)	D,H,I,J,K	25,691	9,508
Total Non-Current Liabilities	922,468		(16,183)		41,722	948,007
Current Liabilities
Trade and other payables	259,766		-	G	118	259,884
Income tax liabilities	66,098		-		-	66,098
Payroll and social security liabilities	12,340		-		-	12,340
Borrowings	102,324		-		-	102,324
Derivative financial instruments	875		-		-	875
Total Current Liabilities	441,403		-		118	441,521
TOTAL LIABILITIES	1,363,871		(16,183)		41,840	1,389,528
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,223,071		(16,183)		44,271	2,251,159

14

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.5.	Reconciliation of the statements of financial position at June 30, 2012

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-Current Assets
Investment properties, net	-	a)	893,977	F	251	894,228
Property, plant and equipment, net	804,674	a) f) g)	(789,330)		-	15,344
Trading properties	-	b) c)	46,084	B	(10,750)	35,334
Intangible assets, net	2,297	g)	937	C	(2,082)	1,152
Inventories	32,896	b) c)	(32,896)		-	-
Investments in associates, subsidiaries and joint ventures	911,589	h)	(25,232)	D,H,I,J,K	(34,711)	851,646
Trade and other receivables, net	36,312		-	A	34,683	70,995
Investments in financial assets	-	d)	68,945	E	6,090	75,035
Investments	200,192	a) b) d)	(200,192)		-	-
Negative goodwill	(25,507)		-	D	25,507	-
Total Non-Current Assets	1,962,453		(37,707)		18,988	1,943,734
Current Assets
Trading properties	-	b)	5,136	B	(1,124)	4,012
Inventories	14,540	b)	(5,136)		-	9,404
Trade and other receivables, net	270,156	f)	12,475	A	29,222	311,853
Investments in financial assets	-	e)	348		-	348
Investments	348	e)	(348)		-	-
Cash and cash equivalents	18,443		-		-	18,443
Total Current Assets	303,487		12,475		28,098	344,060
TOTAL ASSETS	2,265,940		(25,232)		47,086	2,287,794

15

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS' EQUITY
Share capital	125,989		-		-	125,989
Inflation adjustment of share capital	84,621		-		-	84,621
Share premium	536,300		-		-	536,300
Appraisal revaluation	3,953	k)	(3,953)		-	-
Reserve for share-based compensation	2,138		-		-	2,138
Legal reserve	39,074		-		-	39,074
Purchase of additional interest in subsidiaries	-		-	K	(16,020)	(16,020)
Retained earnings	35,972	k)	3,953		11,849	51,774
TOTAL SHAREHOLDERS' EQUITY	828,047		-		(4,171)	823,876

LIABILITIES
Non-Current Liabilities
Trade and other payables	124,719		-	G'	(180)	124,539
Borrowings	744,694		-		-	744,694
Deferred income tax liabilities	89,170		-	L	18,263	107,433
Other liabilities	-	h)	(25,232)	D,H,I,J,K	28,890	3,658
Provisions	9,085		-		-	9,085
Total Non-Current Liabilities	967,668		(25,232)		46,973	989,409
Current Liabilities
Trade and other payables	299,867		-	B,G	4,284	304,151
Income tax liabilities	89,845		-		-	89,845
Payroll and social security liabilities	18,291		-		-	18,291
Borrowings	62,222		-		-	62,222
Total Current Liabilities	470,225		-		4,284	474,509
TOTAL LIABILITIES	1,437,893		(25,232)		51,257	1,463,918
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,265,940		(25,232)		47,086	2,287,794

16

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.6.	Reconciliation of income for the six-month period ended December 31, 2011

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
Revenues	377,631	i)	190,058	A,G	13,526	581,215
Costs	(79,305)	i)	(190,058)	B,F	14,418	(254,945)
Gross Profit	298,326		-		27,944	326,270
General and administrative expenses	(28,005)		-		-	(28,005)
Selling expenses	(17,136)		-	F	102	(17,034)
Gain from recognition of assets at net realizable value	7,273		-	B	(7,273)	-
Other operating income, net	-	j)	2,304		904	3,208
Profit from Operations	260,458		2,304		21,677	284,439
Share of profit of subsidiaries, associates and joint ventures	53,454		-	H, I,J	(3,262)	50,192
Amortization of negative goodwill	964		-	D	(964)	-
Other gains, net	2,304	j)	(2,304)		-	-
Profit from Operations before Financing and Taxation	317,180		-		17,451	334,631
Finance income	12,512		-	E	1,542	14,054
Finance cost	(76,066)		-	G	(92)	(76,158)
Financial results, net	(63,554)		-		1,450	(62,104)
Profit before Income Tax	253,626		-		18,901	272,527
Income tax expense	(71,372)		-	L	(8,094)	(79,466)
Profit for the period	182,254		-		10,807	193,061

17

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.7.	Reconciliation of income for the three-month period ended December 31, 2011

	Argentine GAAP balances I	Reclassifications II (*)	Measurement adjustments III (*)	RT 26 balances IV
Revenues	190,667	109,310	6,765	306,742
Costs	(30,389)	(109,319)	(18)	(139,726)
Gross Profit	160,278	(9)	6,747	167,016
General and administrative expenses	(15,468)	-	-	(15,468)
Selling expenses	(8,786)	-	4	(8,782)
Gain from recognition of assets at net realizable value	4,988	-	(4,988)	-
Other operating income, net	-	3,378	904	4,282
Profit from Operations	141,012	3,369	2,667	147,048
Share of profit of subsidiaries, associates and joint ventures	33,296	-	1,200	34,496
Amortization of negative goodwill	497	-	(497)	-
Other gains, net	3,369	(3,369)	-	-
Profit from Operations before Financing and Taxation	178,174	-	3,370	181,544
Finance income	6,681	-	(974)	5,707
Finance cost	(39,584)	-	(47)	(39,631)
Financial results, net	(32,903)	-	(1,021)	(33,924)
Profit before Income Tax	145,271	-	2,349	147,620
Income tax expense	(40,955)	-	(1,165)	(42,120)
Profit for the period	104,316	-	1,184	105,500

(*) Corresponds to the same reclassifications and/or measurement adjustments explained in notes 2.3.6 and 2.3.8.

18

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.8.	Reconciliation of income for the year ended June 30, 2012

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
Revenues	747,972	i)	372,215	A,B,G	22,763	1,142,950
Costs	(147,950)	i) j)	(372,152)	B,F	23,066	(497,036)
Gross Profit	600,022		63		45,829	645,914
General and administrative expenses	(54,778)		-		-	(54,778)
Selling expenses	(36,962)		-	F	(125)	(37,087)
Gain from recognition of assets at net realizable value	8,870		-	B	(8,870)	-
Other operating losses, net	-	j)	(19,310)	C	(2,082)	(21,392)
Profit from Operations	517,152		(19,247)		34,752	532,657
Share of profit of subsidiaries	60,517		-	H	(7,514)	53,003
Share of profit of subsidiaries, associates and joint ventures	25,060		-	D,I,J	(5,233)	19,827
Amortization of negative goodwill	2,062		-	D	(2,062)	-
Other gains, net	(19,247)	j)	19,247		-	-
Profit from Operations before Financing and Taxation	585,544		-		19,943	605,487
Finance income	30,894		-	B,E	(6,191)	24,703
Finance cost	(155,406)		-	G	(213)	(155,619)
Financial results, net	(124,512)		-		(6,404)	(130,916)
Profit before Income Tax	461,032		-		13,539	474,571
Income tax expense	(133,190)		-	L	(9,334)	(142,524)
Profit for the year	327,842		-		4,205	332,047

19

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.9.	Reconciliation of cash flows for the six-month period ended December 31, 2011 and for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made the following reclassification between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under RT 26 as further detailed below:

(a)	Operating activities

	12.31.2011	06.30.2012
Cash generated from operating activities under Argentine GAAP	210,452	477,543
Capitalization of direct costs	70	66
Foreign exchange gain on cash and cash equivalents	3,728	109
Cash generated from operating activities under RT 26	214,250	477,718

(b)	Investing activities

	12.31.2011	06.30.2012
Cash used in investing activities under Argentine GAAP	(35,329)	(243,946)
Acquisition of non-controlling interest in subsidiaries	7,938	7,363
Capitalization of direct costs	(70)	(66)
Cash used in investing activities under RT 26	(27,461)	(236,649)

(c)	Financing activities

	12.31.2011	06.30.2012
Cash used in financing activities under Argentine GAAP	(158,960)	(344,586)
Acquisition of non-controlling interest in subsidiaries	(7,938)	(7,363)
Cash used in financing activities under RT 26	(166,898)	(351,949)

(d)	Net increase / (decrease) in cash and cash equivalents

	12.31.2011	06.30.2012
Net increase/ (decrease) in cash and cash equivalents under Argentine GAAP	16,163	(110,989)
Foreign exchange gain on cash and cash equivalents	3,728	109
Net increase/ (decrease) in cash and cash equivalents under RT 26	19,891	(110,880)

20

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.10.	Explanation of the transition to RT 26

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Argentine GAAP accounting policies and the RT No. 26 applied by the Company. Only the differences having an impact on the Company are explained below. The following is not a complete summary of all of the differences between Argentine GAAP and RT No. 26. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the summary tables above, which reflect the quantitative impacts from each change. Unless the quantitative impact is disclosed, the change impact is not significant to the Company.

Column I in the tables included on previous pages represents the Argentine GAAP balances prior to transition as published in the latest Company’s Argentine GAAP financial statements as of and for the year ended June 30, 2012 compared to transition date (July 1, 2011) and the financial statements of the Company prepared under Argentine GAAP for the six and three-month periods ended December 31, 2011. However, certain reclassifications and/or groupings have already been made to such information in Column I to avoid lengthy explanations of certain format changes introduced in these first financial statements according to RT 26. The main changes in the statements of financial position included in Column I are the following:

(1)
The line items  “Trade receivables” and “Other receivables” have been grouped into the new line item “Trade and other receivables”, except for deferred income tax assets and derivative financial instruments that have been shown separately.

(2)
The line items “Trade payables”, “Customer advances”, “Taxes payable” and “Other liabilities”  have been also grouped into the new line item “Trade and other payables”, except for current income tax liabilities, deferred income tax liabilities and derivative financial instruments that have been shown separately.

(3)	Goodwill which was previously disclosed separately, offsetting negative goodwill, that has been included as part of “Intangible assets”.

(4)	Cash equivalents previously disclosed as part of the line item current investments have been grouped together with cash and banks in the line named “Cash and cash equivalents”.

(5)
Investments in associates and subsidiaries previously included as part of “Non-current investments” have been separately disclosed in the new line item “Investments in subsidiaries, associates and joint ventures”.

21

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The following changes have been made to the statements of comprehensive income for the year ended June 30, 2012 and for the six and three-month periods ended December 31, 2011:

(1)
The format of the income statements has been restructured to simplify its reading. To that effect, all revenue streams of the Company which were previously disclosed separately, (i.e. leases and services and others), together with its corresponding costs of sales, have been aggregated into two line items titled "Revenues" and "Costs" in Column I. Revenue and Costs are then cross-referenced to respective notes in the financial statements where a detailed breakdown is provided per line of business.

(2)
According to Argentine GAAP, the financial results are broken down depending on whether it is generated by assets or liabilities. Under the RT 26, the Company has adopted the criterion of showing financial income and financial expenses on different lines in the income statement. For the sake of simplicity, the Company has reclassified the figures as per Argentine GAAP shown under “Financial income (expense) generated by assets” and “Financial income (expense) generated by liabilities”, into “Financial income” and “Financial expense”, as applicable, in Column I.

2.3.10.1.	Presentation reclassifications (Column II)

Presentation reclassifications affecting the statements of financial position

The column titled “Presentation Reclassifications” reflects the differences in disclosure and format between the statements of financial position under to Argentine GAAP and RT 26. Unless otherwise stated, amounts have been reclassified for presentational purposes under RT 26 prior to affecting the corresponding adjustments under Argentine GAAP, if applicable. The impact of the RT 26 adjustments on reclassified balances is included in Column III titled ¨Measurement Adjustments¨ and is further discussed in Note 2.3.10.2 below. Unless otherwise stated, these presentation reclassifications affect both the statements of financial position as at transition date, i.e. July 1, 2011, December 31, 2011, and June 30, 2012.

22

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(a) Investments properties

This reclassification is consistent with the one described in Note 2.3.10.2.a) to the Unaudited Condensed Interim Consolidated Financial Statements.

As of July 1, 2011, December 31, 2011, and June 30, 2012, the Company reclassified Ps. 824,062, Ps. 801,733 and Ps. 775,918 out of Property, plant and equipment, and Ps. 77,957, Ps. 77,957 and Ps. 118,059 out of non-current investments into the new line item titled “Investment properties” according to RT 26, respectively.

(b) Trading properties

This reclassification is consistent with the one described in Note 2.3.10.2.b) to the Unaudited Condensed Interim Consolidated Financial Statement.

As at July 1, 2011, December 31, 2011, and June 30, 2012, the Company reclassified Ps. 36,198, Ps. 23,242 and Ps. 14,424 out of Inventories, and Ps. 13,188, Ps. 13,188 and Ps. 13,188 out of non-current investments into the new line item titled “Trading properties” according to RT 26, respectively.

(c) In-kind receivables from barter transactions

This reclassification is consistent with the one described in Note 2.3.10.2.c) to the Unaudited Condensed Interim Consolidated Financial Statement.

The Company reclassified Ps. 23,309, Ps. 23,608 and Ps. 23,608 as of July 1, 2011, December 31, 2011, and June 30, 2012, respectively, out of Inventories into the new line item titled “Trading properties” according to RT 26.

(d) Non-current investments – financial assets

This reclassification is consistent with the one described in Note 2.3.10.2.d) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company reclassified Ps. 56,295, Ps. 58,945 and Ps. 68,945, as of July 1, 2011, December 31, 2011, and June 30, 2012, respectively, out of non-current investments into the new line item titled “Investments in financial assets” according to RT 26.

23

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(e) Current investments – financial assets

This reclassification is consistent with the one described in Note 2.3.10.2.e) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company reclassified Ps. 528, Ps. 269 and Ps. 348, as of July 1, 2011, December 31, 2011, and June 30, 2012, respectively, out of investments into “Investments in financial assets” according to RT 26.

(f) Advances for purchases of property, plant and equipment, inventories and investments in associates and joint ventures

The present reclassification is consistent with the one described in Note 2.3.10.2.f) to the Unaudited Condensed Interim Consolidated Financial Statements.

As of July 1, 2011, December 31, 2011, and June 30, 2012, the Company reclassified Ps. 6,011,  Ps. 8,380 and Ps. 12,475 out of Property, plant and equipment, respectively; and Ps. 1,022 out of Investments in associates and joint venture into “Trade and other receivables”, as at July 1, 2011.

(g) Software

The present reclassification is consistent with the one described in Note 2.3.10.2.g) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company reclassified Ps. 1,071, Ps. 796 and Ps. 937, respectively, as of July 1, 2011, December 31, 2011, and June 30, 2012, out of Property, plant and equipment, into “Intangible assets” under RT 26.

(h)       Investment in subsidiaries

The Company reclassified out of Investment in subsidiaries, associates and joint venture Ps. 17,656, Ps. 16,183, and Ps. 25,232, as at July 1, 2011, December 31, 2011, and June 30, 2012, respectively, into “Other liabilities” because the investment in Fibesa S.A. has become negative, due to the adjustments arised from  resolutions changes.

Presentation reclassifications affecting the statement of comprehensive income

(i)           Revenue – service income and service charges

The present reclassification is consistent with the one described in Note 2.3.10.2.h) to the Unaudited Condensed Interim Consolidated Financial Statements.

24

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

According to RT 26, as at the six-month period ended December 31, 2011 and the year ended June 30, 2012, Ps. 190,058 and Ps. 372,152 respectively was recognized for service charge income as a component of Company’s revenue with a corresponding amount of service charge expense as a component of Company’s costs. As the Company charges tenants the same amounts expensed with suppliers without any mark-up, there is no impact on operating income, net income or cash flows.

(j) Other operating income, net

This reclassification is consistent with the one described in Note 2.3.10.2.i) to the Unaudited Condensed Interim Consolidated Financial Statements.

According to RT 26, for the six-month period ended December 31, 2011 and for the year ended June 30, 2012, the Company reclassified gains and losses into “Revenues” and “Other operating income, net”.

Reclassifications affecting the statement of changes in Shareholders' equity

(k) Appraisal revaluation

The present reclassification is consistent with the one described in Note 2.3.10.2.j) to the Unaudited Condensed Interim Consolidated Financial Statements.

Presentation reclassifications affecting the statements of cash flows for the six-month period ended December 31, 2011 and for the fiscal year ended June 30, 2012.

Under Argentine GAAP, the effect of changes in exchange rate of cash and cash equivalents were shown as operating activities and were not presented as a forth category in the statements of cash flow, as RT 26 required.

Additionally, pursuant to Argentine GAAP, proceeds derived from sale of property, plant and equipment (including properties classified as investment property under RT 26) was reported as operating activities. In accordance with RT 26, proceeds derived from sale of investment property and property, plant and equipment is reported as investing activities.

25

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

Finally, according to Argentine GAAP, the acquisition of non-controlling interests was reported as investing activities, while under RT 26 it must be reported as cash from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statements of cash flows prepared under Argentine GAAP.

2.3.10.2	Measurement adjustments (Column III)

Argentine GAAP differs in certain significant respects from RT 26. Such differences involve methods of measuring the amounts shown in the separate financial statements, as further described below:

(A)	Revenue recognition – “scheduled rent increases”

The following adjustment is consistent with the one described in Note 2.3.10.3.A) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company recognized a receivable for rent averaging of Ps. 37,053, Ps. 50,477 and Ps. 63,901, in the line item “Trade and other receivables” as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended December 31, 2011, an amount of Ps. 37,053 was recognized against retained earnings and an amount of Ps. 13,424 was recognized in the line item “Revenues” in the statements of income. For the year ended June 30, 2012, an amount of Ps. 37,053 was recognized against retained earnings and an amount of Ps. 26,848 was recognized in the line item “Revenues” in the statements of income.

(B) Trading properties

The following adjustment is consistent with the one described in Note 2.3.10.3.C) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company eliminated the effect of inflation adjustment on trading properties and adjusted their value for an amount of Ps. 10,730, Ps. 8,049 and Ps. 7,164 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended December 31, 2011, an amount of Ps. 10,730 was recognized against retained earnings and an amount of Ps. 2,681 was recognized in the line item “Costs” in the statements of income. For the year ended June 30, 2012, an amount of Ps. 10,730 was recognized against retained earnings and an amount of Ps. 3,566 was recognized in the line item “Costs” in the statements of income.

26

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

On the other hand, the Company adjusted the revaluation of trading properties due to property contracts exchanged prior year-end and for which title had not been transferred as of that date, for an amount of Ps. 14,964, Ps. 10,468 and Ps. 8,869 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended December 31, 2011, the Company recognized: (i) a gain of Ps. 11,769 against “Costs” in the statements of income, (ii) a decrease for an amount of Ps. 7,273 in the line item “Gain from recognition of assets at net realizable value”, as shown in the statements of income according to Argentine GAAP, and (iii) the remaining amount of Ps. 14,964 against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized: (i) a gain of Ps. 19,309 against “Costs” in the statements of income, (ii) a decrease for an amount of Ps. 8,870 in the line item “Gain from recognition of assets at net realizable value”, as shown in the statements of income according to Argentine GAAP, (iii) a decrease of Ps. 26 in the line item “Finance income”, (iv) a decrease of Ps. 4,318 in the line item “Revenues” and (v) the remaining amount of Ps. 14,964 against retained earnings.

(C) Pre-operating and organization expenses

The following adjustment is consistent with the one described in Note 2.3.10.3.D) to the Unaudited Condensed Interim Consolidated Financial Statements.

As June 30, 2012, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized for an amount of Ps. 2,082 of Intangible assets. For the year ended June 30, 2012, the Company recognized a loss of Ps. 2,082 against “Other operating income, net” in the statements of income. As at July 1, 2011 and December 31, 2011 the company did not capitalize pre-operating expenses.

(D) Goodwill

Goodwill

The following adjustment is consistent with the one described in Note 2.3.10.3.E) to the Unaudited Condensed Interim Consolidated Financial Statements.

Business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under RT 26 as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date, which amounts Ps. 506. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under RT 26.

27

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

In accordance with IFRS, goodwill is not amortized; it is, instead, tested for impairment annually. Goodwill has been tested at transition date and no impairment has been recognized. Such goodwill had not been amortized under Argentine GAAP.

Negative goodwill

The following adjustment is consistent with the one described in Note 2.3.10.3.E) to the Unaudited Condensed Interim Consolidated Financial Statements.

The balances of negative goodwill recognized in the statements of financial position under Argentine GAAP were derecognized under RT 26 for an amount of Ps. 27,499, Ps. 26,535 and Ps. 25,507 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. Additionally, the balances of investments in associates and joint ventures in the statements of financial position under Argentine GAAP were derecognized under RT 26 for an amount of Ps. 186, Ps. 186 and Ps. 144 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively.

As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended December 31, 2011, the Company recognized: (i) a decrease for an amount of Ps. 964 in the line item “Amortization of goodwill”, as shown in the statements of income according to Argentine GAAP, and (ii) the remaining amount of Ps. 27,685 against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized (i) a decrease for an amount of Ps. 28 against “Net Income from investments in associates and joint ventures” as shown in the statements of income, (ii) a decrease for an amount of Ps. 2,062 in the line item “Amortization of goodwill”, as shown in the statements of income according to Argentine GAAP and (iii) the remaining amount of Ps. 27,685 against retained earnings.

(E) Non–current investments – financial assets

The following adjustment is consistent with the one described in Note 2.3.10.3.F) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company adjusted the value of these equity securities to fair value by Ps. 12,255, Ps. 13,797 and Ps. 6,090 at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended December 31, 2011, an amount of Ps. 6,090 was recognized against retained earnings and a gain of Ps. 1,542 was recognized against the line item “Financial results, net” in the statements of income. For the year ended June 30, 2012, an amount of Ps. 12,255 was recognized against retained earnings and an amount of Ps. 6,165 was recognized against the line item titled “Financial results, net” in the statements of income.

28

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(F) Initial direct costs on operating leases

The following adjustment is consistent with the one described in Note 2.3.10.3.G) to the Unaudited Condensed Interim Consolidated Financial Statements.

Ps. 185, Ps. 255 and Ps. 251 were added to “Investment properties”, as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended December 31, 2011, an amount of Ps. 185 was recognized against retained earnings, a gain of Ps. 102 was recognized against the line item “Selling expenses” and a loss of Ps. 32 against “Costs” in the statements of income. For the year ended June 30, 2012, an amount of Ps. 185 was recognized against retained earnings, a loss of Ps. 125 was recognized against the line item “Selling expenses” and a gain of Ps. 191 against “Cost” in the statements of income.

(G) Tenant deposits

The following adjustment is consistent with the one described in Note 2.3.10.3.H) to the Unaudited Condensed Interim Consolidated Financial Statements.

As a result, the Company adjusted the financial liability from tenant deposits within “Trade and other payables” for an amount of Ps. 35, Ps. 45 and Ps. 55 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended December 31, 2011, the Company recognized (i) a gain of Ps. 102 against “Revenues” in the statements of income (due to an increase of rental income under RT 26), (ii) a loss of Ps. 92 against “Finance cost” in the statements of income (due to the measurement of financial liabilities at amortized cost under RT 26), and (iii) the remaining amount of Ps. 35 against retained earnings. For the year ended June 30, 2012, the Company recognized: (i) a gain of Ps. 233 against “Revenues” in the statements of income (due to an increase of rental income under RT 26), (ii) a loss of Ps. 213 against “Finance cost” in the statements of income (due to the measurement of financial liabilities at amortized cost under RT 26), and (iii) the remaining amount of Ps. 35 against retained earnings.

(H) Impact of adjustments according to RT 26 in investments in subsidiaries

Argentine GAAP - Investment in entities in which the Company exercises control, are accounted for under equity method. Under this method, the investment is recognized at its original cost and periodically increased (decreased) for the investor share in profits (loss) of the subsidiary, and decreased by dividends received from the subsidiary. The Company applies its share to the financial statements of its investments booked under the equity method, prepared in accordance with Argentine GAAP.

29

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

RT 26 – As described in Note 2.1, the Company accounts for the investments in subsidiaries under the equity method of accounting. However, the Company has assessed the impact of RT 26 adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

As at July 1, 2011, December 31, 2011 and June 30, 2012, the subsidiaries of the Company are those detailed in Note 7 to the consolidated financial statements.

In Notes 2.3.10.3. (A), (B), (C), (D), (G), (H), (I), (J), and (N) to the Unaudited Condensed Interim Consolidated Financial Statements, there is a description of the most significant adjustments to the shareholders equity and net income of subsidiaries, as per RT 26.

As consequence, the investment in subsidiaries was reduced in Ps. 28,492, Ps. 32,459 and Ps. 36,006 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended December 31, 2011, an amount of Ps. 28,492 was recognized against retained earnings and an amount of Ps. 3,967 was recognized in the statements of income. For the year ended June 30, 2012, an amount of Ps. 28,492 was recognized against retained earnings and an amount of Ps. 7,514 was recognized in the statements of income.

(I) Impact of adjustments according to RT 26 in investments in associates

The following adjustment is consistent with the one described in Note 2.3.10.3.K) to the Unaudited Condensed Interim Consolidated Financial Statements.

The shareholders’ equity in associates was reduced by Ps. 6,454, Ps. 5,937 and Ps. 11,342 as at July 1, 2011, December 31, 2011, and 30 June, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the six-month period ended December 31, 2011 Ps. 6,454 were recognized against retained earnings and a gain of Ps. 517 was recognized against “Net income from investments in associates and joint ventures” in the income statement. For year ended June 30, 2012, Ps. 6,454 were recognized against retained earnings and a loss of Ps. 4,888 was recognized against “Net income from investments in associates and joint ventures” in the income statement.

30

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(J) Impact of adjustments to RT 26 in investments in joint ventures

The following adjustment is consistent with the one described in Note 2.3.10.3.L) to the Unaudited Condensed Interim Consolidated Financial Statements.

The shareholders’ equities in joint ventures were increased in Ps. 188 as at December 31, 2011, and reduced by Ps. 373 as at June 30, 2012. As at July 1, 2011, the Company did not have joint venture´s investments. For the six-month period ended December 31, 2011, a gain of Ps. 188 was recognized in the statements of income. For the year ended as of June 30, 2012, a loss of Ps. 373 was recognized in the statements of income.

(k) Purchase of additional interest in subsidiaries

The following adjustment is consistent with the one described in Note 2.3.10.3.M) to the Unaudited Condensed Interim Consolidated Financial Statements.

As at December 31, 2011 and June 30, 2012, the Company: (i) recognized a decrease in non-controlling interest and a debit against equity under RT 26 for an amount of Ps. 16,020 and Ps. 16,020, respectively.

(L) Deferred income tax

The following adjustment is consistent with the one described in Note 2.3.10.3.N) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company has assessed the impact of all RT 26 adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income tax of Ps. 8,929, Ps. 16,119 and Ps. 18,263 as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, an adjustment against retained earnings was recognized. For the six-month period ended December 31, 2011, an amount of Ps. 8,929 was recognized against retained earnings and an amount of Ps. 7,190 was recognized to “Income tax expense” in the statements of income. For the year ended June 30, 2012, an amount of Ps. 8,929 was recognized against retained earnings and an amount of Ps. 9,334 was recognized in the statements of income.

31

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.4.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under IFRS as at June 30, 2012 (which are included in Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements), and are based on those IFRS expected to be in force on June 30, 2013 (except for the accounting of investments in subsidiaries, associates and joint ventures, as described in Note 2.1). Likewise, the principal accounting policies are also described in such Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

2.5.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal years ended June 30, 2012, which are described in Exhibit I.

3.	Seasonal effects on operations

See seasonal effects on operations in Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.	Acquisitions and sales

Acquisitions of financial assets

During this period the APSA purchased from its controlling company IRSA Inversiones y Representaciones Sociedad Anónima corporate notes Class II (USD) due on July 20, 2020 in the amount of USD 3.55 million, which accrue interest at a fixed annual rate of 11.5% and will be paid semi-annually, while payment of principal is due upon maturity.

Latter, on September 14, 2012, APSA sold those notes to its subsidiaries Emprendimientos Recoleta S.A. and Panamerican Mall S.A. for USD 1.31 million and USD 2.24 million respectively.

32

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and sales (Continued)

See acquisitions and sales in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.	Financial Risk Management

5.1.	Financial risk

The Company’s  activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Exhibit I provides information on financial risk management as of June 30, 2012 and July 1, 2011. Since June 30, 2012 there have been no significant changes in the risk management or risk management policies applied by the Company.

5.2.	Fair value estimates

Since June 30, 2012 there have been no significant changes in business on economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

33

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.           Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for each subsidiaries, associates and joint ventures for the six-month period ended December 31, 2012 and for the year ended June 30, 2012:

	December 31, 2012	June 30, 2012
Beginning of the period	(1) 847,988	(1) 697,864
Acquisitions	(2) 32,000	57,642
Capital contribution	51,820	56,446
Profit - sharing	25,895	72,830
Financial costs capitalized	3,275	1,440
Dividends distribution	(23,355)	(22,230)
Reversion of Intercompany transactions	-	(16,004)
End of the period / year	(1) 937,623	(1) 847,988

(1)	Includes Ps. (1,006), Ps. (3,658) and Ps. (5,448) as of at December 31, 2012, June 30, 2012 and July 1, 2011 respectively, in relation to the equity interest in Fibesa S.A..
(2)	See acquisitions of joint venture in Note 8 to the Unaudited Condensed Interim Consolidated Financial Statements.

7.	Investment properties, net

Changes in the Company’s investment properties for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	894,228	902,204
Additions and acquisitions	26,406	69,295
Disposals of unused assets	-	(642)
Depreciation charge (i) (Note 23)	(45,116)	(76,629)
End of the period / year	875,518	894,228

(i)	Depreciation charges of investment property are included within “Costs” in the statements of income (Note 23).

The following amounts have been recognized in the statements of income:

	December 31, 2012	December 31, 2011
Rental and service income	672,251	557,125
Direct operating expenses	(292,094)	(247,348)

34

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.	Property, plant and equipment, net

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	15,344	13,639
Additions	3,202	6,200
Disposals	-	(113)
Depreciation charge (i) (Note 23)	(3,141)	(4,382)
End of the period / year	15,405	15,344

(i)	Depreciation charges are included within “Costs”, “General and administrative expenses” and “Selling expenses” in the statements of income (Note 23).

9.	Trading properties

Changes in the Company’s trading property for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	39,346	47,001
Additions	5	315
Sales (i)	(762)	(7,970)
End of the period / year	38,589	39,346

(i)	Corresponds to the sale of housing units (apartments and parking spaces) of plot 2G.

10.	Intangible assets, net

Changes in the Company’s intangible assets for the six-month period ended December 31, 2012 and for the year ended June 30, 2012 were as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	1,152	1,368
Additions	105	491
Amortization charge (i) (Note 23)	(310)	(707)
End of the period / year	947	1,152

(i)	Amortization charge is included within “Costs” in the statements of income (Note 23).

35

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Inventories

Company’s inventories as of December 31, 2012, June 30, 2012 and July 1, 2011 were as follows:

	December 31, 2012	June 30, 2012	July 1, 2011
Current
Materials and others items of inventory	8,569	9,404	6,554
Total inventories	8,569	9,404	6,554

12.	Trade and other receivables, net

The following table shows the Company´s trade and other receivables as of December 31, 2012, June 30, 2012 and July 1, 2011:

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
Leases and services receivable	48,348	36,201	20,837
Property sales receivable	3,085	2,582	2,322
Less: provision for impairment of trade receivables	(2,208)	(2,208)	(2,208)
Non-current trade receivables, net	49,225	36,575	20,951
Prepayments	3,051	2,020	2,818
Others	17	19	794
Non-current other receivables, net	3,068	2,039	3,612
Related parties (Note 28)	51,331	32,381	-
Non-current trade and other receivables, net	103,624	70,995	24,563
Current
Leases and services receivable	149,760	120,518	87,676
Deferred checks received	122,220	104,097	72,366
Debtors under legal proceedings	37,575	37,922	35,271
Property sales receivable	332	100	647
Less: provision for impairment of trade receivables	(41,050)	(39,552)	(38,390)
Current trade receivables, net	268,837	223,085	157,570
Loans	4,326	309	-
Prepayments	27,028	32,005	27,463
Other tax receivables	2,503	6,467	4,334
Advance payments	13,930	12,475	7,033
Others	539	4,098	2,142
Less: provision for bad debts	(11)	-	-
Current other receivables, net	48,315	55,354	40,972
Related parties (Note 28)	80,485	33,414	43,011
Current trade and other receivables, net	397,637	311,853	241,553
Total trade and other receivables, net	501,261	382,848	266,116

36

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables, net (Continued)

Movements on the Company’s provision for impairment of trade receivables are as follows:

	December 31, 2012	June 30, 2012
Beginning of the period / year	41,760	40,598
Additions (Note 23)	7,004	7,913
Recovery (Note 23)	(5,295)	(3,004)
Used during the year	(200)	(3,747)
End of the period / year	43,269	41,760

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statements of income (Note 23). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

13.	Investments in financial assets

The following table shows the Company´s investments in financial assets as of December 31, 2012, June 30, 2012 and July 1, 2011:

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
Investment in equity securities in TGLT S.A.	50,095	65,035	68,550
Don Mario S.G.R.	10,060	10,000	-
Non-current portion	60,155	75,035	68,550
Current
Mutual funds	44	347	527
Mortgage bonds (Note 28)	1	1	1
Don Mario S.G.R.	708	-	-
Current portion	753	348	528
Total investments in financial assets	60,908	75,383	69,078

14.	Cash and cash equivalents information

The following table shows the Company´s amounts of cash and cash equivalents as of December 31, 2012, June 30, 2012 and July 1, 2011:

	December 31, 2012	June 30, 2012	July 1, 2011
Cash at bank and on hand	162,959	17,353	8,842
Mutual funds	640	1,090	120,591
Total cash and cash equivalents	163,599	18,443	129,433

37

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.           Cash and cash equivalents information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the six-month periods ended December 31, 2012 and 2011.

	Note	December 31, 2012	December 31, 2011
Profit for the period		166,866	193,061
Adjustments for:
Income tax expense	19	71,383	79,466
Amortization and depreciation	23	48,567	40,798
Gain from disposal of investment property		(2,229)	-
Provision for Directors’ fees	28	20,467	971
Reserve for share-based compensation	27	2,536	1,879
Loss from derivative financial instruments	26	-	1,074
Fair value gains of financial assets at fair value through profit or loss	26	15,373	(1,542)
Financial results, net		95,909	63,703
Impairment of receivables, net	23	1,709	1,534
Provisions	17	3,670	999
Share of profit of subsidiaries, associates and joint ventures	6	(25,895)	(50,192)
Unrealized foreign exchange loss, net		(756)	3,728
Changes in operating assets and liabilities:
Decrease (Increase) in inventories	11	835	(143)
Decrease in trading properties	9	2,986	4,898
Increase in trade and other receivables, net	12	(98,201)	(81,641)
Increase in trade and other payables	15	29,242	29,168
Decrease in payroll and social security liabilities	16	(4,519)	(4,901)
Decreased in previsions	17	(202)	(233)
Net cash generated from operating activities before income tax paid		327,741	282,627

The following table shows a detail of non-cash transactions occurred in the periods ended December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Decrease in equity investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables, net	3,355	-
Decrease in trade and other payables through an increase in shareholders’ equity	626	-
Increase in equity investments in subsidiaries, associates and joint ventures through an increase in borrowings	-	8,645
Increase in equity investments in subsidiaries, associates and joint ventures through an increase in trade and other payables	-	12,258
Conversion of notes	-	38
Decrease in trade and other payables through a decrease in equity investments in associates and joint ventures	-	239
Decrease in other liabilities through a decrease in equity investments in associates and joint ventures	-	11,307
Decrease in trade and other receivables, net through an increase in equity investments in associates and joint ventures	-	1,765
Decrease in borrowings through a decrease in equity investments in associates and joint ventures	-	478
Decrease in borrowings through an increase in trade and other payables	-	60
Increase in equity investments in associates and joint ventures through a decrease in trade and other receivables, net	-	13,715

38

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Trade and other payables, net

The following table shows the Company´s trade and other payables as of December 31, 2012, June 30, 2012 and July 1, 2011:

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
Admission rights	88,234	79,629	59,334
Rent and service payments received in advance	16,748	18,172	21,078
Trade payables	-	4	47
Non-current trade payables	104,982	97,805	80,459
Tax amnesty plan for payable taxes	15,833	16,812	16,752
Other income to be accrued	8,770	8,902	9,170
Tenant deposits	617	799	327
Others	15	148	449
Other tax payables	-	-	2,446
Non-current other payables	25,235	26,661	29,144
Related parties (Note 28)	12	73	12
Non-current trade and other payables	130,229	124,539	109,615
Current
Admission rights	79,043	70,085	52,114
Rent and service payments received in advance	54,988	52,300	26,658
Invoices to be received	45,527	41,705	35,481
Trade accounts payables	37,416	32,016	22,216
Payments received in advance	22,773	8,878	34,123
Tenant deposits	796	465	1,194
Current Trade payables	240,543	205,449	171,786
VAT payables	16,424	15,572	14,082
Withholding income tax	11,528	7,418	4,810
Tax amnesty plan for payable taxes	2,745	2,663	2,590
Dividends payable	4,112	6,092	-
Other tax payables	2,490	1,765	10,847
Other income to be paid	266	266	16,509
Others	813	2,219	1,378
Current other payables	38,378	35,995	50,216
Related parties (Note 28)	66,017	62,707	28,423
Current trade and other payables	344,938	304,151	250,425
Total trade and other payables	475,167	428,690	360,040

39

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Payroll and social security liabilities

The following table shows the Company´s payroll and social security liabilities as of December 31, 2012, June 30, 2012 and July 1, 2011:

	December 31, 2012	June 30, 2012	July 1, 2011
Current
Provision for vacation, bonuses and others	9,839	14,891	14,039
Social security payable	3,933	3,002	2,625
Others	-	398	577
Total payroll and social security liabilities	13,772	18,291	17,241

17.	Provisions

The table below shows the movements in the Company's provisions for other liabilities categorized by type:

Labor, legal and other claims
At July 1, 2011	9,459
Additions	4,438
Recovery	(4,424)
Used during year	(388)
At June 30, 2012	9,085
Additions (Note 25)	4,922
Recovery (Note 25)	(1,252)
Used during period	(202)
At December 31, 2012	12,553

The analysis of total provisions is as follows:

	December 31, 2012	June 30, 2012	July 1, 2011
Non-current	8,514	9,085	9,459
Current	4,039	-	-
	12,553	9,085	9,459

40

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Borrowings

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value	December 31, 2012	June 30, 2012	July 1, 2011
Non-current
APSA ON Series I due 2017	Unsecured	USD	Fixed	7.875%	120,000	540,980	497,970	452,100
APSA ONC due 2014 (Note 28)	Unsecured	USD	Fixed	10%	50,000	40	143,717	130,515
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	43,527	38,689	35,125
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	258	1,272	1,530	-
Syndicated loan (iv) (Note 28)	Unsecured	Ps.	Fixed	15.01%	118,000	104,890	-	-
Issuance expenses to be accrued		Ps.				(3,074)	(1,782)	(2,237)
Finance lease obligations	Secured	USD	Fixed	7.50%	666	202	426	-
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	29,000	25,778	-	-
Non-current borrowings						713,615	680,550	615,503
Related parties (Note 28)						81,286	64,144	32,229
Total non-current borrowings						794,901	744,694	647,732
Current
APSA ON Series II due 2012	Unsecured	Ps.	Fixed	11%	154,020	-	-	26,601
APSA ONC due 2014 (Note 28)	Unsecured	USD	Fixed	10%	50,000	163,147	6,536	19,231
APSA ON Series I due 2017	Unsecured	USD	Fixed	7.875%	120,000	5,205	5,009	4,944
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	1,563	2,854	2,789
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	258	8,362	10,235	8,900
Seller financing - Nuevo Puerto Santa Fe S.A (iii)	Unsecured	USD	Fixed	7.44%	269	1,324	4,966	1,925
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	29,000	3,449	-	-
Syndicated loan (iv) (Note 28)	Unsecured	Ps.	Fixed	15.01%	118,000	13,789	-	-
Other borrowings	Unsecured	USD	Fixed	4%	560	-	-	2,346
Bank overdrafts	Unsecured	Ps.	Floating	13.5 % to 17.5%	82,585	82,700	31,976	52,273
Issuance expenses to be accrued	Unsecured	Ps.	Floating			(1,940)	(455)	(454)
Finance lease obligations	Secured	USD	Fixed	7.50%	666	531	787	-
Current borrowings						278,130	61,908	118,555
Related parties (Note 28)						1,356	314	318
Total current borrowings						279,486	62,222	118,873
Total borrowings						1,074,387	806,916	766,605

(i)	Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million at a fixed interest rate of 5% due in June 2017.
(ii)	Seller financing Arcos del Gourmet S.A. (intangible assets) = Unsecured financing of USD 1 million plus a variable amount of up to a maximum of USD 3.5 million.
(iii)	Seller financing Nuevo Puerto Santa Fe S.A. (investment property) = Financing of USD 4.5 million paid in 19 monthly interest-free installments due in February 2013.
(iv)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000 with several banks, including Banco Hipotecario (see Note 32). Principal will be payable in 9 quarterly consecutive installments.

(v)	On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting on December 2013.

41

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Current and Deferred income tax

The detail of the provision for the Company’s income tax as of December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Current income tax	70,911	84,816
Deferred income tax	472	(5,350)
Income tax expense	71,383	79,466

The gross movement on the deferred income tax account is as follows:

	December 31, 2012	June 30, 2012
Beginning of period	107,433	123,769
Income tax for the period	472	(16,336)
End of period / year	107,905	107,433

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit before income tax for the six-month period ended December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Net income at tax rate	83,387	95,384
Permanent differences:
Non-deductible items	455	1,488
Results from equity investees companies	(9,063)	(17,567)
Difference between the income tax liability and the tax return	(3,437)	124
Others	41	37
Income tax expense	71,383	79,466

20.	Dividends

Dividends paid in the period

The dividends paid in the period ended December 31, 2012 were Ps. 142,606.

The dividends of the period ended June 30, 2012 of Ps. 317,000 were approved at the annual general ordinary shareholders’ meeting on October 31, 2012.

42

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Dividends (Continued)

Expired dividends

From the amount of Ps. 3,128 of current dividends as of September 30, 2012 on November 17, 2012, Ps. 626 expired, remaining an amount of Ps. 2,502 disclosed under the “Trade and other payables” line item.

21.	Revenues

	December 31, 2012	December 31, 2011

Base rent	232,038	187,102
Expenses and collective promotion fund	225,140	190,058
Contingent rent	124,745	106,624
Admission rights	45,895	37,010
Parking fees	22,522	16,412
Averaging of scheduled rent escalation	13,405	13,493
Management fees	6,997	5,469
Others	1,509	957
Total rental and service income	672,251	557,125
Sale of trading properties	4,260	24,090
Total sale of trading properties	4,260	24,090
Total revenues	676,511	581,215

22.	Costs

	December 31, 2012	December 31, 2011
Service charge expense and other operating costs	292,094	247,348
Cost of property operations	292,094	247,348
Cost of sale of trading properties	2,027	7,597
Total costs of trading properties	2,027	7,597
Total costs (Note 23)	294,121	254,945

43

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Expenses by nature

For the six-month period ended December 31, 2012:
	Costs
	Service charge expense and other operating costs	Cost of sale of trading properties	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	82,857	221	3,258	2,274	88,610
Maintenance, security, cleaning, repairs and others	64,987	607	234	60	65,888
Advertising and other selling expenses	59,192	-	-	2,313	61,505
Amortization and depreciation	48,166	-	343	58	48,567
Taxes, rates and contributions	20,806	77	61	15,143	36,087
Directors´ fees	-	-	22,832	-	22,832
Fees and payments for services	7,931	1	6,398	469	14,799
Leases and expenses	7,427	358	414	102	8,301
Impairment of receivables (charge and recovery)	-	-	-	1,709	1,709
Cost of sale of properties	-	762	-	-	762
Others	728	1	1,162	37	1,928
Total expenses by nature	292,094	2,027	34,702	22,165	350,988

44

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Expenses by nature (Continued)

For the six-month period ended December 31, 2011:

	Cost
	Service charge expense and other operating costs	Cost of sale of trading properties	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	64,201	-	4,313	1,974	70,488
Advertising and others selling expenses	56,625	-	-	2,608	59,233
Maintenance, security, cleaning, repairs and others	54,159	564	219	29	54,971
Amortization and depreciation	40,632	-	166	-	40,798
Taxes, rates and contributions	13,174	115	128	10,346	23,763
Directors´ fees	-	-	18,121	-	18,121
Fees and payments for services	6,463	28	3,919	427	10,837
Leases, service charges and vacant property cost	7,139	332	459	92	8,022
Cost of sale of properties	-	6,556	-	-	6,556
Impairment of receivables (charge and recovery)	-	-	-	1,534	1,534
Others	4,955	2	680	24	5,661
Total expenses by nature	247,348	7,597	28,005	17,034	299,984

45

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Employee costs

	December 31, 2012	December 31, 2011
Salaries, bonuses and social security costs	85,786	67,909
Share-based compensation (Note 27)	2,536	1,879
Pension costs – defined contribution plan	288	700
Employee costs	88,610	70,488

25.	Other operating (expense) / income, net

	December 31, 2012	December 31, 2011
Management fee	6,377	5,088
Lawsuits and other contingencies (Note 17)	(3,670)	(321)
Tax on personal assets	(80)	(87)
Donations	(2,987)	(2,298)
Others	95	826
Total other operating (expense) / income, net	(265)	3,208

26.	Financial results, net

	December 31, 2012	December 31, 2011
Finance income:
- Interest income	8,192	3,830
- Foreign exchange, net	2,924	6,623
- Fair value gains of financial assets at fair value through profit or lost	3,912	3,601
Finance income	15,028	14,054

Finance cost
- Interest expense	(38,964)	(36,287)
- Foreign exchange, net	(61,768)	(31,556)
- Other finance costs	(9,899)	(7,241)
- Fair value loss of financial assets at fair value through profit or loss	(16,139)	-
- Loss from derivative financial instruments	(1,162)	(1,074)
Finance cost	(127,932)	(76,158)
Total financial results, net	(112,904)	(62,104)

27.	Share-based payments

For the periods ended December 31, 2012 and 2011, the Company recognized a charge of   Ps. 2,536 and Ps. 1,879, respectively, associated with Incentive Plans.

46

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Related party transactions

The following is a summary of the balances with related parties as of December 31, 2012:

Related party	Description of transaction	Investments in financial assets	Trade and other receivable non-current	Trade and other receivable current	Trade and other payables non-current	Trade and other payables current	Borrowings Non-current	Borrowings Current
Arcos del Gourmet S.A. (13)	Reimbursement of expenses	-	27,909	708	-	-	-	-
	Management fee	-	-	6,275	-	-	-	-
Apsamedia S.A. (13)	Reimbursement of expenses	-	-	2,384	-	(2,071)	-	-
	Monthly fee advertising space	-	-	12,662	-	-	-	-
	Loans	-	-	-	-	-	(57,050)	-
Canteras Natal Crespo S.A. (10)	Reimbursement of expenses	-	-	1	-	-	-	-
Conil S.A. (13)	Reimbursement of expenses	-	-	19	-	-	-	-
Emprendimiento Recoleta S.A. (13)	Reimbursement of expenses	-	-	1,173	-	(1,224)	-	-
	Dividends	-	-	3,355	-	-	-	-
	Non-Convertible notes 2017	-	-	-	-	-	(548)	(6)
Fibesa (13)	Reimbursement of expenses	-	-	429	-	(46)	-	-
	Loans	-	-	-	-	-	(24,236)	(1,356)
FyO Trading (8)	Reimbursement of expenses	-	-	7	-	-	-	-
IRSA Internacional LLC (10)	Reimbursement of expenses	-	-	61	-	-	-	-
Consultores Asset Management S.A. (CAMSA) (1)	Reimbursement of expenses	-	-	75	-	(5)	-	-
Estudio Zang, Bergel y Viñes (2)	Legal services	-	-	68	-	(508)	-	-
Fundación IRSA (3)	Reimbursement of expenses	-	-	10	-	-	-	-
Fundación Museo de los niños (3)	Reimbursement of expenses	-	-	609	-	(11)	-	-
	Leases	-	-	700	-	-	-	-
Directors	Fees	-	-	-	-	(20,467)	-	-
	Reimbursement of expenses	-	-	-	-	(62)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
	Convertible notes 2014	-	-	-	-	-	(5)	-
Banco Hipotecario S.A. (5)	Leases	-	-	10	-	-	-	-
	Reimbursement of expenses	-	-	292	-	-	-	-
	Mortgage bonds	1	-	-	-	-	-	-
	Loans	-	-	-	-	-	(17,778)	(2,222)
Cyrsa S.A. (6)	Reimbursement of expenses	-	-	293	-	(46)	-	-
Tarshop S.A. (7)	Reimbursement of expenses	-	-	208	-	(21)	-	-
	Leases	-	-	8	-	-	-	-

47

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets	Trade and other receivable non-current	Trade and other receivable current	Trade and other payables non-current	Trade and other payables current	Borrowings Non-current	Borrowings Current
Cactus S.A. (8)	Reimbursement of expenses	-	-	6	-	-	-	-
Cresud S.A.C.I.F. y A. (9)	Reimbursement of expenses	-	-	3,183	-	(433)	-	-
	Shared services	-	-	9,671	-	(33,997)	-	-
Futuros y Opciones.Com S.A. (8)	Reimbursement of expenses	-	-	82	-	(6)	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (11)	Expenses to be recovered	-	-	664	-	(3,593)	-	-
	Convertible Notes 2014	-	-	-	-	-	-	(163,147)
	Reimbursement of expenses	-	-	235	-	-	-	-
	Loans	-	-	29,763	-	-	-	-
Inversiones Financieras del Sur S.A. (4)	Reimbursement of expenses	-	-	-	-	(3)	-	-
Llao Llao Resorts S.A. (10)	Reimbursement of expenses	-	-	467	-	-	-	-
Nuevas Fronteras S.A. (10)	Reimbursement of expenses	-	-	28	-	(90)	-	-
Nuevo Puerto Santa Fe S.A. (12)	Reimbursement of expenses	-	-	736	-	(105)	-	-
	Management fee	-	-	24	-	-	-	-
Panamerican Mall S.A. (13)	Reimbursement of expenses	-	-	5,237	-	(3,319)	-	-
	Management fee	-	-	959	-	-	-	-
	Non-Convertible notes 2017	-	-	-	-	-	(915)	(10)
Puerto Retiro S.A. (10)	Reimbursement of expenses	-	-	1	-	-	-	-
Quality Invest S.A. (12)	Loans	-	-	3	-	-	-	-
Solares de Santa María S.A. (10)	Reimbursement of expenses	-	-	2	-	-	-	-
Shopping Neuquén S.A. (13)	Reimbursement of expenses	-	-	42	-	(10)	-	-
	Loans	-	12,481	-	-	-	-	-
Torodur S.A. (13)	Reimbursement of expenses	-	-	35	-	-	-	-
	Loans	-	10,941	-	-	-	-	-
		1	51,331	80,485	(12)	(66,017)	(100,532)	(166,741)

48

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2012:

Related party	Income from leases	Costs from leases	Finance cost	Finance income	General and administrative expenses	Other income (expenses), net	Shared Services
Apsamedia S.A. (13)	-	-	(3,041)	-	-	-	-
Arcos del Gourmet S.A. (13)	-	-	-	-	-	1,452	-
Cresud S.A.C.I.F.y A. (9)	-	-	-	2	-	-	(33,091)
Directors	-	-	-	-	(22,832)	-	-
Emprendimiento Recoleta S.A. (13)	-	-	(7)	-	58	360	866
Estudio Zang, Bergel y Viñes (2)	-	-	-	-	(6,290)	-	-
Fibesa (13)	-	(20)	(1,335)	-	-	61	-
Fundación IRSA (3)	-	-	-	-	(1,171)	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (11)	-	-	(7,579)	404	(2,401)	-	(1,100)
Nuevo Puerto Santa Fe S.A. (12)	-	-	-	-	-	705	-
Panamerican Mall S.A. (13)	-	-	(13)	-	221	3,671	3,283
Tarshop S.A. (7)	1,122	-	-	-	-	-	-
Quality Invest S.A. (12)	-	-	-	10	-	108	-
Shopping Neuquén S.A. (13)	-	-	-	489	-	-	-
Torodur (13)	-	-	-	316	-	-	-
	1,122	(20)	(11,975)	1,221	(32,415)	6,357	(30,042)

(1)	Related to Cresud and shareholder of IRSA.
(2)	Related to the Board of Directors.
(3)	Related to IRSA.
(4)	Shareholder of Cresud and IRSA.
(5)	Equity Investee of IRSA.
(6)	Joint venture of IRSA.
(7)	Associate.
(8)	Subsidiary of Cresud.
(9)	IRSA majority shareholder.
(10)	Subsidiary of IRSA.
(11)	Majority shareholder.
(12)	Joint venture.
(13)	Subsidiary.

49

Alto Palermo S.A. (APSA)
Notes to the Unaudited Condensed Interim Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Negative working capital

At the end of the period, the Company has negative working capital, which is mostly attributable to APSA’s convertible corporate notes being disclosed as current liabilities considering the information included in subsequent events (See Note 30).

30.	Subsequent events

See Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements.

50

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina
The present Unaudited Condensed Interim Separate Financial Statements should be read along with Exhibit I. This Exhibit contains a detailed presentation of the additional information required by the IFRS as of June 30, 2012 and July 1, 2011, which is necessary for understanding the present Unaudited Condensed Separate Financial Statements and for making it possible for them to be presented in a condensed form pursuant to IAS 34.

1.	Most relevant accounting policies

The principal accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are set out in Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements, and are based in those IFRS expected to be in force as of June 30, 2013.

2.	Acquisitions and disposals

See Note 4 to Unaudited Condensed Interim Consolidated Financial Statements for information of acquisitions and disposals for the six-month period ended December 31, 2012.

3.	Financial Risk Management

Risk management principles and procedures

The risk management function within the Company is carried out in respect of financial risks. Financial risk comprises market risk (including foreign currency risk, interest rate risk and other price risk), credit risk and liquidity risk.

See description of risk management principles, policies and procedures in Note 3 to Exhibit I of the Unaudited Condensed Interim Consolidated Financial Statements.

(a)	Market risk management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities and commodity price risks and equity securities price risks, to the extent that these are exposed to general and specific market movements. The Company sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

Sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rate and changes in foreign currency rates.

51

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

3.	Financial risk management (Continued)

See details from Financial risk management in Note 3, Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

Foreign exchange risk:

The Company issues its financial statements in Argentine Pesos and conducts business in many foreign currencies. As a result, the Company is subject to foreign currency exchange risk due to exchange rate movements. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The activities of the Company are primarily located in Argentina where the Argentine Peso is the functional currency. However, in the ordinary course of business, the Company transacts in currencies other than the respective functional currencies primarily in US dollars. The Company´s net financial position exposure to the US dollar is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowing in foreign currencies. Exposure to other foreign currencies has not been significant to date.

As of June 30, 2012, the net carrying amounts of its financial instruments in US dollar were Ps. 658.6 million (liability). The Company estimates that, all other factors being constant, a 10% appreciation of the US dollar would reduce profits before taxes by Ps. 65.9 million for fiscal year ended June 30, 2012. A 10% depreciation of the US dollar would have an equal and opposite effect in the income statement.

This sensitivity analysis provides only a limited, point-in-time view of the foreign exchange risk sensitivity of certain of the Company’s financial instruments. The actual impact of the foreign exchange rate changes on the Company’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Interest rate risk:

The Company is exposed to interest rate risk on its investments in debt instruments, short-term and long-term loans and derivative financial instruments.

52

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

3.	Financial risk management (Continued)

The primary objective of the Company’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Company diversifies its portfolio in accordance with the limits set by the Company. The Company maintains a portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds. As the Company’s interest-bearing assets do not generate significant amounts of interest, changes in market interest rates do not have any significant direct effect on the Company’s income.

The Company’s interest rate risk principally arises from long-term loans (Note 18). Loans issued at floating rates expose the Company to cash flow interest rate risk. Loans issued at fixed rates expose the Company to fair value interest rate risk.

The following tables show a breakdown of the Company’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases). All amounts are shown in thousands of Argentine Pesos, the Company’s presentation currency:

Borrowings per currency
Fixed rate:
US Dollar	732,452
Subtotal fixed-rate borrowings	732,452
Floating rate:
Argentine Peso	58,912
Subtotal floating-rate borrowings	58,912
Total borrowings as per analysis	791,364
Interest	14,339
Finance leases	1,213
Total borrowings as per Statement of Financial Position	806,916

The Company estimates that, all other factors being constant, a 1% increase in the floating interest rate at the end of the fiscal year would reduce profits before taxes by Ps. 8,069 for fiscal year ended June 30, 2012. A 1% decrease in the floating interest rate would have an equal and opposite effect in the income statement.

This sensitivity analysis provides only a limited, point-in-time view of the interest risk sensitivity of certain of the Company’s financial instruments. The actual impact of the interest rate changes on the Company’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

53

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

3.	Financial risk management (Continued)

Other price risk

The Company is exposed to equity securities price risk because of investments held by the Company and classified on the Statement of Financial Position at fair value through profit or loss.

As of June 30, 2012, the total value of the Company’s investments in shares of public companies (TGLT) amounts to Ps. 65,035. The company estimates that, all other factors being constant, a 10% decrease in the prices of equity securities would reduce profits before taxes by Ps. 6,504 million for fiscal year ended June 30, 2012. A 10% increase in the prices of equity securities would have an equal and opposite effect in the income statement.

This sensitivity analysis provides only a limited, point-in-time view of the price risk sensitivity of certain of the Company’s financial instruments. The actual impact of the interest rate changes on the Company’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

(b)	Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to the Company.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, investments of surplus cash balances, and from the use of derivative financial instruments.

See details from Credit risk management in Note 3, Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

According to the Company’s policy, the Company places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statement of financial position (Note 14).

The Company´s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk.

54

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

3.	Financial risk management (Continued)

The Company’s policy is to manage credit exposure to trade receivables and other within defined trading limits. All of the Company’s significant counterparties are assigned internal credit limits. Trade receivables from development property activities are primarily derived from leases and services from shopping centers, office and other rental properties and receivables from the sale of trading properties and investment properties (mainly undeveloped land and rental properties). No significant losses in such accounts are expected by the Company. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statement of financial position after deducting the allowance for impairment (see Note 12).

(c)	Liquidity risk management

The Company is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value.

See details from Financial risk management in Note 3, Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

The tables below analyze the Company’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows. Where the interest payable is not fixed, the amount disclosed has been determined by reference to the projected interest rates implied by yield curves at the reporting date.

At June 30, 2012	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	138,518	935	-	202	192	139,847
Borrowings (excluding finance lease liabilities)	107,273	105,254	193,912	108,604	582,552	1,097,595
Finance leases	895	107	107	106	106	1,321
Total	246,686	106,296	194,019	108,912	582,850	1,238,763

At July 1, 2011	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	87,679	499	297	-	61	88,536
Borrowings	162,639	63,117	51,285	209,300	583,130	1,069,471
Total	250,318	63,616	51,582	209,300	583,191	1,158,007

55

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

3.	Financial risk management (Continued)

(d)	Capital risk management

The capital structure of the Company consists of shareholders’ equity and net borrowings. The type and maturity of the Company’s borrowings are analyzed further in Note 18 and the Company’s equity is analyzed into its various components in the statement of changes in equity.

See details from Financial risk management in Note 3, Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

The following table details a number of the Company’s key metrics in relation to managing its capital structure. The ratios are within the ranges defined by the Company’s strategy.

	June 30, 2012	July 1, 2011
Gearing ratio (i)	43.38%	44.14%
Debt ratio (ii)	88.71%	83.70%

(i)	Calculated as total debt (including current and non-current borrowings) divided by total capital (including equity plus total debt). Share of joint ventures is not considered in the calculation.

(ii)	Calculated as total debt diluted for total of investment property (including trading property and investment property). Share of joint ventures is not considered in the calculation.

Other non-financial risks

See details from other non-financial risks in Note 3, Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

4.	Significant judgments, key assumptions and estimates

The Company’s significant accounting policies are stated in Note 1 of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimation involved in their application and their impact on the Unaudited Condensed Interim Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

56

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

4.1.	Critical accounting policies and Assumptions

(a) Business combinations – purchase price allocation

(b) Impairment testing of goodwill

(c) Impairment testing of non-current assets other than goodwill

(d) Fair value of derivatives and other financial instruments

(e) Provision for impairment of trade receivables

See the description of the Company’s accounting estimates and critical assumptions in Note 4 to Exhibit I of the Unaudited Condensed Interim Consolidated Financial Statements.

4.2.	Significant judgments in the applications of the Company’s accounting policies

Significant judgment is required in determining the overall provision for income taxes and is described in Note 4.2 Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

5.	Information about main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Set out below are the summarized financial information for each subsidiaries, associates and joint ventures in Note 6 to Unaudited Condensed Interim Separate Financial Statements.

6.	Investment properties

Changes in the Company’s investments properties for the year ended June 30, 2012 were as follows:

	Shopping Centers portfolio	Office buildings and other rental properties portfolio	Plot of land	Properties under development	Total
At July 1, 2011
Costs	1,680,613	45,854	38,332	9,264	1,774,063
Accumulated depreciation	(862,305)	(9,554)	-	-	(871,859)
Net book amount	818,308	36,300	38,332	9,264	902,204
Year ended June 30, 2012
Opening net book amount	818,308	36,300	38,332	9,264	902,204
Additions	29,193	-	40,102	-	69,295
Transfers	2,075	(2,075)	-	-	-
Disposals of unused assets	(642)	-	-	-	(642)
Depreciation (i) (Note 26)	(75,562)	(1,067)	-	-	(76,629)
Closing net book amount	773,372	33,158	78,434	9,264	894,228
At June 30, 2012
Costs	1,711,239	43,779	78,434	9,264	1,842,716
Accumulated depreciation	(937,867)	(10,621)	-	-	(948,488)
Book amount at year-end	773,372	33,158	78,434	9,264	894,228

(i) Depreciation charges of investment property were included in “Costs” in the statement of Income (Note 26).

57

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Investment properties (Continued)

The following amounts have been recognized in the statement of income:

June 30, 2012
Rental and service income	1,110,779
Direct operating expenses	(486,477)

Properties under development as of June 30, 2012 significant comprise units to be received due to Berutti barter transaction.

Borrowing costs were capitalized at the weighted average rate of its general borrowings from 13.35% to 14.26%.

Certain of the Company’s investment property assets have been mortgaged or otherwise restricted to secure some of the Company’s borrowings and other payables. The net book value of the Company´s investment properties as of June 30, 2012 and July 1, 2011 is as follows:

	June 30, 2012	July 1, 2011
Terreno Caballito (ii)	36,889	36,889
Soleil Factory shopping center	81,173	75,392
Córdoba Shopping (i)	62,738	66,186
Total	180,800	178,467

(i)
A portion of the Córdoba Shopping center property is encumbered with an antichresis right as collateral for a debt amounting to Ps. 18.5 million. The debt is included in “Trade and other payables” in the statement of financial position.

(ii)
As regards the case "Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal", Case file No. 25,031-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City.

As of June 30, 2012 and July 1, 2011 the fair value of investment property amounts to Ps. 4,076 million and Ps. 3,872 million, respectively.

58

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Property, plant and equipment

Changes in the Company’s property, plant and equipment for the year ended June 30, 2012 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1, 2011
Costs	9,553	29,139	21,224	291	56	60,263
Accumulated depreciation	(7,863)	(18,543)	(19,940)	(278)	-	(46,624)
Net book amount	1,690	10,596	1,284	13	56	13,639
Year ended June 30, 2012
Opening net book amount	1,690	10,596	1,284	13	56	13,639
Additions	1,483	1,770	2,947	-	-	6,200
Disposals	(33)	(8)	(72)	-	-	(113)
Depreciation charge (i) (Note 26)	(234)	(3,003)	(1,139)	(6)	-	(4,382)
Closing net book amount	2,906	9,355	3,020	7	56	15,344
Costs	11,003	30,901	24,099	291	56	66,350
Accumulated depreciation	(8,097)	(21,546)	(21,079)	(284)	-	(51,006)
Net book amount	2,906	9,355	3,020	7	56	15,344

(i)	For the year ended June 30, 2012 depreciation charges of property, plant and equipment were included in “General and administrative expenses” and in “Costs” (Note 26).

Properties under development as of June 30, 2012 mainly comprise improvements on buildings included in this item.

Borrowing costs were not capitalized during the year.

None of the Company’s property, plant and equipment assets have been mortgaged to secure some of the Company’s borrowings.

Machinery and equipment includes the following amounts where the Company is a lessee under a finance lease.

June 30, 2012
Cost –Capitalized finance leases	1,213
Accumulated depreciation	-
Net book amount	1,213

The Company leases machinery and equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years, and ownership of the assets lie within the Company (Note 22).

8.	Trading properties

Changes in the Company´s trading properties for the year ended June 30, 2012 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1, 2011	3,037	30,959	13,005	47,001
Additions	-	315	-	315
Sales	(989)	-	(6,981)	(7,970)
At June 30, 2012	2,048	31,274	6,024	39,346

None of the Company’s trading properties assets have been mortgaged or otherwise restricted to secure some of the Company’s borrowings and other payables.

9.	Intangible assets

Changes in the Company’s intangible assets for the year ended June 30, 2012 were as follows:

	Computer Software	Others	Total
At July 1, 2011
Costs	9,783	907	10,690
Accumulated amortization	(8,712)	(610)	(9,322)
Net book amount	1,071	297	1,368
Year ended June 30, 2012
Opening net book amount	1,071	297	1,368
Additions	491	-	491
Amortization charge (i) (Note 26)	(625)	(82)	(707)
Closing net book amount	937	215	1,152
At June 30, 2012
Costs	10,274	907	11,181
Accumulated amortization	(9,337)	(692)	(10,029)
Net book amount at year-end	937	215	1,152

(i) Amortization charges are included within “General and administrative expenses” in the statement of income (Note 26).

59

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Inventories

See breakdown of the Company´s inventories in Note 11 to the Unaudited Condensed Interim Separate Financial Statements

The cost of inventories recognized as expense and included in “Costs”.

11.	Financial instruments by category

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, tax receivables and payables in kind), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Financial assets and financial liabilities as of June 30, 2012 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2012
Assets as per statement of financial position
Trade and other receivables (Note 12)	333,040	-	333,040	49,808	382,848
Investments in financial assets (Note 13)	-	75,383	75,383	-	75,383
Cash and cash equivalents (Note 14)	17,353	1,090	18,443	-	18,443
Total	350,393	76,473	426,866	49,808	476,674

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 15)	140,262	-	140,262	288,428	428,690
Borrowings (excluding finance lease liabilities) (Note 18)	805,703	-	805,703	-	805,703
Finance leases (Note 18)	1,213	-	1,213	-	1,213
Total	947,178	-	947,178	288,428	1,235,606

60

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Financial instruments by category (Continued)

Financial assets and financial liabilities as of July 1, 2012 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
July 1, 2011
Assets as per statement of financial position
Trade and other receivables (Note 12)	224,813	-	224,813	41,303	266,116
Investments in financial assets (Note 13)	-	69,078	69,078	-	69,078
Cash and cash equivalents (Note 14)	8,842	120,591	129,433	-	129,433
Total	233,655	189,669	423,324	41,303	464,627

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 15)	89,072	-	89,072	270,968	360,040
Borrowings (Note 18)	766,605	-	766,605	-	766,605
Total	855,677	-	855,677	270,968	1,126,645

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

61

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Financial instruments by category (Continued)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value	Total
June 30, 2012
Interest income (i)	10,135	-	-	-	10,135
Interest expense (i)	-	-	(74,100)	-	(74,100)
Foreign exchange gains/ (losses) (i)	9,373	6,498	(67,528)	-	(51,657)
Loss from derivative financial instruments	-	-	-	(1,050)	(1,050)
Fair value losses on financial assets at fair value through profit or loss (i)	-	(1,303)	-	-	(1,303)
Net result	19,508	5,195	(141,628)	(1,050)	(117,975)

(i)	Included within Note 29.

Determination of fair values

See determination of the fair value of the Company in Note 4 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements for the six-month period ended December 31, 2012 and 2011.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of June 30, 2012 and July 1, 2011 and their allocation to the fair value hierarchy:

	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A. (i)	-	65,035	-	65,035
- Don Mario S.G.R.	10,000	-	-	10,000
- Mutual funds	1,437	-	-	1,437
- Mortgage bonds	1	-	-	1
Total Assets	11,438	65,035	-	76,473

62

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11. Financial instruments by category (Continued)

	July 1, 2011
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A. (i)	68,550	-	-	68,550
- Mutual funds	121,118	-	-	121,118
- Mortgage bonds	1	-	-	1
Total Assets	189,669	-	-	189,669

(i)     There were transfers between levels 1 and 2 for the year ended June 30, 2012.

The shares of TGLT are traded in the Buenos Aires Stock Exchange for all the periods reported. As of June 30, 2012, these were classified under level 2 because the last quote available was not considered representative of the market price as of the balance sheet date because there was no trade involving the shares on dates near closing.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 14, Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

12.	Trade and other receivables

See breakdown of the Company´s trade and other receivables in Note 12 to the Unaudited Condensed Interim Separate Financial Statements.

As of June 30, 2012, all non-current receivables are due within 6 years from the end of the reporting period.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Company’s trade and other receivables are denominated in the following currencies:

	June 30, 2012	July 1, 2011
Argentine Peso	336,534	216,355
US Dollar	46,239	49,667
Other currencies	75	94
	382,848	266,116

63

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables (Continued)

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 1.16 of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements. The Company’s trade receivables comprise several classes.

Due to the distinct characteristics of each type of receivables, an ageing analysis of past due unimpaired and impaired receivables are shown by type and class of material receivables to the Company.

The following table includes an ageing analysis of past due unimpaired leases and services receivables by class as of June 30, 2012 and July 1, 2011, grouped by type and class of material receivables (a column of outstanding receivables is also included so that the totals can be reconciled with the amounts appearing on the balance sheet):

	Past due
	Up to 3 months	3 to 6 months	Over 6 months	To mature	Allowed	Total
Leases and services	23,753	5,909	1,684	227,845	39,547	298,738
Sale of properties	195	124	150	-	2,213	2,682
Total as of June 30, 2012	23,948	6,033	1,834	227,845	41,760	301,420
Leases and services	34,198	11,307	20,367	111,935	38,343	216,150
Sale of properties	408	-	306	-	2,255	2,969
Total as of July 1, 2011	34,606	11,307	20,673	111,935	40,598	219,119

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping center, office and other rental properties customers and farmland properties represent 98.4 % and 98.5 % of the Company’s total trade receivables as of June 30, 2012 and July 1, 2011. The Company has a large customer base and is not dependent on any single customer.

As of June 30, 2012 and July 1, 2011, a total of Ps. 39,547 and Ps. 38,343 of leases and services receivables were impaired.

As of June 30, 2012, the Company provided for losses with respect to leases and services receivables for an amount of Ps. 5,256.

64

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables (Continued)

As of June 30, 2012 and July 1, 2011, the lease and service receivables outstanding not written down by way of allowances relate to a large and varied number of clients for whom there is no external credit rating available. Most clients for whom there is no external credit rating available have been Company clients for at least six months and have no default track-records in the past.  The new clients which are less than six months old are monitored on a regular basis. To date, the Company has not experienced any credit issues with such new clients.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 1.5 % and 1.6 % of the Company’s total trade receivables as of June 30, 2012 and July 1, 2011, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. The credit risk on outstanding amounts is considered low.

The credit quality of sales receivable will be assessed as per the historical information on default rates of the counterparty.

The Company has also receivables with related parties. Neither of which are due nor impaired.

The Company has also other classes of receivables, which neither individually nor in the aggregate are deemed material to the Company.

See changes in Company’s provision for impaired receivables in Note 12 to the Unaudited Condensed Interim Separate Financial Statements.

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 26). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

65

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables (Continued)

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above (Note 3).

13.	Financial assets at fair value through profit or loss

See breakdown of Company´s financial assets at fair value through profit or loss in Note 13 to the Unaudited Condensed Interim Separate Financial Statements.

The maximum exposure to credit risk at the reporting date is the carrying value of the debt and equity investments.

Financial assets at fair value through profit or loss are denominated in the following currencies:

	June 30, 2012	July 1, 2011
Currency
Argentine Peso	75,383	69,078
	75,383	69,078

14.	Cash flow information

See breakdown of Company´s cash flow in Note 14 to the Unaudited Condensed Interim Separate Financial Statements.

15.	Trade and other payables

See breakdown of Company´s trade and other payables in Note 15 to the Unaudited Condensed Interim Separate Financial Statements.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

66

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Trade and other payables (Continued)

The carrying amounts of the Company’s trade and other payables are denominated in the following currencies:

	June 30, 2012	July 1, 2011
Argentine Peso	412,450	330,450
US Dollar	16,240	29,590
	428,690	360,040

16.	Payroll and social security liabilities

See breakdown of Company´s payroll and social security liabilities in Note 16 to the Unaudited Condensed Interim Separate Financial Statements.

17.	Provisions

The Company is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Company is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Company bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Company may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

See changes in Company´s provision categorized by type of provision and analysis of current and non-current provisions in Note 17 to the Unaudited Condensed Interim Separate Financial Statements.

67

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Borrowings

See breakdown of Company´s borrowings in Note 19 to the Unaudited Condensed Interim Separate Financial Statements.

As of June 30, 2012 and July 1, 2011, total borrowings include collateralized liabilities (seller financing and long-term borrowings) of Ps. 41,543 and Ps. 39,839, respectively. These borrowings are mainly collateralized mainly by investment property of the Company (Note 6).

The maturity of the Company's borrowings (excluding obligations under finance leases) and the Company's exposure to fixed and variable interest rates is as follows:

	June 30, 2012	July 1, 2011
Fixed rate:
Less than one year	48,480	39,487
Between 1 and 2 years	1,902	-
Between 2 and 3 years	143,716	-
Between 3 and 4 years	-	130,515
Between 4 and 5 years	538,354	-
More than 5 years	-	487,225
	732,452	657,227
Floating rate:
Less than one year	-	52,273
Between 1 and 2 years	18,907	-
Between 2 and 3 years	-	32,229
Between 4 and 5 years	40,005	-
	58,912	84,502
Not accrued interest:
Between 1 and 2 years	(826)	-
Between 2 and 3 years	(910)	(910)
Between 4 and 5 years	3,120	(1,327)
Less than one year	12,955	27,113
	14,339	24,876
	805,703	766,605

68

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Borrowings (Continued)

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values of non-current borrowings are as follows:

	June 30, 2012	July 1, 2011
APSA CN due 2014	1,612,354	2,215,533
APSA NCN Class I due 2017	405,846	443,623
Seller financing	57,648	35,125
Finance lease obligations	426	-
	2,076,274	2,694,281

Notes issued

See information about notes issued in Note 22 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

Loans and bank overdrafts

As of June 30, 2012 and July 1, 2011, short-term and long-term loans were granted by several domestic financial institutions. They are repayable at various dates between July 2011 and July 2012, and bear either fixed interest rates ranging from 1.75% to 14.00% per annum, or floating interest rates mainly based on Badlar plus spreads ranging from 375 to 400 basic points.

As of June 30, 2012 and July 1, 2011, bank overdrafts were drawn on several domestic financial institutions. The Company has bank overdrafts of less than three months bearing fixed interest rates ranging from 20% to 24% per annum.

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities – minimum lease payments:

	June 30, 2012	July 1, 2011
Not later than 1 year	895	-
Later than 1 year and not later than 5 years	426	-
	1,321	-
Future finance charges on finance leases	(108)	-
Present value of finance lease liabilities	1,213	-

69

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Borrowings (Continued)

The present value of finance lease liabilities is as follows:

	June 30, 2012	July 1, 2011
Not later than 1 year	787	-
Later than 1 year and not later than 5 years	426	-
Present value of finance lease liabilities	1,213	-

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at June 30, 2012 was 7.5%.

19.	Employee benefits

See detail of employee benefits in Note 23 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

Contribution expense was Ps. 823 million the year ended June 30, 2012 and was recognized in the statement of income (Note 27).

20.	Share-based payments

See information related to share-based payments in Note 27 to the Unaudited Condensed Interim Separate Financial Statements.

The Company recognized a charge related to the Equity Incentive Plan of Ps. 2,138 for the year ended June 30, 2012 (Note 27).

21.	Current and deferred income tax

The income tax charge of the Company is calculated on the basis of the estimated future taxable profit for the year using the prevailing tax rates.

70

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.	Taxation (Continued)

The detail of the income tax charge of the Company is as follows:

June 30, 2012
Current income tax	158,860
Deferred income tax	(16,336)
Income tax expense	142,524

The country tax rate where the Company operates and generates the taxable income is 35%.

Deferred tax assets and liabilities of the Company as of June 30, 2012 and July 1, 2011 will be recovered as follows:

	June 30, 2012	July 1, 2011
Deferred income tax asset to be recovered after more than 12 months	43,690	42,041
Deferred income tax asset to be recovered within 12 months	29,088	19,949
Deferred income tax assets	72,778	61,990

	June 30, 2012	July 1, 2011
Deferred income tax liabilities to be recovered after more than 12 months	169,958	179,864
Deferred income tax liabilities to be recovered within 12 months	10,253	5,895
Deferred income tax liabilities	180,211	185,759

See the evolution of deferred income tax in note 19 to the Unaudited Condensed Interim Separate Financial Statements.

The evolution of the deferred income tax assets and liabilities during the year is as follows:

Deferred income tax liabilities	Investment properties	Trade and other receivables	Investments	Others	Total
At July 1, 2011	(125,387)	(9,951)	(43,411)	(7,010)	(185,759)
Charged / (credited) to the statement of income	13,115	(9,629)	(2,344)	4,406	5,548
At June 30, 2012	(112,272)	(19,580)	(45,755)	(2,604)	(180,211)

Deferred tax asset	Tax loss carry-forward	Advances from Customers	Trading properties	Others	Total
At July 1, 2011	14,831	39,004	4,064	4,091	61,990
Charged / (credited) to the statement of income	(953)	14,463	(2,926)	204	10,788
At June 30, 2012	13,878	53,467	1,138	4,295	72,778

71

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.	Current and deferred income tax (Continued)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry forwards in Argentina expire within 5 years.

In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, Management believes that as at June 30, 2012, it is probable that the Company will realize all of the deferred tax assets.

As of June 30, 2012, the tax loss carry-forwards of the Company are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Date of expiration
Argentina	39,651	2011	2016

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to profit before taxes purposes for the year ended June 30, 2012:

June 30, 2012
Tax calculated at the tax rates applicable to profits	166,100
Tax effects of:
Non-deductible items	1,820
Share of profit of subsidiaries, associates and joint ventures	(25,491)
Others	95
Tax Income	142,524

22.	Leases

The Company as lessee

Operating leases:

The Company leases office space under an operating lease with related companies. The lease calls for monthly payments of USD 44 and Ps. 0.9. Rental expense under this lease was Ps. 3,943 for the year ended June 30, 2012.

72

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Leases (Continued)

The future minimum payments under non-cancellable operating leases are as follows:

	June 30, 2012	July 1, 2011
No later than 1 year	2,503	1,430
Later than one year and not later than five years	2,809	182
	5,312	1,612

Finance leases:

The Company leases certain computer equipment under various finance leases for an average term of three years. The book value of these assets under finance leases amounts to Ps. 1,213 as of June 30, 2012.

At the commencement of the lease term, the Company recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of income.

Information on the breakdown of the present value of finance leases and its components is disclosed in Note 18.

The Company as lessor

•	Leases of shopping centers

The Company celebrates operating leases relating to shopping centers. The leases have an average term raging from three to five years, with some leases relating to anchor stores having terms of ten to thirty years. Tenants pay a rent which is the higher of (i) the base rent; and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants’ sales). Furthermore, pursuant to the rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 7% and 12% each year during the lease term. Since the rent is not known until the end of the period, these lease agreements meet the definition of contingent rent under IAS 17 "Leases". Accordingly, rental income will be recognized once the contingent rent is known and the payment is received.

For the year ended June 30, 2012, contingent rent amounted to Ps. 185,099, and averaging rent amounted to Ps. 26,848. They are included within “Revenues” in the Note 24.

73

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Leases (Continued)

Additionally, the Company owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Company leases this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2012 amounted to Ps. 178 and is included in the line item "Revenues" (Note 24).

Finance leases:

The Company does not act as a lessor in connection with finance leases.

23.	Equity

See information related to Equity in Note 27 of the Exhibit 1 to Unaudited Condensed Interim Consolidated Financial Statements.

24.	Revenues

06.30.12

Base rent	384,996
Averaging of scheduled rent escalation	26,848
Contingent rent	185,099
Admission rights	78,721
Parking fees	33,330
Property management fee	11,558
Expenses and collective promotion fund	372,385
Others	17,842
Total Rental and service income	1,110,779
Sale of trading properties	32,051
Others	120
Total other revenue	32,171
Total revenue	1,142,950

74

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Costs

June 30, 2012
Service charge expense and other operating costs	486,477
Total property operating costs	486,477
Cost of sale of trading properties	10,559
Total others costs	10,559
Total costs (Note 26)	497,036

26.	Expenses by nature

The Company disclosed expenses in the statement of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

For the year ended June 30, 2012:

	Charges for service and other operating cost	Cost of sale of trading properties	General and administrative expenses	Selling expenses	Total
Leases, service charges and vacant property cost	12,219	619	1,024	190	14,052
Depreciation and amortization	81,156	-	562	-	81,718
Impairment of receivables (charge and recovery)	-	-	-	5,256	5,256
Advertising	88,844	-	-	2,839	91,683
Taxes, rates and contributions	33,694	206	223	22,487	56,610
Maintenance, security, cleaning, repairs and others	112,025	889	613	104	113,631
Fees and payments for service	15,210	31	8,407	863	24,511
Directors’ fees	-	-	35,628	-	35,628
Salaries and social security expenses	139,933	-	6,917	5,281	152,131
Property selling cost	-	8,812	-	-	8,812
Others	3,396	2	1,404	67	4,869
Total expenses by nature	486,477	10,559	54,778	37,087	588,901

75

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.	Employee costs

June 30, 2012
Salaries, bonuses and security costs	(149,170)
Share-based compensation	(2,138)
Pension costs – defined contribution plan	(823)
Number of employees	(152,131)

28.	Other operating income (expense), net

June 30, 2012
Donations	(13,328)
Tax on personal assets	(131)
Others	(7,933)
Total other operating income, net	(21,392)

29.	Financial results, net

June 30, 2012
Finance income:
- Interest income	10,135
- Foreign exchange gains, net	14,568
Finance income	24,703

Finance costs:
- Interest expense	(74,493)
- Foreign exchange losses, net	(67,528)
- Fair value gains of financial assets at fair value through profit or loss	(1,303)
- Others finance costs	(12,295)
Finance Costs	(155,619)
Total Financial results, net	(130,916)

30.	Earnings per share

See Note: 34 of the Exhibit I - Unaudited Condensed Interim Consolidated Financial Statements.

76

Alto Palermo S.A. (APSA)
Exhibit I - Notes to the Unaudited Separate Financial Statements (continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.	Barters

See Note: 35 of the Exhibit I - Unaudited Condensed Interim Consolidated Financial Statements.

32.	Transaction and authorization pending approval

See Note: 36 of the Exhibit I - Unaudited Condensed Interim Consolidated Financial Statements.

77

Alto Palermo S.A. (APSA)
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.       Receivables and liabilities by maturity date.

		Falling due	Without term	Without term	To be due
	Items	December 31, 2012	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Receivables	Trade and other receivables, net	80,284	2,419	28,251	208,907	49,539	34,554	21,934	13,175	23,834	25,138	13,226	501,261
	Total	80,284	2,419	28,251	208,907	49,539	34,554	21,934	13,175	23,834	25,138	13,226	501,261
Liabilities	Trade and other payable, net	30,210	-	12	211,394	34,005	48,370	20,959	58,454	28,415	24,038	19,310	475,167
	Short-term and long-term debt	1,563	-	-	249,310	7,305	2,099	19,209	89,960	64,938	57,050	582,953	1,074,387
	Provisions	-	-	8,514	4,039	-	-	-	-	-	-	-	12,553
	Salaries and social security payable	-	-	-	9,802	-	3,970	-	-	-	-	-	13,772
	Income tax liability and Deferred Income Tax	-	-	107,905	-	-	-	64,731	-	-	-	-	172,636
	Total	31,773		116,431	474,545	41,310	54,439	104,899	148,414	93,353	81,088	602,263	1,748,515

78

Alto Palermo S.A. (APSA)
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.             Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Totals
Items		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Trade and other receivables, net	394,625	3,012	397,637	103,624		103,624	498,249	3,012	501,261
	Total	394,625	3,012	397,637	103,624		103,624	498,249	3,012	501,261
Liabilities	Trade and other payable, net	325,928	19,010	344,938	129,612	617	130,229	455,540	19,627	475,167
	Short-term and long-term debt	99,354	180,132	279,486	208,88	586,021	794,901	308,234	766,153	1,074,387
	Salaries and social security payable	13,772	-	13,772	-	-	-	13,772	-	13,772
	Provisions	4,039	-	4,039	8,514	-	8,514	12,553	-	12,553
	Income tax liability and Deferred Income Tax	64,731	-	64,731	107,905	-	107,905	172,636	-	172,636
	Total	507,824	199,142	706,966	454,911	586,638	1,041,549	962,735	785,78	748,515

4.b.             Breakdown of accounts receivable and liabilities by adjustment clause.

On December 31, 2012 there are not receivable and liabilities subject to adjustment clause.

79

Alto Palermo S.A. (APSA)
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.             Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non-current
		Accruing interest		Non-Accruing interest	Subtotal	Accruing interest		Non-Accruing interest	Subtotal	Accruing interest		Non Accruing interest	Total
	Items	Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Trade and other receivables, net	-	-	397,637	397,637	-	-	103,624	103,624	-	-	501,261	501,261
	Total	-	-	397,637	397,637	-	-	103,624	103,624	-	-	501,261	501,261
Liabilities	Trade and other payable, net	-	-	344,938	344,938	-	-	130,229	130,229	-	-	475,167	475,167
	Short-term and long-term debt	197,370	80,760	1,356	279,486	716,689	-	78,212	794,901	914,059	80,760	79,568	1,074,387
	Salaries and social security payable	-	-	13,772	13,772	-	-	-	-	-	-	13,772	13,772
	Provisions	-	-	4,039	4,039	-	-	8,514	8,514	-	-	12,553	12,553
	Income tax liability and Deferred Income Tax	-	-	64,731	64,731	-	-	107,905	107,905	-	-	172,636	172,636
	Total	197,370	80,760	428,836	706,966	716,689	-	324,860	1,041,549	914,059	80,760	753,696	1,748,515

80

Alto Palermo S.A. (APSA)
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.       Related parties.

a.       Interest in related parties.

Name of parent Company	Place of business / country of incorporation	Main activity (*)	% of ownership interest held by the Group
Equity interest:
Apsamedia S.A.	Argentina	Consumer financing and Advertising	100%
Arcos del Gourmet S.A.	Argentina	Real estate investment and development	88.621%
Conil S.A.	Argentina	Real estate investment and development	100%
Emprendimiento Recoleta S.A.	Argentina	Real estate investment and development	53.684%
Fibesa S.A.	Argentina	Real estate investment and development	99.999%
Panamerican Mall S.A.	Argentina	Real estate investment and development	80.00%
Shopping Neuquén S.A.	Argentina	Real estate investment and development	99.068%
Investment companies:
Torodur S.A.	Uruguay	Investment	100%

b.       Related parties debit/credit balances. See Note 28

6.       Borrowings to directors.

See Note 28.

7.       Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.       Current values.

See Note 1, Exhibit I to Unaudited Condensed Interim Consolidated Financial Statement.

9.       Appraisal revaluation of fixed assets.

None.

10.       Obsolete unused fixed assets.

None.

81

Alto Palermo S.A. (APSA)
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

11. Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.       Recovery values.

See Note 1, Exhibit I to Unaudited Condensed Interim Consolidated Financial Statement.

13.       Insurances

Real Estate	Insured amounts	Accounting values	Risk covered
Abasto	157,101	140,770	Fire, full risk and dismissed profit
Alto Palermo	153,099	90,561	Fire, full risk and dismissed profit
Mendoza Plaza	52,539	75,380	Fire, full risk and dismissed profit
Paseo Alcorta	67,700	61,415	Fire, full risk and dismissed profit
Alto Avellaneda	109,684	50,788	Fire, full risk and dismissed profit
Alto Rosario	69,035	73,406	Full risk, construction and assembly
Patio Bullrich	53,696	74,986	Fire, full risk and dismissed profit
Córdoba Shopping – Villa Cabrera	27,937	61,614	Fire, full risk and dismissed profit
Alto Noa	29,228	16,924	Fire, full risk and dismissed profit
Soleil Factory	22,889	83,552	Fire, full risk and dismissed profit
Patio Olmos	198	31,878	Fire, full risk and dismissed profit
SUBTOTAL	743,106	761,274
Unique policy	15,000	-	Third party liability

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2 % of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions

Not applicable.

82

Alto Palermo S.A. (APSA)
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17.	Unpaid accumulated dividends on preferred shares.

None.

18.       Restrictions on distributions of profits

See Note 27, Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

83

Alto Palermo S.A. (APSA)
Business Highlights as of December 31, 2012
(In thousands of Argentine Pesos)

1.	Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period.

(See attached file).

2.	Consolidated Shareholders’ equity structure as compared with the same period of previous year.

	12.31.12	12.31.11
Current Assets	778,389	619,659
Non-Current Assets	2,043,064	1,847,014
Total	2,821,453	2,466,673
Current Liabilities	801,534	518,626
Non-Current Liabilities	1,011,673	943,868
Subtotal	1,813,207	1,462,494
Minority interest	154,342	142,548
Shareholders´ Equity	853,904	861,631
Total	2,821,453	2,466,673

3.	Consolidated income structure as compared with the same period of previous year.

	12.31.12	12.31.11
Operating result	371,334	332,274
Share of profit of associates and joint ventures	894	6,851
Profit Before Financing and Taxation	372,228	339,125
Finance income	31,159	34,984
Finance cost	(129,342)	(77,008)
Financial loss generated, net	(98,183)	(42,024)
Profit Before Income Tax	274,045	297,101
Income tax	(98,289)	(97,446)
Net income for the year	175,756	199,655

Attributable to:
Equity holders of the parent	166,866	193,061
Non-controlling interest	8,890	6,594

84

Alto Palermo S.A. (APSA)
Business Highlights as of December 31, 2012
(In thousands of Argentine Pesos)

4.         Statistical data as compared with the same period of previous year.

Not applicable.

5.         Key ratios as compared with the same period of previous year.

	12.31.12		12.31.11
Liquidity
Current assets	778,389	=0.97	619,659	=1.19
Current liabilities	801,534		518,626

Debt
Total liabilities	1,813,207	=2.12	1,462,494	=1.70
Shareholders´ Equity	853,904		861,631

Solvency
Shareholders´ Equity	853,904	=0.47	861,631	=0.59
Total liabilities	1,813,207		1,462,494

Non-Current Assets to total Assets
Non-Current Assets	2,043,064	=0.72	1,847,014	=0.75
Total assets	2,821,453		2,466,673

85

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Alto Palermo S.A. (APSA)
C.U.I.T.: 30-52767733-1
Legal address: Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of Alto Palermo S.A. (APSA) as of December 31, 2012, and the related unaudited condensed interim separate statements of comprehensive income, unaudited condensed interim separate statements of changes of shareholders’ equity and unaudited condensed interim separate statements of cash flows for the six-month period ended December 31, 2012 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences added by the National Securities Commission to its regulations. Those standards differ from the International Financial Reporting Standards and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board and used for the preparation of the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) with its subsidiary as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4.
As mentioned in Note 2.1 to the unaudited condensed interim separate financial statements, these unaudited condensed interim separate financial statements have been prepared in accordance with Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which differ from the International Financial Reporting Standards, and especially, from the International Accounting Standard No 34 used in the preparation of the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) with its subsidiary as to the aspects mentioned in note 2.3 to the unaudited condensed interim separate financial statements attached. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in Note 2.3 to these unaudited condensed interim separate financial statements. The amounts included in the reconciliations shown in Note 2.3 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

86

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

5.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Pronouncement No. 26 of the FACPCE for separate financial statements of a parent company.

6.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)	the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Additional Information to the notes to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2012, the debt of Alto Palermo S.A. (APSA) owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 2,644,093, which was not callable at that date.

Autonomous City of Buenos Aires, February 14, 2013

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191

87

Alto Palermo S.A. (APSA)
Summary as of December 31, 2012

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, February 14, 2013 - Alto Palermo S.A. (APSA) (BASE: APSA, NASDAQ: APSA) and alternatively the “Company”, a leading company engaged in the acquisition, development, possession and management of Shopping Centers in Argentina, announces today its results for the six-month period ended on December 31, 2012.

Consolidated Income Statement
(excludes interests in equity investees and joint businesses)

	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Revenues	455.1	373.9	21.7%	818.3	702.6	16.5%
Operating Income	207.1	169.9	21.9%	371.3	332.3	11.7%
Depreciation and Amortization	32.6	29.6	10.1%	64.9	56.3	15.3%
EBITDA	239.7	199.5	20.2%	436.2	388.6	12.2%

„
Revenues for the second quarter of fiscal year 2013 increased by 21.8% compared to the second quarter of 2012, driven by an increase in revenues from the Shopping Centers and Offices segments. Cumulative revenues for the first six-month period reached ARS 818.3 million, i.e., 115.7 million above cumulative revenues for the same period of 2012.

„
Cumulative operating income for the six-month period of 2013 grew 11.7%, mainly due to the growth in the Shopping Centers segment and the Offices segment, which added footage from the San Martín Plot, offset by a drop in the Financial Transactions and Sales and Developments segment, reflecting the impact of the sale of 3 parcels of the Rosario plot for ARS 20.6 million occurred during the first quarter of 2012.

„	EBITDA grew 20.2% in the second quarter of fiscal year 2013 as compared to the same quarter of the previous fiscal year, and 12.2% in the comparative six-month period.

1

Alto Palermo S.A. (APSA)
Summary as of December 31, 2012

II. Shopping Centers

During the second quarter of 2013, our shopping centers maintained their growth rate in terms of sales and reached a 98.8% occupancy level, 1.1% higher than in the same period of 2012.

According to the Shopping Centers’ poll made by the INDEC1, as of December 31, 2012, cumulative tenants’ sales for the past twelve months recorded a 22.5% increase compared to the same period of the previous year.

In turn, our tenants’ sales grew by 23.2% compared to the same period of the previous fiscal year, and 24.1% if we compare the second quarter of 2013 to the same quarter of 2012, driven by the growth in sales from the shopping centers in Greater Buenos Aires and the interior of Argentina. In this way, Revenues and EBITDA from this segment recorded increases of 20.4% and 16.9%, respectively.

Financial indicators of the Shopping Centers segment
(in millions of ARS)

	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Revenues	450.2	367.2	22.6%	809.0	671.7	20.4%
Operating Income	202.6	163.6	23.8%	365.4	311.3	17.4%
Depreciation and Amortization	31.8	27.9	14.0%	63.5	55.5	14.4%
EBITDA	234.4	191.5	22.4%	428.9	366.8	16.9%

Operating indicators of the Shopping Centers segment
(in millions of ARS, except as indicated)

	IIQ 13	IQ 13	IVQ 12	IIIQ 12	IIQ 12
Gross Leaseable Area (sqm)[2]	309,021	309,021	309,021	307,685	308,597
Tenants’ Sales (12 month cumulative)	13,967	10,471	9,966	9,393	8,975
Tenants’ Sales in the same Shopping Centers [1] (12 month cumulative)	13,397	10,037	9,577	9,056	8,689
Occupancy [2]	98.8%	98.4%	98.4%	97.8%	97.7%

[1]	Excludes “Soleil” and "Ribera Shopping" shopping centers.
[2]	Percentage over gross leasable area as of period end.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)[1]	Stores	APSA’s Interest	Occupancy [2]	Book Value (ARS thousand)
Alto Palermo	Nov-97	18,701	146	100.0%	98.9%	90,561
Abasto Shopping[4]	Jul-94	37,711	173	100.0%	100.0%	140,770
Alto Avellaneda	Nov-97	36,943	140	100.0%	97.6%	50,788
Paseo Alcorta	Jun-97	14,107	111	100.0%	99.8%	61,415
Patio Bullrich	Oct-98	11,684	82	100.0%	100.0%	74,986
Alto Noa Shopping	Mar-95	19,038	92	100.0%	99.7%	16,924
Buenos Aires Design	Nov-97	13,769	62	53.7%	97.7%	10,608
Alto Rosario Shopping[5]	Nov-04	27,691	146	100.0%	97.9%	73,406
Mendoza Plaza Shopping	Dec-94	42,237	148	100.0%	96.2%	75,380
Córdoba Shopping	Dec-06	15,191	106	100.0%	100.0%	61,614
Dot Baires Shopping	May-09	49,527	152	80.0%	100.0%	502,389
Soleil	Jul-10	14,712	70	100.0%	100.0%	83,552
La Ribera Shopping	Aug-11	7,710	48	50.0%	100.0%	25,794
Fibesa and Other [6]	-	-	-	100.0%	-	-
Total Shopping Centers		309,021	1,476		98.8%	1,268,187

[1] Corresponds to gross  leasable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leasable area on the last day of the period.
[3] Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.
[4] Excludes Museo de los Niños (3,732 sqm).
[5] Excludes Museo de los Niños (1,261 sqm).
[6] Includes revenues from Fibesa S.A. Comercializadora Los Altos S.A. (merged with Fibesa), and others.

2

Alto Palermo S.A. (APSA)
Summary as of December 31, 2012

Cumulative tenants’ sales as of December 31
(by Shopping Center, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Shopping Center	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Alto Palermo	458.2	378.9	20.9%	813.5	687.5	18.3%
Abasto Shopping	550.8	436.9	26.1%	989.8	801.2	23.5%
Alto Avellaneda	530.0	420.6	26.0%	953.0	741.2	28.6%
Paseo Alcorta	245.0	199.0	23.1%	420.1	351.8	19.4%
Patio Bullrich	159.5	145.4	9.7%	283.0	267.6	5.8%
Alto Noa Shopping	166.2	134.6	23.5%	306.4	249.0	23.1%
Buenos Aires Design	62.7	59.6	5.2%	119.9	118.7	1.0%
Alto Rosario Shopping	292.6	226.5	29.2%	535.7	416.6	28.6%
Mendoza Plaza Shopping	318.0	242.8	31.0%	587.4	457.5	28.4%
Córdoba Shopping	125.1	96.4	29.8%	221.1	174.5	26.7%
Dot Baires Shopping	452.1	371.0	21.9%	798.0	654.2	22.0%
Soleil	88.4	70.8	24.9%	158.5	133.3	18.9%
La Ribera Shopping [1]	47.8	34.9	37.0%	101.1	51.0	98.2%
Total	3,496.4	2,817.4	24.1%	6,287.5	5,104.1	23.2%

[1] APSA took possession of this Shopping Center on August 15, 2011.

Cumulative tenants’ sales as of December 31
(by Type of Business, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Type of Business	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Anchor Store	250.8	208.4	20.3%	438.8	369.8	18.7%
Clothes and Footwear	1.827.9	1.457.0	25.5%	3.144.4	2.554.4	23.1%
Entertainment	84.0	68.9	21.9%	219.0	163.2	34.2%
Home	620.5	490.9	26.4%	1.141.4	909.1	25.6%
Restaurant	270.3	224.2	20.6%	558.6	457.0	22.2%
Miscellaneous	425.9	354.5	20.1%	751.6	625.3	20.2%
Services	17.1	13.5	26.7%	33.7	25.3	33.2%
Total	3,496.4	2,817.4	24.1%	6,287.5	5,104.1	23.2%

Revenues from cumulative leases as of December 31
(by Type of Business, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Detailed Revenues	IIQ13	IIQ12	YoY var	6M 13	6M 12	YoY var
Base Rent	153.834	126.643	21,5%	287.351	235.647	21,9%
Percentage Rent	88.002	69.617	26,4%	144.673	122.262	18,3%
Total Rent	241.832	194.290	23,3%	432.024	357.909	20,7%
Admission rights	27.227	21.805	24,9%	51.337	41.624	23,3%
Fees	4.165	8.524	(51,1)%	13.053	17.076	(23,6)%
Parking	15.702	10.518	49,3%	30.792	21.408	43,8%
Management fees	4.420	3.550	24,5%	8.564	6.060	41,3%
Other	915	-1.013	-	1.625	449	261,9%
Total Revenues before Common Expenses and Common Promotional Fund	294.265	237.674	23,8%	537.395	444.526	20,9%
Common Expenses and Common Promotional Fund	155.895	129.532	20,4%	271.607	227.279	19,5%
Total Revenues	450.160	367.206	22,6%	809.002	671.805	20,4%

3

Alto Palermo S.A. (APSA)
Summary as of December 31, 2012
III. Others

It includes the “Sales and Developments”, “Offices” and “Financial Transactions” segments.

Sales and Developments*

in ARS MM	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Revenues	2.3	2.9	(20.7)%	4.3	24.1	(82.2)%
Operating Income	0.5	1.3	(61.5)%	1.3	15.4	(91.6)%
Depreciation and Amortization	-	-	-	-	-	-
EBITDA	0.5	1.3	(61.5)%	1.3	15.4	(91.6)%

*	Includes Torres Rosario Project (Condominios del Alto I and II) and Rosario Plot (parcels 2A, 2C and 2F)

Development of projects:

Torres Rosario Project – City of Rosario, Province of Santa Fe
APSA owns a block of approximately 50,000 square meters, subdivided into 8 smaller parcels, located in the City of Rosario, close to the Alto Rosario Shopping Center. As of December 31, 2011, 2 of these parcels (parcels 2-G and 2-H) had been bartered. The barter of parcel 2-G represents a total area of 10,128 square meters for sale, and under the barter agreement APSA will receive 15 apartments with a total built area of 1,504 square meters and 15 parking spaces.  These units were put for sale in May past. The barter of parcel 2-H represents a total area of 14,500 square meters for sale, 3,188 of which represent the performance of the barter agreement. This area is equivalent to 42 apartments and 42 parking spaces.

Condominios del Alto I – (parcel 2-G)
The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed into 6 stories with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.

As of December 31, 2012, the project had been completed and 9 apartments with parking space had been sold, with 6 apartments, 6 parking spaces and one storage space being available for sale.

Condominios del Alto II – (parcel 2-H)
The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed into 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry.

As of December 31, 2012 the project had been completed and deliveries are in progress, with 35 apartments (3,601 sqm), 41 parking spaces and 5 storage spaces being available for sale.

Offices*

in ARS MM	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Revenues	7.1	4.8	47.9%	13.7	6.2	121.0%
Operating Income	3.1	2.8	10.7%	6.3	3.0	110.0%
Depreciation and Amortization	1.9	0.9	111.1%	3.6	1.4	157.1%
EBITDA	5.0	3.7	35.1%	9.9	4.4	125.0%

*	Includes Dot Building and San Martín Plot

►
The Offices segment has shown high growth rates in the six-month period of 2013 as compared to the same period of the previous year, due to the incorporation of the San Martín Plot and the Dot Building’s positive performance.

Financial Transactions*

in ARS MM	IIQ 13	IIQ 12	YoY var	6M 13	6M 12	YoY var
Revenues	0.6	1.2	(50.0)%	1.3	3.2	(59.4)%
Operating Income	1.6	7.3	(78.1)%	3.0	10.1	(70.3)%
Depreciation and Amortization	-	-	-	-	-	-
EBITDA	1.6	7.3	(78.1)%	3.0	10.1	(70.3)%

*	20% interest in Tarshop and Apsamedia’s residual operations.

4

Alto Palermo S.A. (APSA)
Summary as of December 31, 2012

IV. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement as of December 31, 2012. The difference lies in the presence of joint businesses which are included in the segment but not in the income statement, in compliance with the recently adopted IFRS.

Item	Income by segment	Joint businesses*	Income statement
Revenues	828.3	(10.0)	818.3
Costs	(382.0)	5.0	(377.0)
Gross Profit	446.3	(5.0)	441.3
General and administrative expenses	(37.6)	0.4	(37.2)
Selling expenses	(28.0)	0.6	(27.4)
Other operating income, net	(5.7)	0.3	(5.4)
Operating Income before interest in joint businesses	375.0	(3.6)	371.3
Income from interests in equity investees and joint businesses	1.0	(0.1)	0.9
Operating Income before financial income and taxes	376.0	(3.8)	372.2

* Includes operating income from La Ribera Shopping (50%) and San Martín Plot (50%).

1 Encuesta de Centros de Compras. December 2012. INDEC www.indec.gov.ar

5

Alto Palermo S.A. (APSA)
Summary as of December 31, 2012
V. Consolidated Financial Debt as of December 31, 2012

As of December 31, 2012, APSA had loans for a total of USD 187.5 million. Below is a detail of APSA’s debt:

Description	Outstanding Amount (in USD) (1)	Issue Currency	Interest Rate	Maturity
APSA’s Series I Notes due 2017(2)	120.0	USD	7.9%	May-17
Soleil / Tucumán Debt	13.9	USD	5.0%	Jul-17
Short Term Debt	17.4	ARS	Variable	< 30 days
Nobleza Piccardo	5.4	USD	7.5%	Jun-14
Shopping Santa Fe Debt	0.9	USD	0.0%	Feb-13
APSA Syndicated Loan	24.0	ARS	15.0%	Nov-15
Other loans	5.9	ARS	15.0%	Dec-15
APSA’s Total Debt	187.5

1 Principal face amount stated in USD at an exchange rate of 4.527 ARS = 1 USD, without considering elimination of balances with subsidiaries.
2 As of June 30, 2012, APSA had repurchased a principal amount of USD 10.0 million.

VI. Significant Events

►
Effective November 30, 2012, a cash dividend for ARS 140 million, equivalent to ARS 0.111 per share and ARS 4.445 per ADR, has been made available to the shareholders. This dividend has been made available to the local shareholders, whereas the payment date to the ADR holders is in process of being determined.

►
During this period, APSA entered into a syndicated loan agreement for ARS 118 million with local banks. The loan’s term will be 36 months. The principal amount is repayable in 8 quarterly, consecutive installments, the first of them to fall due on the first anniversary of the execution date. The loan accrues interest at a fixed nominal interest rate of 15.01% per annum.

►
On November 23, 2012, APSA acquired 50% of the shares in Entertainment Holdings S.A. for a total amount of ARS 32 million. Entertainment Holdings S.A. holds 100.0% of the shares in Boulevard Norte S.A. and 100.0% of the shares in Entretenimiento Universal S.A. Through its subsidiary, Boulevard Norte holds 50.0% of the capital stock and voting power of La Rural S.A., the company that holds usufruct rights for the commercial operation of the Predio Ferial Palermo exhibition site, in the City of Buenos Aires. Therefore, APSA’s non-controlling, indirect interest reaches 25.0% of this company’s capital stock and voting power.

Subsequent Events

►	On January 14, 2013, Alto Palermo repurchased an amount equivalent to USD 31,738,262 in principal amount of its Series I Convertible Notes due July 2014.

►
On January 24, 2013, a holder of Convertible Notes exercised its conversion rights for USD 7,240 in exchange for 223,456 common shares of ARS 0.1 par value each. Following such conversion, the Company’s stock capital is ARS 126,010,964.4.

6

Alto Palermo S.A. (APSA)
Summary as of December 31, 2012
VII. Brief comment on prospects for the next period

Our shopping centers continue to exhibit sound invoicing figures and occupancy rates close to 100%, hand in hand with our tenants’ strong commitment, who keep choosing our spaces both in the City of Buenos Aires and the inner regions of Argentina, to position their brands.

We expect that during fiscal year 2013 we will continue to consolidate as the leading shopping center company in Argentina, adding new properties and footage to our current portfolio, including new top brands among our tenants and devising new ways to continue offering the best commercial proposals to our visitors.

In this sense, we will continue to work in the development of our “Arcos del Gourmet” project located in the neighborhood of Palermo, in the City of Buenos Aires. This project will follow an urban model, offering a variety of premium brands in an open-air environment, with approximately 13,000 sqm of gross leaseable area and 70 stores. This future shopping center, the fourteenth in our portfolio, started to be developed in December 2011 and it is expected to be opened in Spring 2013. In the last months this project has been eagerly accepted among tenants, and we expect that this new proposal, which also introduces a cultural space in the retail concept, will achieve the same degree of success of our former developments.

On the other hand, we continue working on the development of a new shopping center in the City of Neuquén. We hope to have suitable business, financial and governmental conditions for making progress in this development during the second half of this fiscal year.

In addition, we will continue making efforts to improve our shopping centers’ service offerings, so as to maintain our successful occupancy rates and visitors’ traffic. Given our financial position and low indebtedness level, our experience in taking advantage of real estate market opportunities and our credentials in the capital markets, we are confident that we will keep up our growth rate and portfolio consolidation trend.

7

SIGNATURES

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

March 11, 2013	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets